8/1

02069127

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME DEPFA Deutsche Pfandbriefbank AG

*CURRENT ADDRESS An der Welle 5
D-60322 Frankfurt am Main

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 04822 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DATE : 2/20/03



Group Accounts in accordance with US-GAAP

annual report

DePfa Group
2001

DePfa Group
PERFORMANCE IN FINANCE

Group figures in accordance with US-GAAP

	1.1.–31.12.2001 €m	1.1.–31.12.2000 €m	Change €m	%
Earnings				
Total net interest income	635	574	61	10.6
Net commission income	129	128	1	0.8
Trading result	95	8	87	
Total earnings	**859**	**710**	**149**	**21.0**
Personnel expenditure	261	216	45	20.8
Other administrative expenses	139	131	8	6.1
Depreciation on fixed assets	37	33	4	12.1
Administrative expenditure	**437**	**380**	**57**	**15.0**
Other income and expenditure	115	1	114	
Operating profit before provisions	**537**	**331**	**206**	**62.2**
Provision for loan losses	116	154	–38	–24.7
Result of first-time application of SFAS 133	–3	–	–3	
Income before tax	**418**	**177**	**241**	**136.2**
Taxes	96	–10	106	
Profit attributable to minority interests	31	32	–1	–3.1
Net income	**291**	**155**	**136**	**87.7**
Ratios				
Cost/income ratio	50.9%	53.5%		
Earnings per share (€)	8.09	4.31		
RoE before taxes	20.1%	9.2%		
RoE after taxes	14.0%	8.1%		
Portfolio				
Public sector financing	120,802	112,373	8,429	7.5
of which international	72,996	64,530	8,466	13.1
Property financing	26,054	23,096	2,958	12.8
of which international	9,539	7,873	1,666	21.2
Other loans	4,204	2,080	2,124	102.1
Outstanding securities including loans taken up	80,098	81,797	–1,699	–2.1
Equity	2,257	1,990	267	13.4
Total assets	180,899	156,446	24,453	15.6

Contents

Letter to Shareholders

Dear Shareholder,

2001 will go down on record as a key year in DePfa's history. The resounding 99.95 % vote in favour of the split by you, our shareholders, at the Extraordinary General Meeting last October, paved the way for the strategic realignment of the DePfa Group. This approval formed the basis for the split of the DePfa Group and initiated the process for creating two independent specialist banks, each enjoying an excellent position in their respective markets. The strong level of acceptance of 98.1 % for the exchange of shares against those of DEPFA Holding plc in 2002 was an impressive restatement of faith in the new corporate structure. In the future, DePfa's success story will be continued by two institutions: a Public Finance Bank (Dublin-based DEPFA BANK plc) and a Property Bank (Aareal Bank AG, based in Wiesbaden).

DEPFA BANK

Aareal Bank

Shareholder structure

Market capitalisation:
€ 2.3 billion
36 million shares


40%

Free float

DePfa Holding Verwaltungsgesellschaft mbH

8.34% Bayerische Beamten-Lebensversicherung aG

8.34% Schweizerische Lebensvers.- und Rentenanstalt

6.24% Federal and Länder Government Service Supplementary Pension Agency

5.67% Bankhaus Lampe KG

4.90% Deutscher Ring Beteiligungs-Holding

2.68% Schmidt-Bank

2.56% Entenial S.A.

1.27% Condor Lebensversicherungs-AG

The two banks begin their existence from a position of strength with the last financial year under the umbrella of the DePfa Group being the most successful ever in the Group's history. Group net income totalled € 291 million, thereby exceeding not only the previous record established in 1999, but also DePfa's own targets for the 2001 financial year. The Public Finance business achieved a 21.1% return on equity, mainly due to the strong performance in budget financing and investment banking. The Property business contributed € 78 million to Group net income, mainly as a consequence of the expansion in its international business. In view of the positive development in profitability of DePfa Group, DEPFA BANK plc is expected to pay an interim dividend of € 1.20 per share; from an economic perspective, this is equivalent to the dividend for the financial year 2001 as a whole.

The DePfa share price fell back sharply in the second half of 2001 and was caught up in the overall negative market sentiment, especially following 11 September. However, since the beginning of 2002 the share has recovered strongly, posting gains of 20%. There are two main explanations for this. Firstly, the plans to split the DePfa Group were well-received by the capital markets, as shown by the good ratings assigned to the two new banks at the very outset.

Secondly, you, our shareholders, also played a role with your overwhelming show of support for the split, thus providing further evidence of confidence in the future of DEPFA BANK and Aareal Bank. We would like to extend our sincerest thanks. Our heartfelt thanks also goes to all members of staff of DePfa Group whose tireless commitment guaranteed the success of the split.

This show of confidence gives us added determination as well as a great sense of responsibility to stick to the path that we have set for ourselves. Both banks will continue to be associated with strength and above-average profitability. Both banks will continue their successful international expansion in targeted markets and take advantage of opportunities in new and promising business fields. Both banks will respond in a time effective manner to the changing needs of the market and further expand their leading positions. A much more detailed presentation of the structure, business lines and the management of the two new specialist banks is provided in the enclosed brochures. As you are well aware, embracing change was always paramount to DePfa's success. With this, the last Annual Report under "one roof", we are closing a successful chapter in DePfa's history – only to turn the page to an even more successful one. Join us in this new exciting challenge and share in the success of tomorrow's markets!

Yours sincerely,

Bruckermann

Glauner

group financial overview

business development 2001



Business Development 2001 (Group Management Report)

DePfa Group achieved an excellent result in its last financial year "under one roof", preceding the split into two specialist banks. Net income rose by 87.7%, to € 291 million, earnings per share increased from € 4.31 to € 8.09, and return on equity after taxes amounted to 14.0%. The key developments in and particular characteristics of individual items on the profit and loss account and the balance sheet are explained below. For a more detailed review, please refer to the Notes to the Financial Statements, and to the Risk Report, which is a separate section within the Notes.

Net income after tax (in m €)



350
300
250
200
150
100
50
0
121
157
277
155
291
1997
1998
1999
2000
2001

Figures according to US-GAAP as from 1998

RoE after tax



18 %
15 %
12 %
9 %
6 %
3 %
0 %
8.9 %
9.6 %
15.4 %
8.1 %
14.0 %
1997
1998
1999
2000
2001

Figures according to US-GAAP as from 1998

Profit and Loss Account

Net interest income rose by a significant 10.6 %, to € 635 million, mainly due to higher volumes in international lending in both Public Finance and Property activities. Net commission income remained stable at € 129 million (€ 128 million), while at € 95 million, the trading result clearly exceeded the previous year's figure of € 8 million. Securities trading at DePfa Investment Bank Ltd with an aggregate € 30 million (2000: € 25 million) and the valuation of derivative financial instruments contributed mainly in achieving this amount.

The latter involves the presentation of derivatives positions that do not meet the strict requirements of hedge accounting with their market value changes as well as the interest and interest components attributable to the individual instruments. Moreover, the trading result comprises the ineffective portions of fair value hedges and cash flow hedges. Total income therefore amounted to € 859 million, which corresponds to a rise of 21.0 %.

At € 437 million, administrative expenditure was up by 15.0 %. Main drivers for the relatively pronounced cost increases were incentive programmes launched by DePfa Group, higher staff levels, and salary increases. The higher expenditure for IT investments undertaken by the Public Finance Bank accounted mainly for the 6.1 % increase in other administrative expenses, to € 139 million. Higher income more than compensated for the considerable rise in total costs, resulting in an improvement in the Group's cost/income ratio, from 53.5 % in 2000 to 50.9 % in 2001.

Net other income and expenditure amounted to € 115 million (2000: € 1 million). This positive result was attributable, among other factors, to the sale of securities, which represents a core activity of the Public Finance Bank, and the sale of the participating interest in Deutsche Börse AG in the first quarter of 2001. This item also comprises some of the costs incurred in connection with the split of the DePfa Group, while in 2000, net other income and expenditure was burdened significantly by asset write down charges from the asset pool.

Net loan loss provisions fell by 24.7 %, to € 116 million. The provisioning measures, which remained relevant to the German property market only, could be reduced significantly. No loan defaults or non-performing loans were suffered in international property lending; to date we have not had to set aside any specific loan loss provisions in this part of the business. Overall, € 182 million was allocated to specific loan loss provisions, which represents a decrease of 12.1 % over the previous year. At € 66 million, specific loan loss provisions released exceeded the previous year's figure by 53.5 %.

Provision for loan losses

€ m	2001	2000
Additions to specific loan loss provisions	182	207
Release of specific loan loss provisions	66	43
Additions to general loan loss provisions	3	0
Release of general loan loss provisions	0	8
Recoveries of loans written off	3	2
Provision for loan losses	**116**	**154**

Profit before taxes, net of provisions and including the non-recurring effect from the first-time application of SFAS 133 (–€ 3 million), soared by 136.2 % to € 418 million. The results of Treasury activities contributed € 70 million or 16.7 % (2000: € 22 million) to Group's profit before taxes. Net income, after taxes of € 96 million and minority interest income of € 31 million, rose to € 291 million, up 87.7 % compared to the financial year 2000. For shareholders who have taken part in the Share Exchange, the dividends for the financial year 2001 will no longer be distributed by DEPFA Deutsche Pfandbriefbank AG: as a result of the Share Exchange, it has become a 98 % subsidiary of DEPFA BANK plc. DEPFA BANK plc is expected to pay an interim dividend of € 1.20 per share; from an economic perspective, this is equivalent to the dividend for the financial year 2001 as a whole. As an adjustment to establish the future capitalisation of the two bank groups, DEPFA Deutsche Pfandbriefbank AG will make a special distribution of € 20 per share to its shareholders (including DEPFA BANK plc).

Segment reporting

Public Finance

The Public Finance business continued its successful performance, significantly improving results for the financial year 2001. € 220 million in net income after taxes (up 35.8 %) provides a sound basis for the future development of the independent Public Finance Bank. Net interest income amounted to € 251 million (up 17.3 %); taking into account net interest income shown under the trading result, the figure was € 243 million (up 7.0 %). The net commission result was –€ 3 million (2000: +€ 5 million). At € 42 million (2000: € 43 million), the trading result was almost unchanged. In spite of a very difficult market environment, DePfa Investment Bank was able to improve its trading result by € 5 million, to € 30 million. The valuation of derivatives yielded a result of € 20 million (2000: € 5 million). This consists largely of derivatives which, although applied as macro hedges, do not qualify for the purposes of hedge accounting under applicable accounting rules.

(€ million)	Public Finance		Property Business			IT/ Consulting		Consolidation/ Reconciliation/ Other		DePfa Group	
			Property Bank	Property Bank plus Asset Pool[1]							
	2001	2000	2001	2001	2000	2001	2000	2001	2000	2001	2000
Total net interest income	251	214	419	362	343	–1	0	23	17	635	574
Net commission income	–3	5	38	38	36	124	108	–30	–21	129	128
Trading result	42	43	53	53	–35					95	8
Including: Trading result of DePfa Investment Bank	30	25								30	25
Including: Valuation of derivatives	20	5	106	106	–30					126	–25
Including: Interest	–8	13	–53	–53	–5					–61	8
Administrative expenditure	92	76	234	234	207	116	104	–5	–7	437	380
Other income and expenditure	68	4	20	13	–15	5	5	29	7	115	1
Provision for loan losses		–1	116	116	155	0	0		0	116	154
Result from the first-time application of SFAS 133								–3		–3	
Income before income taxes	**266**	**191**	**180**	**116**	**–33**	**12**	**9**	**24**	**10**	**418**	**177**
Including: Income from Treasury activities	38	–6	32	32	28					70	22
Including: Income from payment services						22	15			22	15
Income taxes	46	29	64	38	–44	10	8	2	–3	96	–10
Minority interest income								31	32	31	32
Net income for the year	**220**	**162**	**116**	**78**	**11**	**2**	**1**	**–9**	**–19**	**291**	**155**
Allocated equity	1,038	789	942	987	1,034	51	51	8	50	2,084	1,924
Cost/income ratio	31.9%	29.1%	45.8%	51.5%	60.2%	94.0%	96.8%			50.9%	53.5%
RoE before taxes	25.5%	24.2%	19.2%	11.8%	–3.2%	23.9%	17.0%			20.1%	9.2%
RoE after taxes	21.1%	20.5%	12.5%	8.0%	1.1%	4.7%	1.8%			14.0%	8.1%

[1] Property Bank plus property holdings to be spun off.

The 21.1% increase in administrative expenditure in Public Finance, to € 92 million, was mainly due to IT investments for the new Public Finance Bank, as well as to external costs and internal expenditure incurred in connection with the split of DePfa Group. A share of the higher internal costs arose from incentive programmes and bonus payments to staff, who had to bear a formidable workload in preparation for the establishment of the new DEPFA BANK plc. 50% of external costs for the split of the Group was allocated to Public Finance; due to its lower cost basis, administrative expenditure rose more strongly in percentage terms. Net other income and expenses amounted to € 68 million (2000: € 4 million). This result was largely characterised by the successful sale of securities from the available-for-sale portfolio. Holding a portfolio of actively managed positions – also with a view to selling these in due course – forms part of the new Public Finance Bank's business model.

At € 220 million net – equivalent to a return on equity after taxes of 21.1% – the Public Finance business posted a favourable overall result. Since considerably more shareholders' capital was allocated to Public Finance, return on equity is almost unchanged over the previous year (21.1% after 20.5%). In line with preparations for the split, the allocation of shareholders' equity rose from € 789 million by 31.6%, to € 1,038 million. The high level of profitability in Public Finance is based on a core capital ratio which significantly exceeds the regulatory capital requirements.

Property Business

Profit before taxes in the Property business improved significantly in the year under review: whilst a loss of € 33 million had been recorded in 2000, 2001 saw a profit of € 116 million. At 8.0%, return on equity after taxes was just under the cost of equity of the new Property Bank. This is a favourable starting-point against the background of the impending strategic and operative changes.

Net interest income grew by 5.5%, to € 362 million. The higher figure reflects both the increase in lending volume and the additional revenue from arranging property financing. Net commission income also rose by 5.5%. Higher commission income from the property business compensated in part for commission expenses related to synthetic securitisations with an aggregate volume of approx. € 3.2 billion. After a € 35 million loss in the previous year, the trading result amounted to € 53 million. This result is in line with the valuation and realisation of profits on derivative positions, pursuant to SFAS 133 (€ 106 million), less the net corresponding interest components (–€ 53 million). The setting-up of an independent asset/liability management structure for the Property business required a redefinition of hedge relationships, in line with the provisions applicable to hedge accounting. This involved the realisation of profits which, in turn, were offset by compensation payments to be recognised as interest expenses under the trading result. This reconciliation – which was a consequence of preparations for the split of the Group, and of the separation of Treasury activities in particular – will also help reduce earnings volatility in the future.

The 13 % increase in administrative expenses, to € 234 million, was due to previously described factors related to the Group as a whole. Net other income and expenses moved from a deficit of € 15 million to a € 13 million surplus. The fact that depreciation of participations and items within the asset pool was no longer required was a major contributing factor to this swing. At € 116 million, the provision for loan losses was 25.2 % lower than the previous year, and thus remained within the corridor announced during the course of the year.

Within the scope of segment reporting, the Property business is shown exclusive of property holdings which are to be disposed of (asset pool); this analysis clearly demonstrates that the (ongoing) disposal of these holdings will significantly improve the Property Bank's results.

The profit before taxes for the IT/Consulting business segment rose by 33.3 %, to € 12 million. On account of a high tax burden, due to losses outside Germany for which no tax relief is available, net income after taxes amounted to € 2 million (2000: € 1 million).

Lending business


160
120
80
40
0
95.9
109.8
134.4
137.5
151.1
1997
1998
1999
2000
2001
Public sector finance
Residential property finance
Commercial property finance
other loans

Financing volume – Group (in bn €)

Total lending volume of the DePfa Group rose by € 13.6 billion, to € 151.1 billion in 2001. As in previous years and in line with the international focus, the momentum in both Public Finance and Property lending stemmed from businesses outside Germany. While the international Public Finance portfolio rose by 13.1 %, to € 73.0 billion, German Public Finance lending fell by 0.1 %, to € 47.8 billion. Overall, the broadly diversified volume of international Public Finance lending rose by 7.5 %, to € 120.8 billion. Given that the new Public Finance Bank increasingly places lending exposures with third parties, while continuing to expand its investment banking activities, sheer volume growth will no longer be the main yardstick for our success in the future.

The property lending portfolio, of which € 9.5 billion (36.6%) is attributable to business outside Germany, is also a clear indication of a broad international approach. At year-end, the total property lending volume reached a level of € 26.1 billion – an increase of 12.8%. While international lending climbed 21.2%, to € 9.5 billion, the volume of German loans rose by 8.5%, to € 16.5 billion. As in Public Finance, the new Property Bank is no longer focused on total assets, or geared towards a simple expansion of lending volumes. Rather, securitisation and syndication are at the heart of the bank's strategy, allowing it to fully realise its acquisition potential and to boost the profitability whilst optimising risk. During the past 12 months approximately € 3.2 billion in receivables were securitised, using synthetic structures where the loans remain on the balance sheet but the associated risks are transferred to third parties.

DePfa Group's total assets rose by 15.6%, to € 180.9 billion during the period under review.

Financing volumes – DePfa Group

1.1.–31.12.2001	2001 €m	%	2000 €m	Change from the previous year €m	%
Public sector financing	**120,802**	**100.0**	**112,373**	**8,429**	**7.5**
of which in Germany	47,806	39.6	47,843	–37	–0.1
of which international	72,996	60.4	64,530	8,466	13.1
of which loans with a zero weighting	91,881	76.1	89,605	2,276	2.5
of which loans with a 10% weighting	1,582	1.3	0	1,582	
of which loans with a 20% weighting	26,829	22.2	21,335	5,494	25.8
Property financing	**26,054**	**100.0**	**23,096**	**2,958**	**12.8**
of which in Germany	16,515	63.4	15,223	1,292	8.5
of which international	9,539	36.6	7,873	1,666	21.2
of which residential	13,376	51.3	11,611	1,765	15.2
of which commercial	12,678	48.7	11,485	1,193	10.4
Other loans	**4,204**		**2,080**	**2,124**	**102.1**
Total financing volume	**151,060**	**100.0**	**137,549**	**13,511**	**9.8**
of which in Germany	66,874	44.3	64,619	2,255	3.5
of which international	84,186	55.7	72,930	11,256	15.4
of which public sector financing	120,802	80.0	112,373	8,429	7.5
of which property financing	26,054	17.2	23,096	2,958	12.8
of which other loans	4,204	2.8	2,080	2,124	102.1

New loan commitments – DePfa Group

	2001 €m	%	2000 €m	Change from the previous year €m	%
Public sector financing	**33,583**	**100.0**	**22,934**	**10,649**	**46.4**
of which in Germany	9,592	28.6	8,085	1,507	18.6
of which international	23,991	71.4	14,849	9,142	61.6
of which loans with a zero weighting	24,195	72.0	15,645	8,550	54.7
of which loans with a 10% weighting	899	2.7	0	899	
of which loans with a 20% weighting	8,063	24.0	7,289	774	10.6
Property financing	**6,953**	**100.0**	**6,942**	**11**	**0.2**
of which in Germany	2,848	41.0	2,742	106	3.9
of which international	4,105	59.0	4,200	−95	−2.3
of which residential	2,049	29.5	2,349	−300	−12.8
of which commercial	4,904	70.5	4,593	311	6.8
Other loans	**2,303**		**967**	**1,336**	**138.2**
Total new commitments	**42,839**	**100.0**	**30,843**	**11,996**	**38.9**
of which in Germany	14,435	33.7	11,627	2,808	24.2
of which international	29,262	68.3	19,216	10,046	52.3
of which public sector financing	33,583	78.4	22,934	10,649	46.4
of which property financing	6,953	16.2	6,942	11	0.2
of which other loans	2,303	5.4	967	1,336	138.2

Funding

Total outstanding securities issued by DePfa Group amounted to € 80.1 billion at year-end, of which mortgage bonds *(Pfandbriefe)* with a volume of € 59.1 billion or 73.8% – and in particular public-sector mortgage bonds *(öffentliche Pfandbriefe)* – were the Group's most important refinancing vehicle. However, short-term funding – in particular DePfa's money market business – is continuously gaining in importance to the Group.

Primary sale of securities in € m – Group 2001


5,250
4,500
3,750
3,000
2,250
1,500
750
0
208
107
3,500
2,750
673
5,124
298
Loans taken up
Floater
Global Pfandbriefe
Jumbo Pfandbriefe
Traditional Pfandbriefe
MTN
Other bonds

Total € 12.7 bn

DePfa Group raised € 12.7 billion during the financial year 2001, down 8.0% compared to 2000. Primary sales of Jumbo and Global *Pfandbriefe* issues totalled € 6.3 billion during the year under review. € 0.7 billion of traditional *Pfandbriefe* were issued. DePfa Group's focus in short-term funding was primarily on Medium-Term Notes (€ 5.1 billion).

Eurobonds/MTNs:

Including public issues (2001):

Currency	Issue size	Coupon	Maturity
PLN	100 m	16 %	2002
CHF	100 m	FRN	2002
JPY	1 bn	CMS	2016
JPY	100 bn	0.15 %	2003
JPY	30 bn	FRN	2003
HUF	20 bn	9 %	2003
USD	30 m	Callable Fixed	2011
JPY	2 bn	Reverse FRN	2006
JPY	3 bn	Callable Fixed	2013
GBP	30 m	FRN	2004
SKK	850 m	8.375 %	2006
USD	20 m	Flip-Flop	2007
CHF	150 m	FRN	2003
JPY	4 bn	CMS	2016
GBP	50 m	Reverse FRN	2004
CZK	1 bn	5 %	2003
PLN	100 m	10 %	2002

Within the scope of preparations for the split of the DePfa Group into two independent banks, the Group's Treasury division (and thus its refinancing activity) was divided in the second half of 2001. The Public Finance Bank will continue to refine its existing funding strategy. It will benefit in particular from a higher rating, and from the fact that its parent company will no longer be subject to restrictions of the German Mortgage Bank Act *("Hypothekenbankgesetz")*. The split enables DEPFA BANK plc to expand its position as one of Europe's largest and most innovative issuers. Nevertheless, *Pfandbriefe* will remain one of the central refinancing vehicles of the new Public Finance Group. DEPFA BANK plc will issue asset-covered bonds through both its DePfa Deutsche Pfandbriefbank AG subsidiary and a new Irish mortgage bank which is being established. It is the clear intention of the bank to issue asset-covered bonds in both jurisdictions in future; there are no plans to discontinue the issuance of German *Pfandbriefe*. Given that the new Irish legislation has been designed to improve the quality of instruments issued (compared to existing legislation regulation governing covered bond issuance across Europe), we envisage competition emerging between the Irish Asset Covered Securities and issues under the German Mortgage Bank Act.

Aareal Bank AG is building its funding strategy on a range of money market and capital market products, including deposit-taking, Medium-Term Note and Commercial Paper programmes, and long-term bond issues. The foundation of a mortgage bank is scheduled for the summer of 2002, so as to preserve the opportunity of issuing *Pfandbriefe*. Aareal Bank was rated for the first time as an independent bank by Fitch, the rating agency, in November 2001 – and assigned an A+ rating for its long-term liabilities.

Shareholders' equity

DePfa Group's liable capital in accordance with section 10a of the German Banking Act *(Kreditwesengesetz – KWG)*, stands at € 3.4 billion, of which core capital accounts for € 2.1 billion and supplementary capital for € 1.3 billion. The ratios according to Liquidity Principle 1 of the German Banking Act stand at 7.2% for the core capital ratio and at 11.3% for the total capital ratio. Using BIS calculation rules, the core capital ratio is 5.7%, and the equity ratio 9.3%. In the course of the split, the Group's regulatory capital will be divided equally between DEPFA BANK plc and Aareal Bank AG.

Outlook

In the middle of this year, the DePfa Group will split into two independent specialist banks: a Dublin-based Public Finance Bank (DEPFA BANK plc), and an independent Property Bank (Aareal Bank AG) which will retain its registered office in Wiesbaden.

DEPFA BANK plc will continue to expand its position as a leading provider of financial services to public-sector authorities around the world. The bank will become an investment bank for the public sector. It will continue to invest in the securities of top-rated public issuers. It holds significant volumes in low-risk financing which, in effect, are securitised via Pfandbriefe, using the bank's own balance sheet. The income flow from the combination of on-balance sheet financing and funding is moderate, but stable on a long-term basis; it is enhanced by a variety of rather short-term sources of income. For the Public Finance business, the split of the DePfa Group means a strengthening of its business model. DEPFA BANK plc will be in a position to cut its funding costs further, and to enhance its capital market standing through an upgrade of its ratings. The departure from the blueprint of a German mortgage bank will strongly enhance its flexibility. The optimised business model will provide the foundation for DEPFA BANK plc to establish itself as a leading provider of financial services to public authorities worldwide. The bank's objective is to achieve a return on equity after taxes of around 20% in 2003.

Aareal Bank is a new generation Property Bank, that has consciously departed from the role model of a traditional lender, and is focusing on its key business segments of Property Asset Management, Consulting/Service and Structured Finance/Property Lending. The bank is one of the most respected international property specialists, and will continue to enhance its position as the first port of call for institutional investors. With the overall change in the Group framework, Aareal Bank can now capitalise on business opportunities more effectively, which in turn makes it easier to grow. In addition to exploring new businesses, this also includes exploiting strategic options. The excellent position already achieved in its home European market will be consolidated further in the years to come. Aareal Bank will also concentrate its efforts on actively growing its business in North America.

The bank expects the stronger emphasis on target clients to have a positive impact on earnings during the current financial year. Continued growth in more profitable international business, concentrating on top class clients, the realignment of the German business and more frequent deployment of securitisation instruments are the key drivers for Aareal's projection of higher operating income. Administrative expenses will also grow in the current year – albeit to a lesser extent than projected total revenues. Aareal Bank is an expanding enterprise that will continue to invest in promising markets. Further relief can be expected in terms of risk provisioning.

The feedback received during the preparatory meetings held with the financial community, where Aareal Bank discussed its capital market debut under the new name, was a clear confirmation that its business model is convincing. The initial placement successes in 2002 also showed that the bank's new name has been fully accepted by the capital market, while at the same time acknowledging the link with DePfa Group's earlier successes.

The structure, which is consistently oriented towards property clients, will also create significant added value for shareholders.

results

group

and

accounts

operations

2001



Contents

Declaration by the Management Board

The Management Board of DePfa Deutsche Pfandbriefbank AG is responsible for the preparation of the Consolidated Financial Statements.

The Consolidated Financial Statements were prepared in accordance with United States Generally Accepted Accounting Principles (US-GAAP); in addition, they meet the requirements of the 4th and 7th EU Directives as well as the EU Bank Accounts Directive. The information provided in the annual report published by the DePfa Group are in agreement with the Consolidated Financial Statements.

DePfa Group ensures the accuracy of its Group accounting and reporting on the basis of a comprehensive internal management and controlling system, plus standard accounting and valuation guidelines applicable throughout the Group.

DePfa Group's internal controlling system comprises the written documentation of the Group's entire organisational structure and its main operating processes, including detailed regulations of authorisations and approval powers.

The Group's exposure to counterparty and market risks is permanently monitored on the basis of a centralised risk management system, which also meets the requirements of an 'early warning system' in accordance with the provisions of the German Law on Corporate Governance and Transparency (KonTraG).

Furthermore, Group Audit monitors the business processes on an ongoing basis, using comprehensive audit plans which cover both the proper execution as well as the efficiency of processes under review. In anticipation of future regulatory requirements regarding capital cover for operational risks, we have already initiated the development of an extensive system to capture such risks, on the basis of current organisational and procedural measures.

The Consolidated Financial Statements in accordance with US-GAAP, and the Group Management Report for the financial year 2001 have been audited and provided with an unqualified audit opinion by PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

The Accounts Committee of the Supervisory Board and the external auditors have discussed the Consolidated Financial Statements, the Group Management Report and the auditors' opinion in details, and have duly informed the Supervisory Board.

Wiesbaden, 16 April 2002
DePfa Deutsche Pfandbriefbank AG

Bruckermann   Glauner

Group balance sheet

as at 31 December 2001
of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets (€ m)	(Notes)	31 Dec. 2001	31 Dec. 2000
Cash and balances with central banks	(1)	1,360	1,204
Public sector debt instruments and bills, which are admitted for refinancing at central banks		–	203
Loans and advances to banks	(2) (4)	14,040	12,584
Loans and advances to customers	(3) (4)	81,399	78,135
Debt securities and other fixed-income securities	(5)	74,387	56,418
Equities and other non-fixed income securities	(5)	296	344
Participations	(6)	121	358
Intangible assets	(7)	53	50
Property and equipment	(8)	165	177
Other assets	(9)	3,168	2,134
Accrued interest and prepaid expenses	(10)	5,910	4,839
Total assets		**180,899**	**156,446**

The accompanying Notes are an integral part of these Group accounts.

Shareholders' equity and liabilities (€ m)	(Notes)	31 Dec. 2001	31 Dec. 2000
Liabilities to banks	(11)	51,403	44,489
Liabilities to costumers	(12)	15,980	13,287
Certificated liabilities	(13)	98,548	86,998
Other liabilities	(14)	4,589	2,562
Accrued interest and deferred income	(15)	5,641	5,074
Provisions	(16)	372	306
Hybrid Capital	(17)	1,539	1,435
Minority interest	(18)	570	305
Equity	(19)		
Subscribed capital		107	108
Capital reserve		394	416
Retained earnings		1,065	1,490
Other comprehensive income		−29	−64
Group retained income		720	40
Total shareholders' equity and liabilities		**180,899**	**156,446**
Contingent liabilities and irrevocable loan commitments	(35)		
Contingent liabilities on guarantees and indemnity agreements		1,437	1,131
Irrevocable loan commitments		7,633	4,407

The accompanying Notes are an integral part of these Group accounts.

Group profit and loss account

for the period from 1 January to 31 December 2001
of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ m	(Notes)	1 Jan.–31 Dec. 2001	1 Jan.–31 Dec. 2000
Interest and similar income from			
Lending and money market business	(23)	5,350	5,298
fixed-income securities	(23)	3,347	2,530
Interest and similar expenses	(23)	8,079	7,281
Net interest income		**618**	**547**
Income from non fixed-income securities and equity interests	(24)	17	27
Commission income	(25)	206	203
Commission expenditure	(25)	77	75
Trading result	(25)	95	8
Other income	(27)	286	172
Other operating income		**527**	**335**
General administrative expenses	(28)	400	347
Depreciation and amortisation of intangible assets and property and equipment		37	33
Other expenditure	(29)	171	171
Operating results before provision for loan losses		**537**	**331**
Provision for loan losses	(4)	116	154
Result from the first-time application of SFAS 133		–3	–
Income before income taxes		**418**	**177**
Income taxes	(30)	96	–10
Income after income taxes		**322**	**187**
Minority interest		31	32
Group net income for the year		**291**	**155**
Weighted average number of ordinary shares in circulation	35,962,330		
Earnings per share before adjustments following the first-time application of SFAS 133 (€)		**8.18**	**4.31**
Earnings per share resulting from adjustments following the first-time application of SFAS 133 (€)		**0.09**	**–**
Earnings per share (€)		**8.09**	**4.31**
Diluted earnings per share before adjustments following the first-time application of SFAS 133 (€)		**8.18**	**4.31**
Diluted earnings per share resulting from adjustments following the first-time application of SFAS 133 (€)		**0.09**	**–**
Diluted earnings per share (€)		**8.09**	**4.31**

The accompanying Notes are an integral part of these Group accounts.

Group cash flow statement

for the period from 1 January to 31 December 2001
of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ m	2001 Application of funds	2001 Source of funds	2001 Net cash flow	2000 Application of funds	2000 Source of funds	2000 Net cash flow
Net income for the year		**291**			**155**	
Non-cash items included in net income and reconciliation to cash flow from operating activities						
Provision for loan losses		119			156	
Carrying value adjustments on foreclosed assets/asset pool		44			73	
Depreciation and amortisation of property and equipment, financial assets and intangible assets		47			55	
Net change in trading derivatives	65				25	
Deferred taxes		31		29		
Increase in accrued interest income	861			548		
Increase in accrued interest expenditure		711			359	
Other non cash items		58			44	
Subtotal	**926**	**1,301**	**375**	**577**	**867**	**290**
Gain/loss on sale of securities available for sale	69			40		
Increase/decrease in other assets	2,543			1,362		
IIncrease/decrease in other liabilities		1,915			1,141	
Cash flow from operating activities	**3,538**	**3,216**	**−322**	**1,979**	**2,008**	**29**
New property finance loans	5,937			6,666		
Property finance loans repayments		2,958			5,423	
New public sector loans	12,956			7,355		
Public sector loans repayments		12,330			9,966	
Change in other loans and advances to banks and customers	1,183			1,736		
Purchase of securities available for sale and securities held to maturity	25,920			21,648		
Sale of securities available for sale and securities held to maturity		9,607			12,579	

Group cash flow statement

for the period from 1 January to 31 December 2001
of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ m	2001 Application of funds	2001 Source of funds	2001 Net cash flow	2000 Application of funds	2000 Source of funds	2000 Net cash flow
Addition of foreclosed assets	28			–		
Sale of foreclosed assets		41			22	
Purchase of property and equipment and financial assets	219			224		
Sale of property and equipment and financial assets		367			79	
Change in scope of consolidation	10			14		
Cash flow from investment activities	**46,253**	**25,303**	**−20,950**	**37,643**	**28,069**	**−9,574**
Issue of preferred securities		250			220	
Loan notes raised		208			509	
Loan notes repaid	869			2,124		
New issue of certificated liabilities		34,051			21,422	
Certificated liabilities repaid	22,501			19,065		
Other amounts raised from banks and customers		10,122			8,984	
Dividends paid	36			36		
Cash flow from financing activities	**23,406**	**44,631**	**21,225**	**21,225**	**31,135**	**9,910**
Cash and cash equivalents at end of previous period			**1,407**			**1,042**
Cash flow from operating activities			−322			29
Cash flow from investment activities			−20,950			−9,574
Cash flow from financing activities			21,225			9,910
Effect of changes in exchange rates			0			0
Cash and cash equivalents at end of period			**1,360**			**1,407**
Interest paid			7,364			6,927
Income tax paid			135			79

The accompanying Notes are an integral part of these Group accounts.

Group statement of changes in shareholders' equity

€ m	Subscribed capital	Capital reserve	Retained earnings	Group retained income	Other comprehensive income: Unrealised gains/losses from marking-to-market of securities	Other comprehensive income: Unrealised result from cash flow hedges	Other comprehensive income: Accumulated effects of currency translation	Total
Balance at 1 January 2000	**108**	**416**	**1,338**	**36**	**17**	**–**	**14**	**1,929**
Group net income for the year	–	–	115	40	–	–	–	155
Other comprehensive income	–	–	37	–	–96	–	1	–58
Comprehensive income								**97**
Dividends	–	–	–	–36	–	–	–	–36
Balance at 31 December 2000	**108**	**416**	**1,490**	**40**	**–79**	**–**	**15**	**1,990**
Group net income for the year	–	–	–	291	–	–	–	291
Other comprehensive income	–	–	–	–	55	–19	–1	35
Comprehensive income								**326**
Transfer to retained earnings	–	–	–425	425	–	–	–	–
Dividends	–	–	–	–36	–	–	–	–36
Purchase of treasury stock	–1	–22	–	–	–	–	–	–23
Balance at 31 December 2001	**107**	**394**	**1,065**	**720**	**–24**	**–19**	**14**	**2,257**

The accompanying Notes are an integral part of these Group accounts.

Notes to the Group Accounts

(1) General principles

The Group accounts of DePfa Deutsche Pfandbriefbank AG for the financial year 2001 were prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP). In order to provide the same information as accounts drawn up in accordance with the German Commercial Code (HGB), the Group accounts comply with the EU Bank Accounts Directive (86/635/EEC) and the EU Group Directive (83/349/EEC). The above stated directives were amended by Directive 2001/65/EEC. The amendments will allow from the financial year 2001 onwards, or following their implementation into domestic law, a comprehensive fair value valuation of financial instruments.

The Group accounts are supplemented by a Group financial overview as well as an explanation of the differences between US-GAAP Group accounts and those drawn up pursuant to German law, as stipulated in section 292a of the German Commercial Code. The Group accounts and the Group management report to be submitted to the commercial register and to be published in the Federal Gazette (Bundesanzeiger) therefore conform to the 7th Directive of the European Council as well as to the Directive of the European Council concerning company and group accounts for banks and other financial institutions.

The terms used in US-GAAP are listed in a glossary attached to the annual report.

(2) Differences between the German Commercial Code (HGB) and US-GAAP

The differences between the German Commercial Code and US-GAAP, which are relevant to the Group accounts of DePfa Deutsche Pfandbriefbank AG, are set out below.

Securities

In accordance with SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities), securities are classified into three categories depending on the purpose for which they were purchased: "held to maturity", "available for sale" and "trading".

Securities held to maturity are recorded at amortised cost. In valuing securities available for sale, changes in their market value are recorded in other comprehensive income without impacting profit and loss while changes in the market value of trading securities are recorded in the profit and loss account. In the case of other than temporary falls in value below cost the book value is written down with an impact on the profit and loss account. Any subsequent revaluation of held to maturity securities does not lead to write-ups. Write-ups for available for sale securities shall be recorded under other comprehensive income.

Pursuant to the German Commercial Code securities are broken down in the categories non-trading portfolio *(Anlagebestand)*, liquidity reserve *(Liquiditätsreserve)*, and trading portfolio *(Handelsbestand)*. Securities are valued at cost. Where the value of securities of the non-trading portfolio is permanently impaired, they must be written down. Where the value is only impaired temporarily, the company is not obliged to write down. Securities of the liquidity reserve and of the trading portfolio must be recorded in accordance with the provisions on valuing current assets, i.e. at the lower of acquisition cost or fair value. If the reasons for the write-down do no longer apply, such securities must subsequently be written up.

Repurchased own debt securities

Under US-GAAP, repurchased debt securities will reduce outstanding liabilities in the balance sheet, irrespective of whether or not the respective security is intended for resale. The difference between the cost of acquisition and the book value is reported in the profit and loss account. Any resale will be treated as a new issue in the balance sheet.

Under the German Commercial Code, own debt securities are capitalised and valued strictly at the lower of cost or market. The purchase of own debt securities itself hence will not affect the profit and loss account. The profit and loss account will only be affected upon the resale of such securities.

Treasury shares

Under US-GAAP, treasury shares are to be deducted from equity without effect on the profit and loss account. Differences between the purchase price and their realisable value are taken into account in equity, with no impact on the profit and loss account, in the event of any resale.

The provisions of the German Commercial Code state that upon repurchase, treasury shares should be capitalised, and the difference between the purchase price and realisable value recorded in the profit and loss account.

Derivative financial instruments and hedging relationships

Pursuant to SFAS 133 all derivatives must be recorded in the balance sheet and valued at fair value with an effect on the profit and loss account. Derivatives which are used as hedging instruments must comply with extensive effectiveness and documentation requirements before they may be recorded in accordance with the provisions applicable to hedge accounting. Tests of hedge effectiveness should be conducted at least quarterly. Contributions to the result of the underlying transaction and the hedge transaction will be determined in relation to the hedge effectiveness of the derivative used. In the event that the fair value of the underlying transaction is hedged with a fair value hedge, changes in the fair value of the derivative are recorded in the profit and loss account together with the fair value changes attributable to changes in the hedged risk of the underlying hedged transaction. Future cash flows from an underlying transaction are hedged with cash flow hedges. Fair value changes of a derivative (effective portion) will be recorded under other comprehensive income (using interim entries) with no impact on the profit and loss account, while the ineffective portion of the hedge must be recorded in the profit and loss account.

According to the German Commercial Code derivative financial instruments are pending transactions and are thus not to be recorded in the balance sheet. Independent derivatives positions not used for hedging purposes will only be reflected to the extent that the Commercial Code provides for transfers to provisions for impending losses from pending transactions. When compared to US-GAAP, the German Commercial Code provides for less stringent provisions for hedge transactions related to underlying transactions, i.e. to the extent that single valuation units are created for the purposes of accounting for derivatives. An impact on the balance sheet only occurs in cases where the hedge transaction is expected to yield unrealised losses, which are not compensated for by unrealised profits from the underlying transaction. The underlying transactions must be valued to the extent that there are no offsetting effects from the derivative.

Provision for loan losses

For receivables within the scope of SFAS 114 (Accounting by Creditors for Impairment of a Loan), specific loan loss provisions shall be determined based on the present value of future cash flows discounted at the loan's effective rate, or based on the fair value of the collateral provided. Where applicable, the market value of the loan can be used as an alternative.

General loan loss provisions are maintained using a migration analysis to cover losses inherent in the on-balance sheet lending business that have not yet been specifically identified. General loan loss provisions are determined on the basis of different credit quality categories into which the portfolio shall be divided. The percentage of loans expected to be non-performing in the subsequent year will be determined taking into account the migration effects between the different categories during the financial year. The general loan loss provision takes into account historical loss data and additional macro-economic data.

In accordance with the provisions of the German Commercial Code, transfers to specific loan loss provisions are based on the expected future payments and take into consideration collateral provided. The potential credit risk is taken into account on the basis of historical loan loss data during the past five financial years, taking into consideration the parameters prescribed under tax legislation.

The provision for general banking risks as permitted pursuant to sections 340 f and 340 g of the German Commercial Code is not permitted under US-GAAP.

Property and equipment

Under US-GAAP, property and equipment are carried at the historic cost less scheduled depreciation. Where the permanent impairment of value is probable, a special depreciation must be carried out. Pursuant to the provisions of US-GAAP, a subsequent revaluation does not lead to any write-up.

With the exception of the write-up requirement following previous special depreciation and the permissibility of tax-induced depreciation, the provisions of the German Commercial Code correspond to those of US-GAAP.

Taxation/Deferred taxes

Under US-GAAP, deferred taxes must be provided for on all differences between tax reporting and financial reporting in the Group accounts, irrespective of when the differences reverse (temporary concept). In addition, a deferred tax asset must be recorded for tax losses carried forward less a valuation allowance for non-recoverable benefits. The tax effects resulting from the corporation tax burden on dividend distributions are taken into account when the corresponding claim is asserted against the tax authorities.

Under the German Commercial Code, a deferred tax asset must be created for differences in results which are likely to be reversed in the foreseeable future (timing concept) whereas a deferred tax item may not be created on tax losses carried forward. The capitalisation of deferred taxes which are not related to Group taxation is optional. The tax effects resulting from the corporation tax burden on dividend distributions are already accounted for as soon as the Management Board has put forward the proposal for the attribution of profits.

Pension provisions

Forward-looking assumptions such as future salary and pension developments as well as career expectations are to be taken into account upon determination of pension provisions under US-GAAP. Interest rates used for the valuation of benefit obligations are based on the prevalent capital market rate. The expenditure for the period is determined on the basis of the values forecasted at the beginning of the accounting period. A change in forecasts will only influence the amounts transferred to provisions in the following period.

Forward-looking assumptions are not to be taken into account pursuant to the German Commercial Code. The discount rate used for tax purposes is also used for accounting purposes. The amount of provisions and the resulting expenditure for the period will be determined on the basis of the net present value calculated at the end of the year.

Costs of developing computer software

Under US-GAAP, certain costs of developing software for use by the Group are to be capitalised, while such capitalisation is generally prohibited under the German Commercial Code.

Goodwill

While scheduled amortisation is no longer required for goodwill acquired after 30 June 2001 in accordance with SFAS 142, such goodwill must be tested for impairment at least once a year.

An impairment test must be carried out at least once a year; any impairment must be reflected by a special depreciation.

Pursuant to the German Commercial Code, goodwill is capitalised and amortised over its prospective useful life.

Trust business

Trust assets and trust liabilities may not be recorded in the balance sheet pursuant to US-GAAP.

Pursuant to the German Commercial Code they are subject to the reporting obligation.

Foreclosed assets

Irrespective of the period of time during which such assets are held, foreclosed assets are subject to the rebuttable presumption of being held for sale. Foreclosed assets are valued strictly at the lower of cost or market, taking into consideration expected costs incurred in the course of the sale.

Pursuant to German law foreclosed assets shall be deemed to be sold during the first five financial years and valued strictly at the lower of cost or market. Thereafter foreclosed assets must be recorded under property and equipment and valued in accordance with the provisions applicable to this item.

Cost and commissions from the origination of loans

Pursuant to SFAS 91, direct costs and commissions received from, the origination of loans shall be deferred, and credited to interest of, income in the subsequent accounting years over the life of the loan.

Pursuant to the German Commercial Code, the costs incurred for the lending approval process are recorded directly under staff costs. Commissions received shall be recorded under commission income upon receipt.

(A) Basis for the Group Accounts

(3) Accounting and valuation principles

Consolidation

All material subsidiaries which fall under the legal or factual control of DePfa Deutsche Pfandbriefbank AG are included in the Group accounts. Material participations are included according to the equity method, if DePfa Deutsche Pfandbriefbank AG directly or indirectly holds between 20 % and 50 % of the shares ("associated companies").

The companies are consolidated according to the book value method by offsetting the acquisition cost against the fair value of the subsidiary's pro-rata equity capital at the time of acquisition ("purchase accounting"). Any residual positive difference resulting from company acquisitions before 30 June 2001 is capitalised as goodwill and amortised on a straight-line basis over its estimated useful life. Goodwill acquired after 30 June 2001 shall no longer be amortised (in accordance with SFAS 142), but is subject to regular impairment tests. Any residual negative difference is applied as a reduction of assets acquired.

Funds invested in the form of investment funds *(Sondervermögen)* are treated on a basis consistent with the consolidation of other subsidiaries.

The effect of intra-Group transactions has been eliminated. The necessary tax deferrals were set up for consolidation measures affecting the profit and loss account.

The item minority interests comprises minority shareholders' proportionate share in shareholders' equity and in net income.

Scope of consolidation

In addition to DePfa Deutsche Pfandbriefbank AG, the scope of consolidation covers 82 (2000: 76) domestic and international subsidiaries, 5 funds held in the form of investment funds *(Sondervermögen)* as well as 4 (2000: 4) associated companies included at equity in accordance with the book value method. 13 companies were included in the group financial statements for the first time; the major companies were:

BauGrund AG, Berlin, Germany
DePfa Bank Capital Funding LLC, Wilmington, USA
DePfa Bank Capital Funding Trust, Wilmington, USA
Global Hotel One Limited, Jersey, USA

6 companies are no longer consolidated due to their legal merger with other Group companies.

The cost of acquisition for 2 companies acquired during the financial year amounted to € 10 million.

7 additional companies were established during the financial year 2001. First-time consolidations did not have any material effects.

The complete list of shareholdings under section 313 para. 2 of the German Commercial Code is show in Section (I).

Loans and advances

Loans and advances to banks and customers are reported at amortised cost, net of provisions. Discounts, premiums and loan origination fees and charges are deferred over the fixed-interest term of the loan and recorded under net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded, if, irrespective of the legal position, the inflow of interest is no longer deemed likely.

Loans are classified as impaired (non-performing), if it can no longer be assumed that all contractually agreed payments will be made. Payments collected on impaired loans are recorded as fees or interest income as long as such receivables are still outstanding. Only thereafter are payments applied against the loan principal outstanding.

Provision for loan losses

Throughout the Group, account is taken of risks in on-balance sheet and off-balance sheet German and international lending operations in the form of specific loan loss provisions, and provisions are set up to the extent of the expected losses. Losses which exist at the balance sheet date, but have not been specifically identified are covered by general loan loss provisions.

Specific loan loss provisions

These are based on the standard procedures for DePfa Group which take into account the financial position of the borrower, and the value and recoverability of the collateral provided on the one hand, and the industry related and macro economic parameters of the loan portfolio on the other.

For the property lending portfolio secured by a charge over property, the specific loan loss provisions are based on the fair value of collateral.

Specific loan loss provisions are released as soon as the grounds for the impairment no longer apply. Loans and advances are written off, if the probability of the loan or advance not being repaid borders on certainty.

General loan loss provisions

General loan loss provisions are set up for potential credit risks in the portfolio for which the related loan has not been identified as impaired at the balance sheet date. The regular evaluation of the adequacy of the general loan loss provisions is based on DePfa Group's historical loan loss data. This includes the development of the loan portfolio as well as the general financial position of borrowers and overall economic factors.

Securities

In accordance with the purpose of their purchase and intended holding period, securities are classified into three categories – held to maturity, available for sale and trading. The valuation of available for sale and trading securities is determined by comparing the average amortised cost with the respective prices at the balance sheet date. Discounts and premiums from the purchase of held to maturity and available for sale securities are deferred over their remaining time to maturity. Such deferral is reflected in net interest income. An adjustment for other than temporary falls in value below cost is determined and identified at the balance sheet date in the context of a impairment test on the basis of individual positions. In the event that the cost of securities exceeds the current market value, any impairment which is other than temporary according to the bank's estimate shall be written down and recorded in the profit and loss account.

Securities transferred within the scope of repo transactions shall be continued to be recorded on the balance sheet, provided the DePfa is still in control of such securities in accordance with the criteria of SFAS 140. In contrast, securities borrowed may only be included as securities on the balance sheet if they are treated as a purchase (the assignor of collateral loses his power of disposal). In principle, repo transactions and pledges effected within DePfa Group do not lead to the assignor losing his power of disposal because of the structure of the agreements. Transactions of this kind are concluded using standard framework agreements including the provision of collateral.

Securities held to maturity

Securities which the bank intends and has the ability to hold until maturity are classified as held to maturity and carried at amortised cost. In accordance with SFAS 133, DePfa Group has opted to reclassify securities of the held to maturity portfolio as securities available for sale in the course of the first-time application of this standard. Such reclassification allows DePfa Group to continue to record earlier hedging strategies in the balance sheet within the context of hedge accounting after introduction of the standards.

Securities available for sale

Available for sale securities are held for indefinite periods of time, or for liquidity management purposes. Such securities are valued at fair value. Unrealised gains and losses resulting from marking to market are recorded in other comprehensive income, net of deferred taxes. Premiums and discounts will be distributed as adjustment of net interest income pursuant to the effective interest rate method. Valuation gains or losses recorded under other comprehensive income will be reclassified to the profit and loss account upon disposal of the securities.

Trading securities

Securities that are to be sold in the short term are carried at fair values in the balance sheet. Resulting realised and unrealised gains or losses are recorded in trading results in the profit and loss account.

Derivative financial instruments

As of 1 January 2001, DePfa Group has applied SFAS 133 (Accounting for Derivative Instruments and Hedging Activities), as amended by SFAS 137 and SFAS 138.

Before the introduction of SFAS 133 (i.e. before the financial year 2001), there were no common provisions on the accounting and valuation of derivatives and hedging relationships. The comparable previous year's figures are, without limitation, based on the provisions applicable until 31 December 2000: trading derivatives were valued at fair value, impacting the profit and loss account. Derivatives used to hedge available for sale securities were valued at fair value on an ongoing basis, similar to that of the underlying transaction. The fair values of the derivative instrument and its underlying transaction were recorded under other cases comprehensive income without impact on the profit and loss account. In all other cases, neither the underlying transaction nor the hedging transaction were valued with a profit and loss account impact.

Effects from the first-time application of SFAS 133 are reflected as transition adjustments in the profit and loss account, or in other comprehensive income. For the purposes of determining transition adjustments for derivatives utilised in the context of a fair value hedge, SFAS 138 permits to record either the overall corresponding market value changes of the underlying transaction or only market value changes with regard to the risk hedged. DePfa Group decided to record the risk-induced market value. The applicable accounting provisions of the new standard are presented below.

Derivative financial instruments used for hedging purposes

The majority of the derivative transactions carried out by DePfa Group are for the purposes of reducing risk. They include in particular interest rate swaps, cross-currency swaps, interest rate options and foreign exchange forwards.

Most of the derivatives may be accounted for as hedges under US-GAAP in accordance with the provisions of SFAS 133. These are derivatives which are allocated to individual assets or liabilities (or parts thereof) as hedging transactions. All derivative transactions are valued at fair value. When recording derivatives and their effect on the result for the period under review, their purpose has been taken into account. Instruments hedging the market value (fair value hedge) or estimated future cash flows (cash flow hedge) have been treated differently.

Cash flows arising from net interest on the derivative transaction (hedging instrument) are recognised in the same way as the net interest income from the underlying transaction. Premiums paid or received are valued at cost and recorded under other assets or other liabilities. They form the basis for the future assessment of fair value. Accruals are recorded under interest deferral, and prepaid expenses or interest deferral, and deferred income, respectively.

Fair value hedge

Changes in the market value of derivatives are recorded in the trading result (i.e. on the profit and loss account) together with the market value changes relating to the hedged risk of the underlying transaction.

Cash flow hedge

Hedge effectiveness is distinguished from hedge ineffectiveness with respect to fair value changes of the derivatives. The effective portion of value changes will be recorded under other comprehensive income without effect on the profit and loss account. The ineffective portion is recorded in the trading result with effect on the profit and loss account. The valuation result included in other comprehensive income in the profit and loss account is restated on a regular basis when the results related to the hedged underlying transaction are recognised in the profit and loss account.

For hedging relationships which cease to be effective or are terminated due to the sale of the underlying transaction or derivative, the hedging relationship will be dissolved. The remaining derivative will be valued as a trading transaction at fair value from this time on. Adjustments to the book value of the underlying transaction are treated as a premium or discount and will be deferred over the remaining time to maturity following the termination of the hedge relationship with an impact on the profit and loss account.

Derivative financial instruments classified as positions of the trading portfolio

Some of the derivatives do not fulfil detailed hedge accounting criteria under US-GAAP. Irrespective of its economic hedging effect, this portion of the derivatives portfolio is valued in line with the trading portfolio, with any gains or losses recorded on the profit and loss account, and recognised under other assets or liabilities.

Interest income and expenditure are recorded in the trading result, together with the deferrals.

The fair values are estimated using pricing models or discounted cash flows.

Participations

SFAS 115 does not apply as the participations held by DePfa Group are not listed on any exchange. Participations are valued at cost.

Intangible assets

– Goodwill

Intangible assets comprise goodwill arising on the acquisition of companies. Goodwill represents the excess of the cost of acquisition over the market value of the Group's share in net assets at the date of acquisition.

Goodwill arising on acquisitions before 30 June 2001 is amortised on a straight-line basis over the estimated useful life of between four and ten years. From 1 January 2002, scheduled amortisation of such goodwill shall be terminated; it shall however be reviewed within the scope of an impairment test. Goodwill arising on acquisitions after 30 June 2001 will no longer be amortised on a straight-line basis, but tested for impairment at least once a year.

– Costs of developing computer software

DePfa Group develops proprietary software which is capitalised in accordance with SOP 98-1. Pursuant to this statement of position, expenditure from the project development phase shall be capitalised and amortised on a straight line basis over the estimated useful life of such software. Development costs of proprietary computer software are recorded under intangible assets.

Property and equipment

Property and equipment are stated at the cost of acquisition or manufacture, less scheduled depreciation.

	Estimated useful life, in years
Buildings	25–50
IT equipment	3
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

Depreciation is carried out over the estimated useful lives of the relevant assets: the useful life of an asset is determined by taking into account the physical useful life, technical obsolescence as well as other factors. If the regular impairment test shows a need for depreciation, this is taken into account. For leasehold improvements, the term of the lease (taking into account extension options) is used as the basis for determining the period over which the asset is depreciated if it is shorter than the usual useful life.

For items under property and equipment, subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Assets are recorded as property and equipment in the event that they are used in the bank's operating business. Property and equipment rented out are recorded as other assets.

Leasing

DePfa Group's lease contracts are assessed according to the economic risks and rewards the lessor and lessee hold in the lease. DePfa Group uses property and equipment on the basis of capital leases or operating leases as lessee while it rents out land and buildings under operating leases as a lessor. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the lessee as rental expense. If DePfa Group is the lessor, the income achieved is reported under other income.

Foreclosed assets

Property intended for sale, which is acquired to avoid loan losses, is reported under other assets (foreclosed assets). It is carried at the lower of cost or fair value, less costs expected to be incurred upon the sale. The value is generally determined by a certified expert on the basis of the fully-capitalised earnings value *("Ertragswertmethode")*. Expenditure relating to such properties is reported in the profit and loss account under other expenditure. Assets which were acquired in the context of a bailout of exposures, and which are subsequently used by the bank itself, or are used to generate income, are reported under property and equipment (if used by the bank itself) or other assets (if used by third parties).

Land in the property portfolio

Properties or participations in special purpose companies, which are intended to be sold in the short term, are, upon separation of the Public Finance and Property activities, included in a separate portfolio (referred to as the "asset pool"), and reported under other assets.

Items in the asset pool are valued at the lower of their book value at the time of their reclassification and their fair value as at the balance sheet date, less costs expected to be incurred upon the sale.

Financing costs

Financing costs are capitalised in accordance with the requirements of SFAS 34 for the period in which assets are produced.

Liabilities

Liabilities are stated at amortised issue amounts and the difference between this amount and the nominal value is written back pro-rata temporis and recorded as interest expenditure. Registered securities are reported together with bearer debentures under certificated liabilities.

Liabilities from short sales of securities are valued at fair value and recorded under the respective liabilities items.

Provisions

Provisions are set aside for commitments to third parties if utilisation is probable and the anticipated amount of the commitment can be reasonably estimated.

Provisions for pensions and similar obligations

Generally, DePfa Group grants pension commitments on the basis of defined benefits and to a minor extent on the basis of contribution-related benefits. DePfa Group accounts for defined benefit pension obligations through the creation of provisions. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment and on the total pensionable years' service within the Group at the time of retirement.

In 2000, DePfa Deutsche Pfandbriefbank AG and DePfa Bank AG introduced a fund based employee pension scheme where the banks make payments to a fund. Benefits from the fund are dependent on contributions made by the employer and the income generated by the fund with a minimum return being guaranteed by the banks.

Staff can make their own additional contributions by way of deferred compensation. The provision for pensions and similar obligations is valued on the basis of the projected unit credit method. Transfers to the provisions include the present value of pension benefits earned in the financial year as well as interests on the amount already transferred to provisions in the previous year.

Deferred taxes

Under US-GAAP, deferred taxes are recorded to cover temporary differences between the carrying amounts of individual assets and liabilities for financial reporting and those for tax reporting purposes. Pursuant to this approach, all differences are recorded, irrespective of their origin, if they will result in tax credits or tax charges in future. Deferred tax liabilities are recorded for differences which, when reversed at a later date, will result in a higher tax charge; deferred tax assets are recorded for those differences which, when reversed, will result in a tax credit. In addition, deferred tax assets are created on losses carried forward for tax purposes. The value of deferred tax assets is reviewed for impairment on a regular basis and valuation allowances made if applicable.

Deferred taxes are calculated at local tax rates, which under the current circumstances are to be expected to apply when the difference is reversed. Deferred taxes are adjusted in the event of legally promulgated changes in tax rates.

Currency translation

In principle, assets and liabilities denominated in foreign currencies as well as spot deals not yet settled at the balance sheet date are valued in euro, at the mean spot rate as at the balance sheet date. Futures not yet settled are valued at the forward rate. Income and expenses resulting from the currency translation of foreign currency denominated positions are recorded in other income and expenses.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated at the balance sheet rate. Balance sheet items are translated at rates as at the end of the year, income and expenditure are translated at annual average rates. Shareholders' equity is translated at historic rates. Translation differences resulting from foreign currency translation are recorded in other comprehensive income without any impact on the profit and loss account.

Earnings per share

Earnings per share will be determined in accordance with SFAS 128 pursuant to which net group income is divided by the average number of shares outstanding. Moreover, effects from rights which may be exchanged in shareholders' equity must be taken into account when determining the diluted earnings per share. DePfa Group did not record any dilution effects.

Consequences from the first-time application of new accounting standards to the earnings per share ratio are presented separately.

Estimates

Certain estimates and assumptions are made for the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates.

New accounting principles under US-GAAP

SFAS 140 was published in October 2000 and regulates the transfer and servicing of financial assets as well as the transfer of financial liabilities; it has completely replaced SFAS 125, which was in force until that date. The new provisions apply to all transfers accomplished after 31 March 2001. The provisions of SFAS 140 do not materially influence DePfa Group's financial statements.

The FASB published SFAS 141 (Business Combinations) in June 2001. SFAS 141 stipulates the binding application of the purchase method for recording company acquisitions initiated after 30 June 2001. APB Opinion No 16, which provided for the alternative application of the pooling method in certain circumstances, is thus completely amended.

SFAS 142, which was also published in June 2001, provides for the subsequent valuation of acquired goodwill and intangible assets. While scheduled amortisation is no longer required for goodwill acquired after 30 June 2001 pursuant to this standard, such goodwill must be tested for impairment at least once a year. Intangible assets with an indefinite useful life are also subject to an impairment test at least once a year. Intangible assets with an identifiable useful life must be amortised, on a scheduled basis, over their estimated useful life. The standard is compulsory from 1 January 2002 onwards.

The FASB published SFAS 144 in August 2001. Upon introduction on 1 January 2002 the provisions of the new standard override SFAS 121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of), which had been in effect until that time. The important change for assets held and used in the company is that goodwill must no longer be allocated to the individual assets for the purposes of the impairment test. Assets to be sold (including the discontinuation of businesses) may no longer be valued at net sales proceeds in future. They are valued at the lower of book value or fair value, less costs expected to be incurred in the course of the sale.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

€ m	31 Dec. 2001	31 Dec. 2000
Cash on hand	1	1
Balances with central banks	1,359	1,203
Total	**1,360**	**1,204**

Drawing restrictions of € 475 million (2000: € 188 million) apply to minimum reserve obligations.

(2) Loans and advances to banks

€ m	31 Dec. 2001	31 Dec. 2000
Property loans	4	0
Public sector loans	6,391	6,942
Other loans and advances	7,643	5,649
Net deferred items	2	−7
– of which premiums	14	7
– of which discounts	12	14
Total	**14,040**	**12,584**
Of which repayable on demand	2,681	2,743

Other loans and advances to banks include term deposits of € 4,196 million (2000: € 3,001 million). Moreover, this item includes accounts receivable from reverse repo transactions of € 574 million (2000: € 45 million). Net deferred items will be released over the term of the respective claims, through net interest income.

(3) Loans and advances to customers

€ m	31 Dec. 2001	31 Dec. 2000
Property loans	26,050	23,096
Public sector loans	55,220	54,241
Other loans and advances	958	1,557
Net deferred items	−28	−26
– of which premiums	163	180
– of which discounts	179	204
– of which loan origination fees/charges	12	2
Less provision for loan losses	−801	−733
Total	**81,399**	**78,135**

Other loans and advances to customers include term deposits of € 206 million (2000: € 4 million). Net deferred items will be released over the term of the respective claims, through net interest income.

Securitisation

In the 2001 financial year credit risks inherent in portfolios were securitised in the course of three synthetic transactions. Credit risks were transferred via credit default swaps and the issue of credit linked notes. The overall transaction volume amounted to € 3,218 million. Of this overall volume, the securitisation of Global Hotel One accounted for € 1,124 million, Provide Home 2001-1 for € 1,548 million and Med Home € 546 million.

(4) Provision for loan losses

Provisions for loan losses in the on-balance sheet lending business developed as follows:

€ m	Specific loan loss provisions 2001	Specific loan loss provisions 2000	General loan loss provisions 2001	General loan loss provisions 2000	Total 2001	Total 2000
Balance at 1 Jan.	**663**	**525**	**70**	**78**	**733**	**603**
Additions						
Provisions for loan losses charged to the profit and loss account	182	207	3	–	185	207
Reductions						
Utilisation of earmarked provisions	51	26	–	–	51	26
Provision for loan losses released (shown as income on the profit and loss account)	66	43	–	8	66	51
Balance at 31 Dec.	**728**	**663**	**73**	**70**	**801**	**733**

Another € 5 million (2000: € 16 million) of provisions were created in respect of other credit commitments.

Total loan loss provisions, taking into account amounts transferred to and released from loan loss provisions as well as € 3 million received on loans which had already been written off (2000: € 2 million) amount to € 116 million (2000: € 154 million).

The additions and utilisation of earmarked provisions include direct write-offs of € 4 million (2000: € 3 million).

No loan loss provisions were set up for country risks in 2000 and 2001.

In 2001, € 4 million (2000: € 7 million) of interest income was not realised as loans were put on a non-accrual basis. The book value of loans put on a non-accrual basis amounts to € 66 million (2000: € 120 million), and the principal amounts to € 73 million.

Impaired loans are analysed as follows:

€ m	31 Dec. 2001	31 Dec. 2000
Loans in respect of which provisions for loan losses were set aside	2,218	1,910
Impaired loans in respect of which no provisions for loan losses were set aside	68	14
Total	**2,286**	**1,924**
Provisions for loan losses on impaired loans	717	663
Annual average of impaired loans	2,011	1,602
Interest income recognised on impaired loans during the year	22	15

Borrowers economic difficulties lead to a restructuring of loans of € 7 million (2000: € 149 million) (troubled debt restructuring) in order to warrant the scheduled settlement of the contract thereafter.

(5) Securities

DePfa Group has classified its securities in the following three categories:

€ m	31 Dec. 2001	31 Dec. 2000
Held to Maturity	152	13,499
Available for Sale	74,110	43,202
Trading	421	61
Total	**74,683**	**56,762**

Revenue from the sale of available for sale securities amounted to € 7,940 million (2000: € 12,579 million) of which realised profits account for € 96 million (2000: € 50 million) and realised losses for € 27 million (2000: € 10 million).

Unrealised losses on trading securities amounted to € 3 million (2000: € 3 million unrealised gains).

Securities in the aggregate book value of € 13,347 million were affected by reducing the held to maturity portfolio. € 13,173 million thereof were transferred to the available for sale portfolio within the scope of the first-time application of SFAS 133. The other reductions amounting to € 172 million affect disposals attributable to the proven deterioration of creditworthiness of the issuers. The transactions resulted in realised profits of € nil, and unrealised profits of € 17 million (net of offsetting effects from derivatives hedges).

The following schedule presents the values of securities at year-end according to the remaining times to maturity as stipulated in the respective contracts. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to terminate and repay early the loans with or without paying an early redemption fee.

€ m	Book value	Market value
Trading		
Due within one year	–	–
Due within 1–5 years	374	374
Due within 5–10 years	30	30
Due after 10 years	17	17
With no final maturity	–	–
Total	**421**	**421**
Available for sale		
Due within one year	9,024	9,024
Due within 1–5 years	26,824	26,824
Due within 5–10 years	19,325	19,325
Due after 10 years	18,641	18,641
With no final maturity	296	296
Total	**74,110**	**74,110**
Held to maturity		
Due within one year	11	11
Due within 1–5 years	87	86
Due within 5–10 years	53	48
Due after 10 years	1	1
Total	**152**	**146**

Debt securities and other fixed-income securities

Amortised cost, fair value and unrealised gains and losses from the Group's debt securities and other fixed interest securities are presented in the following table:

€ m	31 Dec. 2001 Amortised cost	31 Dec. 2001 Unrealised profit	31 Dec. 2001 Unrealised loss	31 Dec. 2001 Fair value	31 Dec. 2000 Amortised cost	31 Dec. 2000 Unrealised profit	31 Dec. 2000 Unrealised loss	31 Dec. 2000 Fair value
A Investment securities								
a Securities held to maturity								
1 German issuers								
Government and other public sector bonds	–	–	–	–	2,708	29	22	2,715
Local government bonds	–	–	–	–	548	2	16	534
Other bonds and notes	–	–	–	–	96	–	2	94
Total German issuers	–	–	–	–	3,352	31	40	3,343
2 Foreign issuers								
Government and other public sector bonds	152	1	7	146	8,730	154	20	8,864
Local government bonds	–	–	–	–	1,171	78	–	1,249
Other bonds and notes	–	–	–	–	246	–	4	242
Total foreign issuers	152	1	7	146	10,147	232	24	10,355
Total	**152**	**1**	**7**	**146**	**13,499**	**263**	**64**	**13,698**
b Securities available for sale								
1 German issuers								
Government and other public sector bonds		42	57	10,707	6,696	63	49	6,710
Local government bonds		20	5	2,339	966	31	5	992
Corporate bonds		1	23	1,070	555	1	13	543
Other bonds and notes		25	30	7,804	3,974	18	27	3,965
Total German issuers		88	115	21,920	12,191	113	94	12,210

€ m	31 Dec. 2001 Amortised cost	31 Dec. 2001 Unrealised profit	31 Dec. 2001 Unrealised loss	31 Dec. 2001 Fair value	31 Dec. 2000 Amortised cost	31 Dec. 2000 Unrealised profit	31 Dec. 2000 Unrealised loss	31 Dec. 2000 Fair value
2 Foreign issuers								
Government and other public sector bonds		545	46	27,962	16,229	986	143	17,072
Local government bonds		139	54	16,981	10,399	395	177	10,617
Corporate bonds		3	0	336	2	1	–	3
Other bonds and notes		23	10	6,615	2,990	37	71	2,956
Total foreign issuers		710	110	51,894	29,620	1,419	391	30,648
Total		**798**	**225**	**73,814**	**41,811**	**1,532**	**485**	**42,858**
B Other securities								
Trading								
Foreign issuers								
Government and other public sector bonds	334	–	–	334	–	–	–	–
Total foreign issuers	87	–	–	87	62	–	1	61
Total	**421**	**–**	**–**	**421**	**62**	**–**	**1**	**61**
Total	**–**	**799**	**232**	**74,381**	**55,372**	**1,795**	**550**	**56,617**
– of which negotiable on the stock exchange				**61,824**	**50,198**			
– of which listed on the stock exchange				**57,367**	**43,741**			

Debt securities held to maturity developed as follows:

€ m	Book value
At 1 January 2001	**13,499**
Exchange rate fluctuations	
Additions	–
Disposals	172
Redemptions and maturities	2
Reclassification	13,173
Results from disposals	0
Amortisation of premiums/discounts	0
Revaluation	
At 31 December 2001	**152**

Equities and other non-fixed income securities

Amortised cost, fair value and unrealised gains and losses on equities and other non fixed-income securities are presented in the following table:

€ m	31 Dec. 2001				31 Dec. 2000			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Trading	–	–	–	–	1	–	1	0
Available for sale		14	33	296	309	56	21	344
Total		**14**	**33**	**296**	**310**	**56**	**22**	**344**
– of which negotiable on the stock exchange	296				18			
– of which listed on the stock exchange	296				18			

Repurchase agreements and pledges

As at 31 December 2001, debt securities and other fixed-income securities included securities sold under repurchase agreements with a book value of € 102 billion (2000: 21.1 billion). € 5.8 billion thereof were attributable to securities pledged to the European Central Bank within the scope of open-market transactions (2000: € 11.0 billion) and € 4.4 billion (2000: € 10.1 billion) to securities sold under repurchase agreements within the scope of repurchase transactions.

(6) Participations

€ m	Cost					Depreciation		Book value	
	1 Jan. 2001	Additions	Disposals	Transfers	31 Dec. 2001	Current year	Accumulated	31 Dec. 2001	31 Dec. 2000
Shares in affiliated companies	78	66	59	–	85	10	43	42	45
Participations	316	38	265	-7	82	–	3	79	313
of which valued at equity € 45 million (2000: € 35 million)									
Participations	**394**	**104**	**324**	**-7**	**167**	**10**	**46**	**121**	**358**

(7) Intangible assets

€ m	Cost					Depreciation charge		Book values	
	1 Jan. 2001	Additions	Disposals	Transfers	31 Dec. 2001	Current year	Accumulated	31 Dec. 2001	31 Dec. 2000
Intangible assets	13	13	1	1	26	5	12	14	6
Goodwill	62	4	–	–	66	9	27	39	44
Intangible assets	**75**	**17**	**1**	**1**	**92**	**14**	**39**	**53**	**50**

(8) Property and equipment

This item shows land and buildings used by the Group in whole or in part.

€ m	Cost					Depreciation		Book values	
	1 Jan. 2001	Additions	Disposals	Transfers	31 Dec. 2001	Current year	Accumu-lated	31 Dec. 2001	31 Dec. 2000
Land and property	177	57	17	–60	157	3	45	112	135
Fixtures and fittings	146	42	11	–	177	20	124	53	42
– of which leased items € 6 million (2000: € 9 million)									
Property and equipment	**323**	**99**	**28**	**–60**	**334**	**23**	**169**	**165**	**177**

Property and equipment accounted as capital leases include primarily EDP equipment.

(9) Other assets

This item comprises:

€ m	31 Dec. 2001	31 Dec. 2000
Derivatives with positive market values	1,954	688
Foreclosed assets	189	209
Property earmarked for sale (asset pool)	635	643
Deferred tax assets	4	23
Other assets	386	571
Total	**3,168**	**2,134**

Properties or participations in special purpose companies which are intended to be sold in the short term are, upon separation of the public finance and property activities, included in a separate asset pool under other assets.

The bank is in the process of the short-term sale of such objects on the basis of a detailed and well-defined schedule in 2002. The valuation of this portfolio resulted in an aggregate depreciation of

€ 34 million in the period under review, which is recorded under other expenditure. In addition, cost of construction were capitalised.

Aggregate write-downs on foreclosed assets amounted to € 105 million on 31 December 2001 (2000: € 177).

Of particular importance among other assets are claims not associated with the banking business and balances in clearing accounts as well as lease objects.

(10) Accrued interest and prepaid expenses

€ m	31 Dec. 2001	31 Dec. 2000
Accrued interest	5,551	4,690
Interest deferral, and prepaid expenses	359	149
Total	**5,910**	**4,839**

(11) Liabilities to banks

€ m	31 Dec. 2001	31 Dec. 2000
Deposits	17,574	21,687
Other liabilities	33,838	22,805
Net deferred items	–9	–3
Total	**51,403**	**44,489**
Of which repayable on demand	5,964	1,923

Deposits include term deposits of € 17,027 million (2000: € 21,015 million).

In addition to liabilities from securities sold short of € 136 million, other liabilities mainly include loans taken out, repayment obligations under repo transactions as well as other liabilities from syndicate and lending transactions.

(12) Liabilities to customers

€ m	31 Dec. 2001	31 Dec. 2000
Deposits	12,844	6,419
Savings deposits		
with agreed notice period of three months	4	4
with agreed notice period of more than three months	4	8
Other liabilities	3,129	6,860
Net deferred items	–1	–4
Total	**15,980**	**13,287**
of which due onn demand	3,590	3,228

Deposits include term deposits of € 9,526 million (2000: € 4,750 million).

Other liabilities mainly include loans taken out and other liabilities from issuing and lending activities.

(13) Certificated liabilities

€ m	31 Dec. 2001	31 Dec. 2000
Debt securities issued		
Mortgage bonds (Pfandbriefe)	4,237	4,848
Interest rates between 2.75% and 8.25%, maturity in 2008		
– of which registered mortgage bonds 2,113 (2000: 2,113)		
Public sector mortgage bonds	54,830	54,926
Interest rates between 2.625% and 8.75%, maturity in 2019		
– of which registered public sector mortgage bonds 2,924 (2000: 3,217)		
Other debt securities	17,605	19,428
Interest rates between 0.01% and 18.0%, maturity in 2019		
Money market securities	22,133	8,122
Interest rates between 0.055% and 7.26%, maturity in 2001		
Net deferred items	–257	–326
Total	**98,548**	**86,998**

Interest rates and times to maturity refer to 31 December 2001.

The residual maturities to maturity of certificated liabilities comprise:

€ m	31 Dec. 2001 Nominal amount	31 Dec. 2000 Nominal amount
Residual maturity		
months	22,242	9,220
3 months–1 year	10,970	11,048
1–2 years	9,668	10,335
2–3 years	10,153	11,020
3–4 years	9,355	8,212
4–5 years	11,154	7,709
> 5 years	25,263	29,780

On the balance sheet date, restricted assets ("Deckungsmasse") of a nominal value of € 60.6 billion (2000: € 62.2 billion) were entered in the trustee register ("Deckungsregister") as collateral for Pfandbriefe. Repurchased own issues with a nominal value of € 3.2 billion (2000: € 1.9 billion) are deducted from the issued volume.

(14) Other liabilities

This item comprises:

€ m	31 Dec. 2001	31 Dec. 2000
Derivatives with negative market values	3,997	1,763
Other liabilities	592	799
Total	**4,589**	**2,562**

Other liabilities mainly include liabilities from outstanding taxes not related to income as well as trade creditors.

(15) Accrued interest and deferred income

This item comprises:

€ m	31. Dec 2001	31. Dec 2000
Accrued interest	5,383	4,672
Interest deferred, and deferred income	258	402
Total	**5,641**	**5,074**

(16) Provisions

€ m	31. Dec 2001	31. Dec 2000
Provisions for pensions and similar obligations	121	115
Tax provisions and deferred taxes	78	51
Other provisions	173	140
Total	**372**	**306**

Provisions for pensions and similar obligations

Pension plans include commitments to most of the employees in the Group. The plans include defined benefit as well as defined contribution plans. Pension provisions were set up for defined contribution plans. The provisions were essentially set aside for DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG and DePfa IT Services AG. Additions from defined contribution plans are reflected in the profit and loss account via the payment of contributions.

Pension commitments relate to commitments resulting from the company agreement on an employee pension scheme and, in individual cases, to special agreements with executive members of the company which are covered by provisions.

These calculations are based on a discount rate of 6.0% (2000: 6.25%), an average salary increase rate of 2.5% (2000: 2.5%) and a periodic adjustment of 2.5% (2000: 2.5%) as well as an inflation rate of 2.0% (2000: 2.0%). Actuarial calculations are performed annually. The calculations are carried out using the new Heubeck tables of 1998.

Composition of pension expenditure:

€ m	2001	2000
Service cost (expenditure for benefits earned during the year)	3	2
Interest cost (imputed interest expenditure on benefits already earned)	7	7
Redemption of transition balance from the first time adoption SFAS 87	2	2
Pension expenditure	**12**	**11**

The actuarial value of the pension obligations has developed as follows:

€ m	2001	2000
Present benefit obligation (present value of benefits as at 31 December taking future salary increases into account)	**120**	**114**
Service cost (expenditure for benefits earned during the year)	3	2
Interest cost (imputed interest expenditure on benefits already earned)	7	7
Adjustment due to unrealised actuarial losses	4	4
Benefit payments	–6	–7
Present benefit obligation as at 1 January (PBO) As at 31 Dec.[1]	**128**	**120**

There are no charges on individual assets to cover pension obligations.

[1] According to US-GAAP regulations the PBO is not identical with the provisions reported on the balance sheet.

Tax provisions and deferred taxes

The Group's income taxes refer to Germany and other countries as follows:

€ m	2001	2000
Current taxes		
Germany	30	–2
Other countries	35	21
Deferred taxes		
Germany	31	–21
Other countries	0	–8
Total	**96**	**–10**

In the table below income taxes on net income before taxes are reconciled against the actual income taxes reported in the profit and loss account. The estimated tax expense for 2001 is calculated on the basis of the current applicable overall tax rate of 40.1 % (2000: 53 %).

€ m	2001	2000
Net income before taxes	418	177
Taxes on net income before taxes	168	94
Effect of different tax rates in other countries	–48	–72
Effect of different tax rates in Germany	–14	–
Tax income resulting from prior periods	–51	–
Change in the tax rate for deferred taxes in Germany	–	–32
Reduction of corporation tax rate to adjust for distribution	–	–8
Provision for deferred taxes	23	13
Effect of different tax rates in other countries	6	–
Other	12	–5
Actual income taxes reported in the profit and loss account	**96**	**–10**

Loss carry forwards of € 127 million were taken into account in the determination of deferred tax assets. Loss carry forwards of companies earmarked for disposal (asset pool) have not been included in the calculation of deferred tax assets where no realisation is expected due to the disposal (exit strategy). Overall write-downs on deferred tax assets amount to € 36 million in the financial year (2000: € 13 million). Losses carried forward for which deferred tax assets were set up, and for which no write-downs were recorded, are expected to be vesting.

The deferred tax assets and/or deferred tax liabilities result from different valuation principles for tax purposes for the following balance sheet items:

€ m	2001	2000
Loans and advances	71	45
Securities	64	24
Participations	3	1
Property and equipment	8	6
Derivatives	26	237
Intangible assets	–	1
Other assets	16	47
Interest deferral, and prepaid expenses	5	2
Liabilities	1	2
Certificated liabilities	9	9
Pension provisions	40	30
Other provisions	28	33
Interest deferral, and deferred income	8	7
Deferred tax assets	**279**	**444**
Loans and advances	94	34
Securities	82	284
Participations	50	57
Property and equipment	17	16
Derivatives	24	13
Intangible assets	3	2
Other assets	18	5
Interest deferral, and prepaid expenses	4	–
Other provisions	5	3
Other liabilities	7	13
Deferred tax liabilities	**304**	**427**

After setting off claims and liabilities to the same tax authority deferred tax assets and deferred tax liabilities will be recorded as follows:

€ m	31 Dec. 2001	31 Dec. 2000
Deferred tax assets	4	23
Deferred tax liabilities	29	6

Other provisions

€ m	31 Dec. 2001	31 Dec. 2000
For administrative expenditure	167	124
In the lending business	6	16
Total	**173**	**140**

(17) Hybrid capital

Hybrid capital comprises capital components, which although from an economic perspective and as defined for regulatory purposes can be viewed as shareholders' equity, are not reported in the balance sheet as shareholders' equity. Hybrid capital comprises the following items:

€ m	31 Dec. 2001	31 Dec. 2000
Subordinated liabilities	552	448
Profit-participation certificates	936	936
Contributions by silent partners	51	51
Total	**1,539**	**1,435**

Subordinated liabilities

At the balance sheet date, the following individual items exceeded 10% of the total amount of subordinated liabilities:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1992	103	DePfa Deutsche Pfandbriefbank AG	DM	8.00	15 Oct. 2002
1992	55	DePfa Deutsche Pfandbriefbank AG	DM	7.75	15 Oct. 2002
1993	53	DePfa Deutsche Pfandbriefbank AG	DM	7.25	07 Jan. 2003

In the event of insolvency or liquidation, the subordinated principal and interest claims on the bonds shall be paid back only after satisfaction of all creditors whose claims are not subordinated. Liabilities from the bonds may not be offset against claims of the debtor. Neither the creditor nor the debtor is entitled to terminate the bonds. Interest expenditure on subordinated liabilities amounted to € 39 million.

Repurchased subordinated own debt securities amounting to € 2 million (2000: € 1 million) are recognised under hybrid capital in the balance sheet.

Profit-participation certificates

The participation certificates issued comply with the regulations of Section 10 paragraph 5 KWG and consist of the following issues:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1986	102	DePfa Deutsche Pfandbriefbank AG	DM	7.500	31 Dec. 2010
1994	256	DePfa Deutsche Pfandbriefbank AG	DM	6.500	31 Dec. 2008
1996	384	DePfa Deutsche Pfandbriefbank AG	DM	7.650	31 Dec. 2011
2000	122	DePfa Deutsche Pfandbriefbank AG	€	7.44–7.82	from 31 Dec. 2009
1993	39	DePfa Bank AG	DM	7.125	31 Dec. 2005
1994	18	DePfa Bank AG	DM	6.500	31 Dec. 2005
1994	5	DePfa Bank AG	DM	8.000	31 Dec. 2003
1996	10	DePfa Bank AG	DM	6.800	31 Dec. 2007

Interest expenditure on participation certificates amounted to € 68 million.

Contributions by silent partners

The subsidiary DePfa Bank AG records a silent contribution of € 51 million. The silent partner participates in potential losses of the bank, and also receives a profit distribution of 2 % above the shareholders' dividend, with a minimum, however, of 8 % and a maximum of 12 %. Both parties are entitled to terminate the agreement with effect of each year-end with 3 years notice. The distribution for 2001 amounted to € 6 million.

(18) Minority interests

During the financial year, DePfa Bank AG (renamed Aareal Bank AG in 2002) issued preference shares amounting to € 250 million (DePfa Deutsche Pfandbriefbank AG in 2000: € 220 million) through a US subsidiary. These shares can only be terminated by the issuer after a period of 5 years at nominal value. The shares carry a non-cumulative fixed rate coupon.

The aggregate expenditure from interest payments on all preference shares issued by DePfa Group amounted to € 15 million (2000: € 8 million).

(19) Equity

Subscribed capital

At 31 December 2001, the subscribed capital of DePfa Deutsche Pfandbriefbank AG amounted to € 107 million. It consists of 35,638,361 unit shares, which each carry one vote. On 31 December 2001, the bank held 361,639 treasury shares in its portfolio.

At 31 December 2001 DePfa Holding Verwaltungsgesellschaft mit beschränkter Haftung, Frankfurt/Main, had a shareholding of 40 % in DePfa Deutsche Pfandbriefbank AG.

During the first quarter of 2002, DePfa Holding plc acquired 98.1 % of shares in DePfa Deutsche Pfandbriefbank AG within the scope of the Share Exchange.

Authorised capital

Resolution passed	Original amount €	Utilisation in the reporting year €	Amount still available €	Time limit	Note
1997	12,782,297.03	–	12,782,297.03	25 June 2002	Authorised capital I
1997	12,782,297.03	–	12,782,297.03	25 June 2002	Authorised capital II; partial exclusion of shareholders' subscription rights possible
1997	20,451,675.25	–	20,451,675.25	25 June 2002	Authorised capital III; possible exclusion of shareholders' subscription rights in the event of capital increases through contributions in kind to acquire participations

Conditional capital

Resolution passed	Original amount € m	Utilisation in the reporting year € m	Amount still available € m
1999	12	–	12

The conditional capital increase was resolved to enable the bank to grant the holders of convertible bonds or warrants conversion or option rights which may be issued up until 16 June 2004 by the bank or by a direct or indirect majority holding of DePfa Deutsche Pfandbriefbank AG. The total amount of debt securities may not exceed a nominal amount of € 600 million, or € 2 billion for the issuance of low yield bonds or long-term debt securities without regular interest payments. The debt securities may be denominated in € as well as in any legacy currency of an OECD country up to an amount equivalent to the € value.

No convertible bonds or warrants were in issue as at the balance sheet date.

Dividend payments

DEPFA BANK plc, Dublin, will distribute dividends of € 1.20 per share in the first half of 2002. In addition, DePfa Deutsche Pfandbriefbank AG, Wiesbaden, will distribute € 20.00 per share, including a special dividend of € 19.75 per share. The special dividend serves to allocate equity capital among the banking groups emerging from the split.

Purchase of treasury shares

DePfa Deutsche Pfandbriefbank AG has been authorised by the Annual General Meeting on 20 June 2000 to purchase own shares pursuant to section 71 paragraph 1 no. 7 AktG until 19 December 2001 for the purposes of securities trading. The volume of shares acquired for this purpose must not exceed 5% of the bank's issued share capital at the end of any day.

Furthermore, DePfa Deutsche Pfandbriefbank AG has been authorised to purchase own shares pursuant to section 71 paragraph 1 no. 8 AktG up to a volume of 10% of the issued share capital for purposes other than securities trading. Exclusion of shareholders' pre-emptive rights is possible under certain circumstances.

The corresponding authorisations were utilised in April 2001, and 17,745 shares, corresponding to approximately 0.05% of the issued share capital, were purchased on the stock exchange at a price of € 74.89. The purpose of this transaction was to purchase additional shares of the 99.9% subsidiary DePfa Bank AG by way of a share exchange.

In October 2001, 361,639 treasury shares were purchased at an average price of € 63.78 per share. The nominal amount of issued share capital attributable to such treasury shares amounts to € 1,084,917.00.

Treasury shares held by the bank were taken into account when determining the earnings per share.

350,735 DePfa Deutsche Pfandbriefbank AG shares were pledged as collateral as at the balance sheet date. They relate to the long term incentive plan designed for the members of the Management Board. The issued share capital attributable to the pledged treasury stock amounts to € 1,052,205.

Retained earnings

Retained earnings developed as follows.

€ m	31 Dec. 2001	31 Dec. 2000
1 January	**1,490**	**1,338**
Transfer to retained earnings	28	–
Transfer to net income	–	115
Reclassification of OCI	–	37
31 December	**1,065**	**1,490**

Components of other comprehensive income

The components of other comprehensive developed as follows:

€ m	2001 Before taxes	2001 Tax effect	2001 Net	2000 Before taxes	2000 Tax effect	2000 Net
Effects from marking securities to market						
Changes in the unrealised gain/loss	288	−96	192	−18	−2	−20
Realised gain/loss	−69	17	−52	−40	6	−34
Total gain/loss	219	−79	140	−58	4	−54
Gain/loss from derivatives	−30	11	−19	−27	22	−5
Difference from currency translation	−1	–	−1	1	–	1
Effects from the first-time application of FAS 133	−136	51	−85			
Reclassification to P&L	–	–	–	–	–	–
Reclassification to retained earnings	–	–	–	−76	39	−37
Total	**52**	**−17**	**35**	**−160**	**65**	**−95**

The effective portions of valuation results for cash flow hedges are generally transferred to the profit and loss account at the point of time when the results from the underlying transaction affect the profit and loss account. During the next 12 months, € 11 million are expected to be transferred from other comprehensive income to the profit and loss account.

(20) Breakdown by residual maturity

Items as at 31 Dec. 2001	Residual maturity: Up to 3 months € m	Between 3 months and 1 year € m	Maturing in the following year € m	Between 1 year and 5 years € m	More than five years € m	Indefinite maturity € m
Loans and advances to banks	3,721	5,849		2,448	2,022	–
Loans and advances to customers	5,349	7,088		34,392	34,580	–
Debt securities and other fixed-income securities			9,331			
Liabilities to banks	43,268	6,528		469	1,138	–
Liabilities to customers						
Savings deposits with agreed notice period	4	1		3	–	–
Other liabilities	12,097	995		1,856	1,016	–
Certificated liabilities						
Debt securities issued			11,097			
Other certificated liabilities	19,547	2,568		18	–	–

(21) Trust business

Trust assets and trust liabilities may not be recorded in the balance sheet pursuant to US-GAAP. The volume of the trust business and the allocation to the corresponding accounts receivable and liabilities items are reflected in the following table:

€ m	31 Dec. 2001	31 Dec. 2000
Trust assets		
Loans and advances to banks	11	2
Loans and advances to customers	210	372
Equities and other non-fixed income securities	–	–
Other assets	884	121
Total	**1,105**	**495**
Trust liabilities		
Liabilities to banks	305	359
Liabilities to customers	344	136
Sonstige Verbindlichkeiten	456	–
Total	**1,105**	**495**

(22) Assets and liabilities in foreign currency

At the balance sheet date, the total amount of assets denominated in foreign currency amounted to the equivalent of € 21.4 million, and liabilities denominated in foreign currency amounted to € 25.9 million. The difference was almost entirely covered by forward foreign exchange transactions and currency swaps.

(C) Explanations to the Group profit and loss account

(23) Net interest income

€ m	2001	2000
Interest income from property finance	1,380	1,314
Interest income from public sector financing	3,468	3,572
Interest income from lending business and money market transactions	502	412
Interest income from fixed-income securities	3,347	2,530
Interest expenditure for		
Pfandbriefe (asset-covered bonds)	3,188	3,342
Other debt securities	797	980
Borrowings	495	604
Hybrid capital	113	114
Other banking transactions	3,486	2,241
Total	**618**	**547**

(24) Income from non fixed-income securities and equity interests

€ m	2001	2000
Current income from shares and other non-fixed interest securities	4	16
Current income from participations	13	11
Current income from holdings in affiliates	0	0
Total	**17**	**27**

(25) Net commission income

€ m	2001	2000
Commission income from banking transactions	50	58
Commission expenditure from banking transactions	23	21
Commission income from IT services	145	129
Commission expenditure from IT services	50	42
Other commission income	11	16
Other commission expenditure	4	12
Total	**129**	**128**

IT services for the housing industry and trust asset management services were provided to third parties. Other commission income and expenditure were recorded at Deutsche Structured Finance GmbH in particular.

(26) Trading result

The trading result was attributable to securities trading at DePfa Investment Bank Ltd (€ 30 million in 2001 vs. € 25 million in 2000), and to the valuation of derivative financial instruments. The latter involves recording changes in market value of derivatives positions that do not meet the strict requirements of hedge accounting, as well as interest and interest components attributable to individual transactions. Moreover, the trading result comprises the ineffective portions of fair value hedges (€ 4 million), and of cash flow hedges (€ 1 million).

The first-time application of SFAS 133 resulted in a net expense of € 3 million. This was primarily due to the fair value adjustment of derivatives within the scope of fair value hedges as well as the corresponding adjustments to the valuation of the hedged underlying transactions. This is shown in the profit and loss account, in a separate item: "Result from the first-time application of SFAS 133".

(27) Other income

Other income includes:

€ m	2001	2000
Securities trading result	69	40
Property income	43	39
Result from associated companies	–	1
Foreign currency result	9	–
Income from the sale of participations (Deutsche Börse)	32	–
Other operating income	133	92
Total	**286**	**172**

The securities trading result reflects income from the sale of available for sale securities. Other operating income includes predominantly income on properties.

(28) General administrative expenditure

€ m	2001	2000
Personnel expenditure		
Wages and salaries	220	180
Social security costs	41	36
– thereof for pension provisions € 23 (2000: € 11 million)		
Other administrative expenditure	139	131
Total	**400**	**347**

Other administrative expenditure include expenditure for the development of software amounting to € 2 million (2000: € 7 million).

(29) Other expenditure

Other expenditure comprises the following:

€ m	2001	2000
Write-down of participations	10	22
Expenditure on foreclosed assets	10	18
Write down of Asset Pool objects	34	73
Result from associated companies	4	–
Foreign currency result	–	5
Other taxes	2	2
Other operating expenses	111	51
Total	**171**	**171**

Other operating expenditure includes predominantly expenditure for properties.

(30) Income taxes

Please refer to the explanation given for the items tax provisions and deferred taxes (Note [16]) in the Notes to the Group accounts.

(D) Reporting on financial instruments

In addition to cash and balances with central banks and participating interests in other companies, US-GAAP essentially defines financial instruments as contracts which result in an obligation to deliver or a right to receive cash or the obligation or right to exchange financial instruments.

To reduce counterparty risk, DePfa Group requires the provision of suitable collateral. Collateral essentially comprises liens on property as well as securities collateral provided under securities repo transactions. Credit risks are moreover collateralised by means of suitable credit derivatives, in particular in the context of securitisation transactions.

(31) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in transactions between two independent and competent parties willing to enter into a corresponding transaction at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below which are based on certain assumptions. For financial instruments that are traded in well-functioning markets, the price quoted on the market or exchange was used in determining the fair value. For other financial instruments, fair values were estimated using internal valuation models, particularly the net present value method. In view of varying factors, the values calculated may differ from the values later realised in the market.

The procedure of determining the values for different financial instruments may be described as follows:
Cash and balances with central banks, accrued interest, assets and liabilities with a residual maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities are carried at book value or nominal value. For securities and derivatives in the trading portfolio, fair value equates to the book value which is determined on a mark-to-market basis. For exchange-traded securities, derivatives and listed debt instruments, reference is made to exchange quotations. For all other receivables and liabilities, the expected future cash flows have been discounted to present values, using current interest rates.

Fair values of interest rate swaps, cross currency swap agreements and interest rate futures or forwards are determined on the basis of discounted, expected future cash flows. For these purposes the market interest rates are used over the remaining maturity of the financial instrument. The fair value of forward foreign exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted option price models. Futures are reported at current stock market prices.

Assets (€ m)	31 Dez. 2001		31 Dez. 2000	
	Book value	Fair Value	Book value	Fair Value
Cash and balances with central banks	1,360	1,360	1,204	1,204
Loans and advances to banks	14,040	14,166	12,584	12,732
Loans and advances to customers	81,399	84,384	78,135	78,366
Securities				
– Debt securities and other fixed-income securities	74,387	74,381	56,418	56,617
– Equities and other non-fixed income securities	296	296	344	344
Accrued interest	5,551	5,551	4,690	4,690

Shareholders' equity and liabilities (€ m)	31 Dez. 2001		31 Dez. 2000	
	Book value	Fair Value	Book value	Fair Value
Liabilities	67,383	69,189	57,776	57,395
Certificated liabilities	98,548	99,484	86,998	86,446
Hybrid capital	1,539	1,569	1,435	1,482
Accrued interest	5,383	5,383	4,667	4,667

Other items (€ m)	31 Dez. 2001		31 Dez. 2000	
	Book value	Fair Value	Book value	Fair Value
Contingent liabilities	1.437	1.437	1.131	1.131
Loan commitments and placing commitments	7.633	7.633	4.407	4.407
Derivatives				
– Derivatives with positive market values	1.954	1.954	688	2.808
– Derivatives with negative market values	3.997	3.997	1.763	5.596

(32) Risk concentration in the lending business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debt equally depends on the change in some overall economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's lending business focuses on public sector financing and property financing. Within these segments, the portfolio does not show any particular dependence on sectors. In addition, there were no material large exposures at 31 December 2001 resulting in a concentration of assets or liabilities.

The structure of the Group's total loan and money market portfolio at 31 December 2001 is as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	13,466	574	–	14,040
Companies and private individuals	26,906	–	1.437	28,343
Public authorities	55,294	–	–	55,294
Total	**95,666**	**574**	**1.437**	**97,677**

The structure of the Group's total loan and money market portfolio at 31 December 2000 is as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	12,310	274	–	12,584
Companies and private individuals	24,653	–	1,131	25,784
Public authorities	54,215	–	–	54,215
Total	**91,178**	**274**	**1,131**	**92,583**

The foreign exposure of DePfa Group is restricted mainly to member countries of the European Union. For the geographical classification of our assets please refer to the segment reporting.

(33) Derivative financial instruments

Pursuant to SFAS 133, derivatives are contracts or agreements whose values are determined on the basis of changes in interest rates, foreign exchange rates, prices of securities, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or OTC contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. DePfa Group uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into for the purposes of fair value and cash flow hedges, in particular for hedging available for sale securities, mortgage loans extended, promissory note loans and certificated liabilities. Derivatives are moreover entered into to a smaller extent for the purposes of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, mortgage bonds extended and certificated liabilities. However, some derivatives used for risk management do not qualify for hedge accounting and are therefore classified as 'trading portfolio' in the Group accounts under US-GAAP.

Derivatives used by the DePfa Group include:

- Interest rate and currency swaps
- Interest rate futures, FRAs and interest rate options
- Forward foreign exchange contracts

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged; they are used solely to calculate the interest payments. Cross currency swaps have nominal amounts in two different currencies. The interest is also paid in these currencies accordingly. Furthermore, an exchange of the nominal amount often takes place at the beginning and at the end. The risks from cross currency swaps include the credit risk of OTC derivatives in addition to the risk of changes in interest rates or exchange rates.

Interest rate options are contracts that allow the purchaser to receive consideration, enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the DePfa Group include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risk associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, there is the counterparty default risk.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and the counterparty default risk the primary risks associated with forward contracts with a foreign exchange element.

The following table presents nominal amounts of standardised derivatives and OTC derivatives as at each year-end. To determine the on-balance sheet credit risk, the figures are based on replacement costs, which were calculated in line with the market value method as the sum of all positive market values excluding netting arrangements.

Disclosure of replacement costs for all OTC derivatives reflects the worst case scenario for the credit risk: the assumption that all counterparties will default on their obligations simultaneously. Exchange traded derivatives are not considered as in the event of the counterparty default the exchange will assume the counterparty's obligations.

€m 31 December	Nominal amounts 31 Dec. 2001	 31 Dec. 2000	On-balance sheet credit exposure 31 Dec. 2001	 31 Dec. 2000
Interest rate and currency swaps				
Trading	32,404	9,535	255	242
Non trading	149,894	123,480	1,614	420
Total	**182,298**	**133,015**	**1,869**	**662**
Interest rate futures forward rate agreements				
Trading	50	117	–	–
Non trading	–	2,179	–	–
Total	**50**	**2,296**	**–**	**–**
Interest rate options purchased				
Trading	174	822	–	4
Non trading	–	2,783	–	–
Total	**174**	**3,605**	**–**	**4**
Interest rate options written				
Trading	–	1,207	–	–
Non trading	3,415	3,814	–	–
Total	**3,415**	**5,021**	**–**	**–**
Other interest rate contracts				
Trading	2,197	383	20	1
Non trading	5,562	6,823	9	21
Total	**7,759**	**7,206**	**29**	**22**
Forward foreign exchange contracts				
Trading	5,861	16	0	0
Non trading	8,516	8,002	57	0
Total	**14,377**	**8,018**	**57**	**0**
Total	208,073	159,161	1,955	688

The following overview shows the time to maturity of the derivatives by product group:

€ m 31 December 2001	Nominal amount Time to maturity <= 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	48,732	61,782	71,784	182,298
Interest rate futures and forward rate agreements	50	–	–	50
Interest rate options purchased	51	123	–	174
Interest rate options written	662	1,110	1,643	3,415
Other interest rate contracts	2,477	2,255	3,027	7,759
Foreign exchange forwards	14,357	20	–	14,377
Total	**66,329**	**65,290**	**76,454**	**208,073**

€ m 31 December 2000	Nominal amount Time to maturity <= 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	22,543	67,876	42,612	133,031
Interest rate futures and forward rate agreements	2,295	–	–	2,295
Interest rate options purchased	592	3,001	12	3,605
Interest rate options written	446	3,466	1,109	5,021
Other interest rate contracts	314	2,399	4,494	7,207
Foreign exchange forwards	7,982	20	–	8,002
Total	**34,172**	**76,762**	**48,227**	**159,161**

The nominal amounts of derivatives give an indication of the instruments primarily used by the Group. However, a statement as to the extent of credit or market risk is not possible as a consequence of this information. The cash flows of derivatives are based on the contracted nominal amounts and other contractual terms. Normally, nominal amounts are not exchanged between the contracting parties and correspondingly not recorded in the balance sheet. Nominal volumes generally exceed the future cash flow from such instruments.

The following tables display the fair values as well as the average fair values for each type of instrument of the trading portfolio as at the end of the year:

€ m	2001 End of period fair value		2000 End of period fair value	
	Assets	Liabilities	Assets	Liabilities
Interest rate and currency swaps	255	440	242	176
Interest rate futures and forward rate agreements	–	0	–	0
Interest rate options purchased	–	1	4	–
Interest rate options written	–	–	–	2
Other interest rate contracts	20	17	1	5
Forward foreign exchange contracts	0	39	0	1
Total	**275**	**497**	**247**	**184**

€ m	2001 Average fair value		2000 Average fair value	
	Assets	Liabilities	Assets	Liabilities
Interest rate and currency swaps	133	219	208	141
Interest rate futures and forward rate agreements	–	0	–	0
Interest rate options purchased	–	0	3	–
Interest rate options written	–	–	–	2
Other interest rate contracts	21	13	2	2
Forward foreign exchange contracts	0	20	0	0
Total	**154**	**252**	**213**	**145**

(34) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy. In order to standardise the setting of limits, internal credit rating categories have been defined which represent the maximum framework for the setting of limits. In principle, counterparty risks are grouped into internal credit rating categories in accordance with the ratings set by Fitch IBCA, Moody's and Standard & Poor's. To reduce credit risks, the bank has entered into various Master Netting Agreements ensuring the right to set off "claims on" against "liabilities to" a counterparty in the event of payment defaults or bankruptcy. Standard master agreements (including appendices) such as the German Master Agreement on Financial Derivatives Transactions (DRV) or the ISDA Master Agreement generally allow for close out netting of transactions bundled in a master agreement. Master agreements furthermore include the provision of collateral. As a general rule, collateral is provided in the form of cash collateral. In the event that the purpose of collateral is no longer existent, the provider of collateral has a right to receive back his collateral.

The current replacement costs, which were calculated in the table above as the sum of all positive market values, not taking into account netting agreements, are an adequate indicator for the counterparty risk arising on OTC derivatives.

The table below presents counterparty risk by the type of counterparty:

€ m Type of counterparty	2001 Counterparty risk	2000 Counterparty risk
OECD central governments	–	–
OECD banks	1,835	2,643
OECD financial institutions	120	165
Other (companies and private individuals)	–	–
Non OECD central governments	–	–
Non OECD banks	–	–
Non OECD financial institutions	–	–
Other (companies and private individuals)	–	–
Total	**1,955**	**2,808**

(35) *Contingent liabilities and irrevocable loan commitments*

€ m	31 Dec. 2001	31 Dec. 2000
Contingent liabilities		
on guarantees and indemnity agreements	1,437	1,131
Other commitments		
irrevocable loan commitments	7,633	4,407
Total	**9,070**	**5,538**

Liabilities from guarantees and indemnities primarily comprise loan guarantees.

Irrevocable loan commitments arise during the course of lending operations and exactly represent the specified offers of the bank for a loan to potential borrowers. Normally, not all of these commitments are accepted. They comprise the following:

€ m	31 Dec. 2001	31 Dec. 2000
Loan commitments		
Mortgage loans	5,340	3,244
Public sector loans	1,689	1,053
Other loans	176	110
Credits by way of guarantee	428	–
Total	**7,633**	**4,407**

Irrevocable loan commitments include commitments of € 680 million which have already been utilised as part of the original overall commitment, and commitments of € 6,953 which were not yet utilised, respectively.

(E) Segment reporting

In the context of segment reporting, the Group's results and accounting balances are broken down by operating unit, as well as by geographical region. The segment definitions are based exclusively on the internal organisation and reporting structure of the DePfa Group. The figures shown are thus based on internal management reporting data, and have been reconciled with the consolidated financial statements. The segment reporting has been prepared in accordance with US-GAAP.

Methodical refinements and structural adjustments, which were implemented in segment reporting in the course of 2001, were applied to the comparative figures for the previous year. As a result, some of these vary from the figures already published.

Any items which cannot be directly allocated or attributed to any of the segments are shown under "Consolidation/Reconciliation/Other", in both the breakdown by operating unit and by geographical region. In addition to items consolidated due to intra-segment transactions, this heading also comprises non-attributable income and expenditure as well as, to a small extent, reconciliation items.

Segmentation by operating unit

The segmentation by operating units is defined on the basis of products, services or client groups: DePfa Group thus comprises the segments of Public Finance, Property Business and IT/Consulting.

Public Finance comprises budget financing for first and second level public sector bodies in Europe, North America and Japan, the placement of public-sector assets and related advisory services, as well as the financing of public-sector infrastructure projects.

The **Property Business** consists of residential and commercial property finance, and property services for institutional clients. In the institutional business, DePfa Group offers a wide range of products, from M&A for the property management sector to acquisition finance and property asset management. The results reported under 'Property Bank' comprise the Property business, excluding the property holdings which are to be spun off, but including all loan loss provisions.

IT/Consulting unit provides software for property administration and management, including related banking products (rent collection and payment services), to more than 2,000 clients in the commercial housing sector. This segment comprises only the results of the subgroup DePfa IT Services.

The calculation of results and the pro rata shareholders' equity is based on the assumption that the three business segments are legally independent units responsible for their respective operations. As a result, income and expenditure arising from transactions between organisational units belonging to the same segment are consolidated within that segment. Thanks to the clear separation of segments, there are no material cross-segment service relationships. Apart from the consolidation items mentioned above, there are no inter-segment transactions.

The results of Treasury activities were determined separately for each group company, and allocated to the Public Finance and Property Business segments, where they are shown under "Including: Results of Treasury activities".

The income generated by the subgroup DePfa IT Services includes income from rent collection, and from payment services to institutions in the commercial housing sector. These items are shown in the IT/Consulting segment, under "Including: Income from payment services".

In anticipation of the impending split of the DePfa Group, the consolidated shareholders' equity has been distributed evenly on the Public Finance segment on the one hand, and on the Property Business and IT/Consulting segments on the other hand.

Segment reporting by operating units

(€ m)	Public Finance		Property Business			IT/ Consulting		Consolidation/ Reconciliation/ Other		DePfa Group	
			Property Bank	Property Bank plus Asset Pool[1]							
	2001	2000	2001	2001	2000	2001	2000	2001	2000	2001	2000
Total net interest income	251	214	419	362	343	−1	0	23	17	635	574
Net commission income	−3	5	38	38	36	124	108	−30	−21	129	128
Trading result	42	43	53	53	−35					95	8
Including: Trading result of DePfa Investment Bank	30	25								30	25
Including: Valuation of derivatives	20	5	106	106	−30					126	−25
Including: Interest	−8	13	−53	−53	−5					−61	8
Administrative expenditure	92	76	234	234	207	116	104	−5	−7	437	380
Other income and expenditure	68	4	20	13	−15	5	5	29	7	115	1
Provision for loan losses		−1	116	116	155	0	0		0	116	154
Result from the first-time application of SFAS 133								−3		−3	
Income before income taxes	**266**	**191**	**180**	**116**	**−33**	**12**	**9**	**24**	**10**	**418**	**177**
Including: Income from Treasury activities	38	−6	32	32	28					70	22
Including: Income from payment services						22	15			22	15
Income taxes	46	29	64	38	−44	10	8	2	−3	96	−10
Minority interest income								31	32	31	32
Net income for the year	**220**	**162**	**116**	**78**	**11**	**2**	**1**	**−9**	**−19**	**291**	**155**
Allocated equity	1,038	789	942	987	1,034	51	51	8	50	2,084	1,924
Cost/income ratio	31.9%	29.1%	45.8%	51.5%	60.2%	94.0%	96.8%			50.9%	53.5%
RoE before taxes	25.5%	24.2%	19.2%	11.8%	−3.2%	23.9%	17.0%			20.1%	9.2%
RoE after taxes	21.1%	20.5%	12.5%	8.0%	1.1%	4.7%	1.8%			14.0%	8.1%

[1] Property Bank plus property holdings to be disposed of.

Segmentation by geographical region

In addition to the breakdown by operating unit, total income and shareholders' equity are also analysed by geographical region. For this purpose, a distinction is made between "Germany" and "International", based on the registered office or location of the respective group company or branch office.

Segmentation is carried out using the same methodology as for the formation of operating segments. The allocation of income and expenditure, as well as shareholders' equity, to the geographical regions is based on the assumption that the regions are legally independent units with separate operations. The segments are again shown on a consolidated basis, whereby the column "Consolidation/Reconciliation/Miscellaneous" comprises those items which could not be clearly allocated to a particular region.

Segment reporting by geographical regions

(€ m)	Germany		International		Consolidation/ Reconciliation/ Other		DePfa Group	
	2001	2000	2001	2000	2001	2000	2001	2000
Total net interest income	313	314	322	260			635	574
Net commission income	89	96	40	32			129	128
Trading result	50	−13	45	21			95	8
Including: Trading result of DePfa Investment Bank			30	25			30	25
Including: Valuation of derivatives	87	−25	39	0			126	−25
Including: Interest	−37	12	−24	−4			−61	8
Administrative expenditure	298	247	133	133	6		437	380
Other income and expenditure	36	11	79	9	0	−19	115	1
Provision for loan losses	117	159	−1	−5			116	154
Result from the first-time application of SFAS 133					−3		−3	
Income before income taxes	**73**	**2**	**354**	**194**	**−9**	**−19**	**418**	**177**
Allocated equity	1,152	1,150	924	738	8	36	2,084	1,924
Cost/income ratio	65.9 %	62.3 %	32.5 %	42.5 %			50.9 %	53,5 %
RoE before taxes	6,4 %	0.1 %	38.4 %	26.3 %			20.1 %	9,2 %

(F) Additional disclosure

(36) Total financing volume

The financing volume listed in the following table primarily includes mortgage loans, public sector loans, other loans and securities of public sector issuers. The financing volume at the end of 2001 amounted to € 151.1 billion (2000: € 137.5 billion) and comprises the following:

€ m	31 Dec. 2001	31 Dec. 2000
Public finance	120,802	112,373
Property finance – of which residential € 13,376 (2000: € 11,611 million) – of which commercial € 12,678 (2000: € 11,485 million)	26,054	23,096
Other loans	4,204	2,080
Total	**151,060**	**137,549**

Public sector financing comprises the following regions

€ m	31 Dec. 2001	31 Dec. 2000
Belgium/Luxembourg	2,044	2,015
Germany	47,806	47,843
Denmark	1,218	1,124
Finland	1,788	1,484
France	8,768	10,073
Greece	2,698	1,561
United Kingdom	1,684	880
Ireland	294	292
Italy	19,982	17,432
Japan	11,824	10,021
Canada	2,468	1,815
Netherlands	1,279	2,008
Austria	4,120	3,040
Poland	35	768
Portugal	942	879
Sweden	2,041	1,722
Switzerland	543	257
Spain	10,501	8,705
Other	767	454
Total	**120,802**	**112,373**

Property financing comprises the following regions

€ m	31 Dec. 2001	31 Dec. 2000
Belgium/Luxembourg	808	617
Germany	16,515	15,223
Denmark	811	638
France	970	845
United Kingdom	1,745	2,446
Italy	1,200	833
Netherlands	1,011	805
Sweden	829	444
USA	1,146	705
Other	1,019	540
Total	**26,054**	**23,096**

(37) DePfa Group as lessee

DePfa Deutsche Pfandbriefbank AG and its subsidiaries are committed under capital leases for the rental of capital goods. These leases have varying renewal options and require, in certain instances, the payment of insurance premiums, land tax and other operating costs. At 31 December 2001, the aggregate minimum lease payments under the irrevocable capital lease and operating lease were as follows:

€ m	Capital lease	Operating lease
2002	1	4
2003	1	4
2004	–	3
2005	–	2
2006	–	1
Thereafter	–	5
Total	**2**	**19**

(38) DePfa Group as lessor

Cash inflows for operating leases (rental and lease agreements) amounted to € 56 million (2000: € 48 million) and are reported under income in the profit and loss account. The book value of operating leases amounts to € 382 million (2000: € 455 million), and corresponding accumulated depreciation amounts to € 162 million (2000: € 136). Future claims on such operating leases, which at 31 December 2001 have an initial or residual time to maturity of more than one year, are as follows:

€ m	Operating lease
2002	26
2003	26
2004	26
2005	26
2006	27
Thereafter	29
Total	**160**

(39) Contingencies

DePfa Deutsche Pfandbriefbank AG has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DePfa Finance N.V., Amsterdam. DePfa Deutsche Pfandbriefbank AG ensures that DePfa-Bank Europe plc, Dublin, and DePfa-Bank France S.A., Paris, DePfa Investment Bank Ltd, Nicosia, and DePfa Funding LLC, Wilmington are able to fulfil their contractual obligations. By means of a letter of comfort, DePfa Bank AG (renamed Aareal Bank AG in 2002) ensures that DePfa Hypotheken-Management GmbH, Deutsche Structured Finance GmbH, Frankfurt, DSF Beteiligungsgesellschaft mbH, Frankfurt, and DePfa Bank Capital Funding LLC, Wilmington are able to fulfil their contractual obligations. DePfa Immobilien Management AG, Wiesbaden, has furnished a modified letter of comfort for up to € 7 million to Aufbaugesellschaft Prager Straße mbH. Under the terms of letter of comfort, DePfa Immobilien Management AG, Wiesbaden has undertaken to ensure this financing, if in return one or more urban properties with net total proceeds of at least € 7 million are transferred to it.

DePfa Deutsche Pfandbriefbank AG has issued to the Federal Association of German Banks an exemption certificate as defined by section 5 paragraph 10 of the articles of association for this association's Join Fund for Securing Customer Deposits *("Einlagensicherungsfonds")* on behalf of DePfa Bank AG (renamed Aareal Bank AG in 2002).

Due to its interest in Liquiditäts-Konsortialbank GmbH, Frankfurt/Main, in the nominal amount of € 1 million, DePfa Bank AG (renamed Aareal Bank AG in 2002) has call commitments of up to € 6 million. In addition, DePfa Bank AG (renamed Aareal Bank AG in 2002) has a pro-rata principal liability in the event of non-fulfilment of call commitments by other co-shareholders, who hold aggregate interests of € 56 million.

Call commitments towards affiliated companies for shares, which were not fully paid up, amounted to € 90 million at the 2001 year-end.

(40) Related party relationships

Transactions with non-consolidated affiliates and with companies in which a participating interest is held amount to:

€ m	Affiliated companies		Companies in which a participating interest is held	
	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2000
Loans and advances to banks	–	–	–	–
Loans and advances to customers	597	357	66	52
Liabilities to banks	–	0	–	–
Liabilities to customers	50	11	1	2

The income and expenses from these transactions represented predominantly interest payments.

Loans to officers of DePfa Deutsche Pfandbriefbank AG

At the end of financial year 2001, loans to members of the Supervisory Board stood at € nil (2000: € 222,699.91) and loans to members of the Management Board totalled € 23,413,567.17 (2000: € 31,639,975.49).

Remuneration of the Management Board and Supervisory Board

Total remuneration of the Management Board of DePfa Deutsche Pfandbriefbank AG amounted to € 12,800,526.59 in the financial year 2001 (2000: € 6,820,633.65) and remuneration of the Supervisory Board amounted to € 465,198.92 (2000: € 447,122.52).

Pension payments of € 845,373.88 (2000: € 647,773.87) were made to former members of the Management Board or their surviving dependants. Pension provisions for these persons amounted to € 8,454,349.82 as at 31 December 2001 (31 December 2000: € 8,305,551.10).

The Supervisory Board remuneration paid by subsidiaries to members of the Management Board or of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG amounted to € 210,885.00 (2000: € 213.566.62) and € 407,263.70 (2000: € 206,634.75) respectively.

(41) Long Term Incentive Plan of the Management Board

Since 1998, the members of the Management Board have been given the option under a Long Term Incentive Plan of acquiring shares in DePfa Deutsche Pfandbriefbank AG on the basis of a loan against securities.

The repayment and interest on the loans granted are linked to the price of DePfa shares in relation to the share price of a portfolio of comparable defined national and international competitors. The shares are blocked for 3 years and the incentive plan can be exercised in the following years, starting in 2002. At the time of exercise, the interest and repayments of the loan against securities are discharged in full or in part in four defined stages, depending on the extent to which the DePfa share price has outperformed the other shares and the repayments on the loan against securities. Performance is calculated on the total shareholder return principle.

Adequate provisions were set up for the utilisation of the incentive plans.

(42) Average number of employees during the financial year

	Female	Male	Total
Full-time employees	1,047	1,574	2,621
Part-time employees	196	29	225
Permanent staff	1,243	1,603	2,846
Temporary staff	43	44	87
Vocational trainees	27	34	61

(43) Shareholders' equity and risk positions under Banking Supervisory Standards

Pursuant to sections 10, 10a of the German Banking Act in conjunction with the banking supervisory Principle I, the core capital ratio (core capital/risk-weighted assets) must not fall below 8%. As a result of the implementation of the Capital Adequacy Directive, the bank has also been required since 1 October 1998 to calculate the so-called own funds ratio pursuant to section 2, Principle I. The own funds ratio is calculated on the basis of the ratio of own funds to total risk-weighted assets and the weighting factor of 12.5 for market risk positions and option contracts. The ratio must be at least 8%.

The risk-weighted assets, market risk positions and own funds are as follows:

Risk-weighted (credit-based weighting) in € m	31 Dec. 2001	31 Dec. 2000
Risk-weighted assets	29,361	29,196
Market risk positions	825	882
Total	**30,186**	**30,078**

Own funds (€ m)	31 Dec. 2001	31 Dec. 2000
Core capital (Tier I)	2,117	2,030
Supplementary (Tier II)	1,281	1,251
Ancillary capital (Tier III)	0	0
Total eligible equity	**3,398**	**3,281**
Core capital in %	7.2	7.0
Capital ratio in %	11.6	11.2
Total ratio in %	11.3	10.9

With an overall ratio of 11.3 %, DePfa Group exceeds the required rate of 8 %.

In 1989, the bank joined the Basle Accord on international capital convergence on a voluntary basis. The BIS regulations lead to the following ratios:

in %	31 Dec. 2001	31 Dec. 2000
Core capital ratio	5.7	6.1
Capital ratio	9.3	9.8
Own funds ratio	9.1	9.5

(G) Risk Report

1. The Risk Management System of the DePfa Group

One of the main features of banking business is the transformation of economic risk. The targeted handling of risk as part of professional risk management is therefore vital for ensuring the continued existence and profitability of any company. In addition, external groups (primarily investors, legislators, banking supervisory authorities, analysts, rating agencies and auditors) also increasingly demand appropriate risk management.

To meet both commercial and statutory requirements on one hand and the growing need for information on the part of capital market participants on the other hand, the DePfa Group has established a comprehensive system for identification, measurement, early recognition and control of risk as an integral part of its business processes.

The split of the DePfa Group into DEPFA BANK plc and Aareal Bank also resulted in a division of the risk management systems. In parallel to the mainly technology-based separation process, new and/or supplementary risk measurement processes are currently being established that are more strongly focused on the relevant business specifics of the two future companies. However, the existing processes will be the principal components of the future risk management systems.

The following chapters of this risk report provide a detailed overview of all types of risk (counterparty risk, market risk, liquidity risk and operational risk) relevant to our business. Where the context requires, we also provide information on the planned future development of the two separate banking groups.

However, we are not addressing any specific legal or tax risks arising from the splitting process in this risk report. The minimisation of these risks is one of the central tasks of the restructuring project. Moreover, we have taken these special cases into consideration in both the previous and the current financial statements by setting aside adequate provisions.

The ultimate responsibility for the management of banking business risk rests with both the Management Board and the Supervisory Board. The organisational responsibilities for risk control and monitoring are summarised in the table below:

Counterparty Risk	Property Finance	Central Credit Department, Risk Controlling
	Infrastructure Finance	Public Sector Risk Management
	Public Finance	Credit Department, DePfa Bank Europe
	Treasury/Derivatives	Risk Controlling, Correspondent Banking
	Country Risk	Country Limit Committee, Risk Controlling
	Quantitative Risk Modelling	Risk Controlling
Market Risk		Risk Controlling
Liquidity Risk		Regulatory Reporting
Operational Risk		Operative Units, Chief Operating Office, Risk Controlling
General accordance with rules		Audit Department

2. Measurement and Management of the Various Types of Risk

2.1. Credit risk

Credit risk is defined as the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a business partner. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments. Whereas in traditional lending business, risk arises from the creditworthiness of the borrower and the value of the collateral, the counterparty risk results from the counterparty's failure to perform the transaction in accordance with contractual obligations, leading to a loss when executing a substitute transaction in the market at less favourable terms.

2.1.1. Credit risk in property business

The credit risk in DePfa Group's property business results from either the deterioration of borrowers' creditworthiness or the impairment of collateral. When managing credit risk, the Bank therefore distinguishes between the risk of default by the borrower and the risk that the collateral will lose in value. The risk of default by the borrower is present where the finance partner cannot meet his contractually agreed payment obligations in full and on time. By contrast, the risk of collateral impairment relates to losses in value of the collateral brought about by collateral-specific or market-induced factors.

Internal rating (credit risk control)

To measure individual exposures, the Bank uses an internal rating method customised for the specific features of the commercial property lending business. As a rule, the rating forms the basis for loan decisions and is also an important input factor for the monitoring and controlling of risk at portfolio level. The monitoring of individual risk exposures is ensured by regular rating updates carried out by credit experts.

Our rating process, developed specifically for the commercial property lending business, includes detailed examination of the risk associated with the borrower's creditworthiness, property, completion and/or marketability.

Creditworthiness ratings are carried out on the basis of a modular analytic process that takes both quantitative and qualitative factors into consideration to obtain a rating for the "creditworthiness" component. The quantitative factors are calculated on the basis of a balance sheet ratio analysis and form the framework for this rating component. The ratios ascertained are then complemented by qualitative factors such as management, market position or industry development. Additional credit factors are included for special types of borrowers; this relates, for example, to the analysis of joint liability schemes or tenants of larger tenanted properties.

The **property rating** plays a central role within the rating process. The loan-to-value ratio based on the lending value, and the yield based on the rent collected, are also included in the determination of the "property" component. The determination of both lending value and market value is carried out by professional valuers specialised in specific regions and types of real estate. Thus, the valuation process is separated from the organisational units deciding on loan approval. In connection with international property financing, external local valuers are instructed to carry out valuations.

The **completion and/or marketability rating** relates to risks that may arise during the completion or marketing phase of a property. In addition to the borrower's experience and expertise, those risks directly associated with the construction and marketing of a property are evaluated under this rating category.

Rating form

Borrower: ____________________ Acquisition unit: ______________

Loan amount: __________________ Acc. No.: ________________

1. Creditworthiness (client, tenant)
2. Property
3. Risk of completion

Total assessment


Rating
acc.
to school
marks

The three-tier rating structure outlined facilitates separate analysis and evaluation of individual factors. Using historic default rates, internal ratings are grouped to form rating levels. The default probabilities for the individual rating levels are determined on the basis of mathematical-statistical procedures.

Consistent use of the internal rating process has provided the Bank with many years of historical data which can now serve as the basis for the application of the IRB approach (Basel II Accord). However, to meet the increasing requirements of the internal rating process, the existing rating process is being continuously improved. This applies in particular to the increase in objectivity when assessing credit quality and the inclusion of additional market parameters in the determination of the property risk, that have a sustained impact on the value of the collateral (usually the property for which finance is provided). As part of this modification process, the Bank will also increasingly focus on the market value of the property for rating purposes.

Collateralisation

The volume-weighted loan-to-value ratio for the entire property portfolio (performing loans) corresponds to 74 % of the lending value. On average, the lending value is approximately 90 % of the market value.

Lending business both within and outside Germany (performing loans) in € m/in %

	Within Germany		Outside Germany		Total business	
	Volume	Loan-to-value ratio (%)	Volume	Loan-to-value ratio (%)	Volume	Loan-to-value ratio (%)
Office buildings	1,679	90.80	3,855	70.48	5,533	76.64
Retail properties	906	78.63	1,227	71.05	2,133	74.27
Hotel properties	327	76.23	1,958	61.22	2,285	63.37
Specialised properties	586	83.92	1,025	75.03	1,611	78.26
Social infrastructure properties	491	93.54	8	34.11	498	92.61
Residential properties, owner-occupied	5,193	74.10	114	58.61	5,306	73.77
Residential properties, tenanted	5,007	73.84	467	69.55	5,473	73.47
Land	221	88.53	44	59.04	265	83.66
Other	78	90.78	0	0.00	78	90.78
Total	**14,487**	**77.64**	**8,697**	**68.72**	**23,184**	**74.29**

LTV of business outside Germany

in %	Office buildings	Retail properties	Hotel properties	Specialised properties	Social infrastructure properties	Residential properties, owner-occupied[1]	Residential properties, tenanted	Land	Total
Belgium	67.75	68.87	56.29	68.19	16.80	56.08	48.89	24.62	**64.79**
Czech Rep	53.63	93.33	63.67	50.54	0.00	0.00	0.00	0.00	**70.14**
Denmark	76.02	66.81	75.09	74.95	0.00	75.65	72.95	0.00	**73.23**
France	66.53	64.77	60.50	61.82	0.00	24.58	47.62	0.00	**64.00**
Great Britain	69.87	82.19	62.86	81.49	0.00	44.80	76.65	0.00	**70.89**
Italy	74.23	59.58	55.90	65.11	52.32	48.80	74.77	59.20	**68.82**
Luxembourg	50.68	0.00	0.00	0.00	0.00	54.45	0.00	0.00	**51.85**
Poland	61.80	70.78	0.00	79.78	0.00	0.00	0.00	0.00	**70.33**
Spain	0.00	65.35	83.33	71.54	0.00	0.00	0.00	0.00	**67.57**
Sweden	73.19	75.10	66.67	76.30	0.00	0.00	66.78	0.00	**71.91**
Switzerland	81.07	78.43	63.67	0.00	0.00	0.00	0.00	0.00	**76.10**
Netherlands	68.45	81.49	55.50	79.09	0.00	63.76	78.61	0.00	**70.99**
Turkey	0.00	48.46	53.00	0.00	0.00	0.00	0.00	0.00	**51.05**
USA	60.94	0.00	60.00	0.00	0.00	0.00	71.09	0.00	**60.56**
Canada	0.00	0.00	60.00	0.00	0.00	0.00	0.00	0.00	**60.00**
Total	**70.48**	**71.05**	**61.22**	**75.03**	**34.11**	**58.61**	**69.55**	**59.04**	**68.72**

Pricing

The pricing reflects the risk assumed. In addition to the calculatory standard risk costs determined by type of customer and property, the Bank's cost of equity is also included in the pricing process.

Monitoring

Depending on the class of risk and the amount of loan, lending exposures are also subject to a periodic IT-supported monitoring process that identifies, in particular, any deviations between planning and realisation. This process is used in addition to traditional monitoring by means of early warning systems. The rating is reviewed during the monitoring process and, where necessary, adjusted to the altered risk situation. Downgradings regularly result in a shorter monitoring interval.

Where significant market changes have taken place, (partial) portfolios are reviewed independent of their individual risk content.

Any further treatment of lending exposures, that have been brought to our attention, is determined by specialists in accordance with the relevant risk. These specialists are regularly informed of the exposure development. Where necessary, any further handling of the exposures in question is transferred to the Workout unit.

Loan loss provisions

As part of the property lending business, the Bank determines the potential default risk in accordance with Group-wide guidelines on a case-by-case basis and sets aside adequate specific loan loss provisions. The general loan loss provisions for potential risks are created on the basis of evaluated migrations between the individual classes of risk in accordance with US-GAAP.

Portfolio risk management

Both the Management Board and the Supervisory Board are regularly informed of developments in the property portfolio. These evaluations, which are broken down by country, region, property type, customer group, loan-to-value ratio, lending size and risk class, form the basis of the management of both partial portfolios and the entire portfolio of property lending business.

Transfer of credit risk

In March 2001, the Syndication/Securitisation unit was created to manage all securitisation and syndication activities of the DePfa Bank Group. The intention behind the move towards securitisation and syndication is to increase the Bank's return on equity (RoE) through the efficient use of its equity capital.

Three innovative securitisation transactions were carried out successfully in the year under review, involving the transfer of credit risk totalling approx. € 3 billion to market participants. This makes the DePfa Bank Group the leading provider of mortgage-backed securities products within Germany. "Global Hotel One", a hotel financing portfolio covering both Europe and the US, was placed on the capital market for the first time. This transaction received the coveted international ISR Global Securitization Award from the magazine International Securitization Review (ISR). In addition, DePfa Bank securitised a private customer portfolio ("Provide Home 2001-1") in co-operation with the *Kreditanstalt für Wiederaufbau, (KfW)*. With approx. € 1.5 billion, Provide Home 2001-1 was the largest securitisation transaction for private customer loans within Germany during 2001 in terms of the amount involved (residential mortgage-backed securities, RMBS). In addition, the DePfa Bank Group completed a further RMBS transaction as a so-called private placement (volume: approx. € 550 million).

During the reporting year, credit risk from both German and international lending was transferred to a significant extent to third parties (in some cases via syndication markets). It is planned to expand this segment during the current year. This will be another focus of the syndication/securitisation unit, which will centrally coordinate the Aareal Bank's activities in the syndication markets in co-operation with the relevant lending departments. The syndication/securitisation activities will primarily focus on consolidating contacts with possible syndication partners, early identification of market trends and the development of standards for the required business processes. The steps necessary to achieve these goals were initiated during the reporting year.

2.1.2. Credit risks in public finance business

The Public Finance Bank accounts for over 80% of the combined DePfa Group's balance sheet and counterparty exposures. The business is clearly focused on sovereign and sub-sovereign borrowers and public sector supported financial and specialist entities.

This is reflected in the risk weightings of the portfolio of interest-earning and liquid assets.
A risk weighting of 0% according to BIS regulations applies to 79.1% of the on-balance sheet portfolio, reflecting the focus on sovereign and the upper level of sub-sovereign entities. The next largest category is counterparties accorded a 20% weighting– these are mainly municipalities and credit institutions without explicit central government guarantees.

BIS Risk weightings of interest-earning and liquid assets at the Public Finance Bank (in %)


0.9
100% risk weighted
0.01
50% risk weighted
19.0
20% risk weighted
1.1
10% risk weighted
79.1
0% risk weighted

The portfolio is broadly diversified with counterparties in over 40 countries. In order to ensure the top rating for the Pfandbrief cover pool and a high rating for the bank, the business is focused on clients and counterparties with the highest credit standings.

Credit scoring at DEPFA BANK plc

Active scoring of counterparties is at the heart of the process to focus the asset mix on the highest ratings. In past years, sovereign counterparties have been scored on a six-grade scoring system, and sub-sovereign counterparties have been scored on a five-rank system. The internal scoring system for sub-sovereign counterparties has an extensive database with over 2000 borrowers. External credit agency (ECA) ratings have had a limited role in infrastructure finance.

The public finance bank has now moved to a unitary scoring system for its three main credit risk pools (see below: sovereign, sub-sovereign, and infrastructure finance). The ratings are designed to satisfy the second set of draft proposals of the Basel Committee on Banking Supervision, with the credit grades being more likely to relate to specific probabilities of default in each risk pool:

Internal rating grades of the Public Finance Bank

Scale/ Grade	Definition
AAA	Extremely strong capacity to meet financial commitments. Highest rating.
AA1	Very strong capacity to meet financial commitments.
AA2	Strong capacity to meet financial commitments.
AA3	Strong capacity to meet financial commitments, but the margin of safety is not as great as in the case of higher ratings.
A1	Strong capacity to meet financial commitments, but more subject to adverse economic conditions and change in circumstances.
A2	Good capacity to meet financial commitments on the obligation.
A3	Fair credit quality. The capacity for timely payment of financial commitments is adequate, however, near terms adverse changes could result in a reduction in grade.
BBB	Adequate capacity to meet financial commitments, but more subject to adverse economic conditions.
BB	Less vulnerable in the near term, but faces major ongoing uncertainties and exposures to adverse business, financial and economic conditions.
B	More vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.
C	A bankruptcy petition has been filed or similar action taken, some delay but financial commitment continue to be paid.
D	Payment default on financial commitments.

All counterparties are currently being scored anew against these grades. The application of an internal rating/scoring system which is similar to that used by the ECAs is significant for the *robustness* test of the internal rating system particularly for sub-sovereign counterparties. The steps to assign ratings and test the robustness of ratings involve:

1. Scoring of individual counterparties derived by attaching numerical points to balance sheet strength, to the historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, to the relationship of debt to operating surpluses, to indebtedness per capita, to political stability and to guarantee structures.

2. Allocation of numeric scores to a rating category in the context of the *sub-sovereign rating framework* for each country where sub-sovereign borrowers are targeted by the group.

3. Comparing the internally derived ratings against the ECA ratings for the borrowers for which this is possible (some 30 % of sub-sovereign non-bank clients have external ratings).

4. Adjusting the country framework accordingly where necessary

In terms of *numbers* of clients, a minority of borrowing or issuing counterparties have ratings. However the clients and counterparties which have ratings account for a very high proportion of *assets*. Almost 35 % of the portfolio of on-balance sheet earning assets relate to counterparties with AAA ratings by ECAs while a further 53 % of assets relate to AA ratings by ECAs. In this analysis, the rating is taken as the lowest awarded by the three major ECAs and the +, flat and – notches are treated as the 1,2 and 3 notches.

On-balance-sheet earning assets broken down by rating awarded to counterparty by external credit agencies (ECAs), 31 December 2001 (in %)


non rated 6.1
BBB, BB, B 1.1
A3 2.2
A2 0.7
A1 2.1
AA3 27.9
AA2 4.8
AAA 34.7
AA1 20.4

As shown above, some 6 % of assets relate to counterparties not rated by ECAs.

A further mapping of the on-balance-sheet earning assets which captures the part of the portfolio not rated by external rating agencies has also been carried out. The basis for this mapping as follows:

- Internal ratings for sub-sovereign issuers;
- Internal ratings for sovereign issuers (most frequently relating to the lowest of the ECA ratings, but also drawing on internal expertise);
- Internal ratings for Infrastructure projects;
- Preliminary internal ratings for Infrastructure finance projects, partly based on the external ratings of participant and guarantor entities and of the specific region and country.

This mapping has resulted in a similar distribution of the quality of assets to that derived by the ECA-driven approach, with 35 % in the AAA approach and over 50 % in the AA notches. At end-December 2001, the average counterparty rating of on-balance sheet assets was between AA1 and AA2.

On-balance-sheet earning assets including interbank exposures: preliminary internal ratings (31 December 2001) in %


BB,B 1.0
BBB 0.5
A3 3.0
A2 2.1
A1 3.7
AAA 35.2
AA3 28.2
AA1 21.1
AA2 5.2

On-balance-sheet earning assets excluding interbank exposures: preliminary internal ratings (31 December 2001) in %


BB,B 1.2
BBB 0.6
A3 3.6
A2 2.2
A1 4.1
AAA 29.6
AA3 32.5
AA1 21.7
AA2 4.5

The current credit approval process

DEPFA BANK plc, the Public Finance Bank, currently operates independent credit approval processes, involving assessments by and formal limit recommendations from those not involved in business areas. Currently the processes are separate for the three risk pools:

1. Sovereign risks – lending to federal governments, federal government agencies and central banks

2. Sub-sovereign risks – lending to regions, local authorities and public sector institutions without explicit federal government guarantees but with support structures

3. Infrastructure finance risks.

Sovereign risks are limited and controlled by the adherence to and regular updating of a country limit list. The list is prepared and reviewed by the Country Risk Committee consisting of four persons not involved in lending or asset purchases – three risk control team members and the group economist. A quantitative limit matrix presented to the executive committee of the Public Finance Bank and to the management boards is derived from the following parameters:

- Macro-economic inputs (including the prudential borrowing capacity of each country)

- Factors specific to the Public Finance Bank – total assets and the desired geographic diversification thereof, its total level of risk capital

- Internal ratings for sovereign issuers (most frequently relating to the lowest of the ECA ratings, but also drawing on internal expertise);

Sub-sovereign exposures are managed and controlled by the setting of pre-approval limits to counterparties. The chart below shows the initiation and pre-approval process. The allocation of a credit score, described above, typically determines the recommended percentage of an entity's total projected borrowing, which in turn leads to a currency limit. The credit risk team and credit committee at the centre of this was initially set up entirely for DEPFA-Bank Europe plc but since the start of 2002 also sets pre-approval limits for all the Public Finance subsidiaries including DePfa Deutsche Pfandbriefbank AG, which are subject to approval by the board of DePfa Group. The credit committee operates on authority devolved to it by various management boards and is empowered to set limits up to prudent levels taking into account legal large exposure parameters.

The credit approval process applicable currently to sub-sovereign counterparties

Sub-Sovereign Counterparties: **Lists of likely regular borrowers and ad-hoc requests presented by lending groups and treasury**

Pre-sign offs on requests:
From senior managers in business areas

Credit Risk Team: **Assess, assign ratings and recommend pre-approval limits for subsovereign counterparties, taking risk mitigation into account. Annual re-ratings/reviews. Secretariat of Credit Committee.**

CREDIT COMMITTEE: 6 voting members, not drawn from lending/treasury front office areas

Credit limit and duration decision

Infrastructure finance risk control is currently assured by a senior risk manager, who assesses and runs scenario tests on each proposed infrastructure financing scheme. Legal assessments are also carried out as well as the evaluation of risk mitigation (collateral, guarantees). Beyond discussion at a dedicated credit sub-committee, all decisions are presented to the current group management board for approval.

The monitoring of sub-sovereign and country limit utilisation, of large exposures, of default events is assured on a group-wide basis for the public finance bank by dedicated monitoring staff, with alert mechanisms in place for significant limit-draw-downs.

Integrated credit risk management planned for DEPFA BANK plc

The approach centred on an independent credit committee is to be extended to all of the counterparty risk pools, with one credit risk team and one special risk team serving a single group-wide credit committee. The credit risk team will carry out assessments, rate and recommend limits for sub-sovereign and financial institution counterparties. They will also carry out monitoring for all credit risk pools (but not legal and technical monitoring of infrastructure projects) and the special risk team will assess, rate and recommend limits for infrastructure and country risks. The team building process for this is almost complete.

The credit approval process to be applicable to all Public Finance Counterparties:

Sub-Sovereign Counterparties: Lists of likely regular borrowers and ad-hoc requests presented by lending groups and treasury

Infrastructure and Emerging Non/Sub-Sovereign Counterparties: requests initiated by infrastructure finance unit and DePfa Investment Bank Limited Managers

Pre-sign offs on requests: From senior managers in business areas

Country Risk Committee

Pre-sign offs on requests: From senior managers in business areas

Credit Risk Team: Assess, assign ratings and recommend pre-approval limits for sub-sovereign and financial institution counterparties, taking risk mitigation into account. Annual re-ratings/reviews. Secretariat of Credit Committee.

Special Risks Unit: Assess, scenario test, prepare decision papers, assign ratings and recommend pre-approval limits. Oversight of credit, technical and legal monitoring of projects. Secretariat of Country Risk Committee.

CREDIT COMMITTEE: 6 voting members, not drawn from business areas, strict rules on voting on own-assessments

Credit limit and duration decision

CEO, Executive Committee and Board Reviews

Country limit matrix/recommendation

2.1.3. Counterparty risk related to bank counterparties

Within the DePfa Group, the counterparty risk from Treasury business results from securities transactions, money market transactions and interest rate derivatives entered into with bank counterparties.

The extent of credit risk associated with these types of transactions depends on the structure of the relevant transaction. Whereas the credit exposure of balance-sheet instruments is determined by their current book or market value, the credit risk of derivative financial instruments corresponds to the "potential cost" resulting from the replacement of an equivalent position in the event of potential counterparty default.

To monitor the counterparty risk arising from Treasury business, the DePfa Group has a Group-wide counterparty limit system that directly accesses the front-office system used by the Treasury division, providing real-time information on limits and limit utilisation. The credit exposure resulting from these transactions is calculated on a mark-to-market basis, taking into consideration the regulatory add-ons.

Furthermore, any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map the counterparty risk. These agreements are used to reduce both the capital cover required and the utilisation of bank-internal counterparty limits.

The monitoring of limit compliance is ensured by the Correspondent Banking unit. Any limit utilisations or transgressions are regularly reported to the Management Board and Treasury. The timely adjustment of limit transgressions is ensured by means of an escalation procedure.

Within the DePfa Group, the Treasury business is geared towards high credit-quality counterparties.

The following chart shows the external rating level breakdown of counterparties from Treasury business by transaction volume.

Breakdown of counterparties into external rating levels by transaction volume (in %)


AA+ to AA– 28.42
AAA 47.85
A+ to A– 13.19
without rating 10.54

The banks without ratings are savings banks, credit unions and rural banking co-operatives as well as subsidiaries of international banks, provided that, for the parent companies of the latter, it is predominantly external rating information that is available.

Both future banks will initially use the established processes for limiting and monitoring counterparty risks associated with the Bank's counterparties.

In the near future, Aareal Bank will add Monte Carlo simulations and stress tests to the credit exposure calculation in accordance with the marking-to-the-market method. In addition, we are working on the implementation of a credit risk model in order to be able to achieve a more realistic quantification of credit risks from Treasury business, taking into consideration default probabilities, recovery rates and correlation effects.

2.1.4. Country risk

For banks, country risks arise when extending loans to customers domiciled in a country other than the country of the units granting the loans. Such risks materialise whenever the country in which the borrower is domiciled issues a general moratorium or introduces exchange rate controls.

To assess and monitor country risks, the DePfa Group has established a country limit committee (LLK) which deals with the rating of individual countries and the determination of country limits, and prepares the relevant submissions for the Management Board. All countries relevant to DePfa's business (primarily in connection with international public finance business) are covered in internal credit quality categories which serve as a basis for the determination of Euro-denominated country limits. For countries with lower rating grades, these limits are subdivided into sub-limits for the individual transaction types. All decisions with regard to credit rating / limit level are made by the Management Board.

The LLK updates the credit rating of all countries on a timely basis. The country assessments are primarily carried out using all available economic data, in-house country analyses and publications by international rating agencies. The utilisation of country limits is monitored by Controlling on a Group-wide level. During the reporting year, a total of 18 countries received new ratings with regard to credit quality or changes in country limit level. There are no concentrations of risk within DePfa Group's entire country exposure that require mentioning; the highest individual exposures on country level related to Italy, France, Japan and Spain. Almost 99% of the entire DePfa country exposure relates to countries of the first rating grade.

Unlike in traditional public finance business, the property lending business requires distinction between the default risk of an individual lending exposure (determined by client credit quality and collateral) and the country risk. As country risks constitute a specific form of cluster risks within portfolios (characterised by a close correlation between the relevant loans, an increase in default probabilities and a change in loss rates), these must be examined separately as part of credit risk management.

As the property lending business of Aareal Bank has been thus far geared towards Western European countries and the US, there are currently no significant country risks present. Therefore, after the split, we will initially continue to apply the principles of our tried and tested Group-wide process.

With regard to the future development of the underlying system, a strict separation between property rating and country rating must be observed. This would require both rating categories to be sufficiently compatible to enable joint validation and to be used as input into the existing credit risk model of Aareal Bank. This would enable the determination of country limits in relation to the risk and the integration of country risks into the calculation base for individual transactions.

As its own rating is, and will always be, of paramount importance to the Public Finance Bank, we continue to be very risk-conscious, selective and flexible when selecting future country risk in connection with public sector business. We are already developing an enhanced country rating system which, similar to the future country limits, will be fully compatible with the requirements of Basel II. In addition, the current decision-making and monitoring system for country limits / credit quality classification (supported by additional IT systems) is continuously being updated to respond even faster and more reliably to external changes.

2.2. Market risk

Market risks generally result from a wide range of different market movements which can be allocated to so-called risk factors. The fluctuation range of these individual risk factors, such as equity prices, interest rates, exchange rates and implicit volatilities, is the decisive metric for quantifying market risk (in addition to the correlation of risk factors).

Due to DePfa Group's specific focus on property and public finance business, the market risk arising from changes in interest rates is of vital importance. Currency risks, on the other hand, are not particularly significant. Only DePfa Investment Bank Ltd trades in shares, albeit to a very limited extent.

Value-at-Risk (in € m) as at year-end 2001



120
105
90
75
60
45
30
15
0
114.3
13.3
5.7
Interest-rate risk in Euro
Interest-rate risk in foreign currency
Currency risk

All trading activities of the DePfa Group are concentrated in DePfa Investment Bank Ltd. In all other Group companies, market risk arises primarily in connection with asset/liability management. The Treasury division was divided as early as mid 2001 and therefore already prepared for the split of the DePfa Group. Since that time, both of the future banks have engaged independently on the capital markets and also managed their market risks independently. We will address the risk monitoring of DePfa Investment Bank Ltd separately due to the specific features of this company.

For the quantification and control of market risk, the DePfa Group determines the value at risk (VaR) on a daily basis in accordance with the variance/covariance approach. This statistical process permits an estimate of the loss potential for a specific holding period with a safety probability of 99%. The statistical parameters of this model (fluctuation range and correlation) are ascertained over a one-year period.

A rather conservative holding period of 20 days (when compared with the BIS parameter of 10 days) was selected for the position. With this assumption, which is highly conservative with regard to the possibilities of neutralising positions, the specific activities of a non-trading book institution are also taken into consideration as part of the risk analysis.

In addition to the risk indicator calculation at the level of individual banks, the DePfa Group includes all its business activities into the value-at-risk calculation. This means that the VaR ascertained is based on the risk position of the entire portfolio. This facilitates the consistent daily assessment of risks assumed within the entire Group, down to the level of individual companies.

Market risk limits are determined in accordance with a special approach, with the risk-carrying capability determined daily using the present value of risks. The present value of risks not only reflects the successes achieved with new business, but also any valuation changes of the Bank's existing business. The Management Board has set the VaR limit as a percentage of the present value of risks. The continuous adjustment of the present value of risks results in an automatic adjustment of risk limits – and thus of the Group's risk-carrying capability – to new market conditions.

In addition to the indexation of the limit approach for larger divisions of the Group, the Management Board also requires immediate notification whenever the Group's VaR approaches the € 235 million threshold. The highest value-at-risk figure in the 2001 financial year was recorded on 22 February, with € 180 million, the lowest on 29 March (€ 115 million).

Group VaR (in € m) during the course of the year


180
160
140
120
100
80
60
40
20
0
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01

The following chart shows the utilisation of risk limits at month-end. The utilisation of risk limits (for Pfandbriefbank in particular) has been reduced during the course of the year.

Group limit utilisation during the course of the year (in %)


100
90
80
70
60
50
40
30
0
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01

For reasons of consistency, the Risk Controlling function itself determines any volatilities and correlations required for the calculation of the value at risk on the basis of market data. The statistical parameters of different markets are only used in the calculation after detailed review and plausibility check. The quality of the statistical process employed for risk measurement is regularly checked by means of back testing. This entails the comparison of profits and losses incurred during the holding period with the upper limit for losses being forecast (VaR) at the beginning of the holding period. Accordingly, within a review period of one year (250 trading days), a maximum number of three transgressions of this upper limit for losses can be expected. The back tests for 2001 did not reveal any transgressions. This shows that the value-at-risk calculations carried out by the Bank did not underestimate the market risk. Furthermore, the VaR calculation is complemented by worst-case and stress testing scenarios to quantify the impact of extreme market movements.

The Management Board is informed on a daily basis of the limit levels and their utilisation for the entire Group and the individual banks; the relevant report also contains information on the development of market values. In addition to the VaR breakdown by risk factors (currency, interest rate per currency and maturities), the basis point value (BPV) is reported. This quantity provides important information for all maturity ranges on how sensitive the individual positions react to interest rate changes.

Moreover, the gap report supplies vital information on the fixed interest rate terms of all positions held by the Bank. In addition to the analysis of net lending and net borrowing positions in the relevant maturity ranges, this data permits analyses of the risk and profit development. On the basis of assumptions, potential losses arising from extreme or possible market movements (for example due to changes in yield curves or due to planned new business transactions) may therefore be quantified beforehand.

Following the introduction of the new disclosure requirement of mortgage banks, the Pfandbriefbank has been subject to the obligation to notify the Federal Banking Supervisory Authority (Bundesaufsichtsamt für das Kreditwesen) on a monthly basis of any interest rate risks since April 2001. This risk calculation gives an indication of any market value changes, based on a 1% parallel shift of the yield curve in relation to the capital. In the 2001 business year, there was no transgression of the 10% threshold set by the Federal Supervisory Authority.

The market risk of DePfa Investment Bank Ltd is not ascertained in accordance with the value-at-risk approach usually employed by the Group. Rather, a calculation methodology is used that reflects the immanent price and liquidity risks of individual positions in a more direct and timely fashion than any traditional method. The use of the Capital-at-Risk model forms part of an approach to define the risk exposure on the basis of the maximum loss in value which the portfolio could suffer under unfavourable market conditions.

Accordingly, capital-at-risk weighting factors were determined for the individual investments, which take into consideration country category, product type, investment horizon as well as any share price declines since the time of acquiring the relevant position. Considerably higher weightings are attached to increased risks. Not only was a ceiling set for the total sum of all transactions but, in addition, diversification of investment was achieved via the various individual limits set. For example, the combined exposure in those emerging market countries contained in the highest risk category must not exceed 5% of the total investment scope. During 2001, DePfa Investment Bank Ltd was invested at 74% on average. The calculation of the capital at risk is updated on a daily basis. The limit utilisation in the last year reached an average of 70% and amounted to US$ 88 million by year-end. The highest level of utilisation (96%) was recorded on 3 May 2001.

The market risk controlling division is responsible for developing and continuously verifying all measurement processes used as well as compliance with the limits set by company management. Great importance is attached to precise, complete and timely monitoring, as the proper performance of this task is a vital prerequisite for achieving the Group's ambitious profitability and growth targets.

The interest rate risk will continue to play a significant role for the business of the future Aareal Bank as a specialised property financing bank. In addition, the currency risk will increase in profile, as business activities focus increasingly on regions outside Euroland.

To meet the requirements of this development, the necessary steps were already initiated in mid 2001. The early focus of all resources involved in the identification, quantification and monitoring on both the systematic redesign and further process optimisation will ensure the adequate performance of these tasks to the benefit of Aareal Bank, even prior to the split of the banks.

The resulting system and process conditions permit the ongoing systematic enhancement of the processes and analysis involving all market risks assumed by Aareal Bank. In addition to the further expansion of our VaR approach based on statistical methodology, we will include comprehensive stress testing for the simulation of external market movements in this process.

Moreover, as a bank holding a trading portfolio in the future, we will also focus on the fast identification and timely reporting of all risk-relevant data. The integrated software solution for the risk controlling process, which was introduced in the first quarter of 2002, will provide us with the necessary flexibility to support and inform both Management and trading unit.

The market risk control team of DEPFA BANK plc will in the course of the second quarter of 2002 start to ensure stand-alone measurement and monitoring of risks using both the existing and new platforms. There will be separate reporting and regular publication of trading VaR on a groupwide basis capturing all Public Finance subsidiaries. The total banking and trading book VaR will be retained as a management tool both on a group-wide basis and for the main subsidiaries. Limits will be determined for the group and subsidiaries with reference to regulatory core capital. The 100 basis point shock tests will also be calculated and applied, both in Germany and on a group-wide basis. It is intended that DePfa Investment Bank Limited will be brought into the group trading and banking VaR capture. However the current Capital-at-Risk methodology will be retained as a management and control tool. The market risk control unit of DEPFA BANK plc will report to the Chief Risk Officer, who in turn is a member of DEPFA BANK's executive committee.

2.3. Operational risk

Operational risk is defined as the risk of losses that may occur due to inadequacy or failure of internal processes, people or systems or due to external events. This also includes legal risks. In accordance with the draft of the new Basel capital adequacy agreement, in the future, the operational risks of banks (in addition to market and credit risks) must also be quantified and backed by capital.

The basis for the monitoring and control of operational risk is the systematic identification of all relevant processes and workflows, the identification of sources of error and weaknesses within the banking organisation (including the associated determination of opportunity cost) and the establishment of a dedicated loss data base as the basic requirement for the implementation of a model for the quantification of operational risks.

The DePfa Group has documented all the main processes. Furthermore, possible error types have been identified and we have commenced categorising these error types according to their type, time of occurrence and associated opportunity cost in monitoring tables. The data obtained will form the basis for the establishment of a dedicated loss database to be set up within Aareal Bank in the near future. The systematic analysis of error sources and their implications have two consequences for the Bank: on one hand, it enables us to identify operational risks and their causes, creating the basis for the implementation of control systems for error-prone processes. On the other hand, the loss database will be the foundation for the implementation of a model for measuring operational risks.

With regard to the introduction of such a model, we consider the processes for the calculation of equity capital requirements (as recommended by the second Basel consultative paper) in their current shape as not sufficiently thought out and not risk-adequate. The further developments within the third consultative paper will be directive in terms of whether a model recommended by the banking supervisory authorities will be implemented or whether internal systems will be developed by the banks themselves.

The management of operational risks is carried out by the operative business lines themselves, with the Chief Operating Office currently responsible for cross-divisional coordination and quality assurance. Within the Aareal Bank, Risk Controlling will be responsible for the measurement and limitation of operational risks. The auditing department will complement and complete these monitoring methods.

For the monitoring and containing of operational risk relating to financial trading processes and people, all the subsidiaries of DEPFA BANK plc comply with the German minimum requirements for trading institutions (MaH). In particular the four-eyes-principle (Vieraugenprinzip) whereby negotiation, booking and execution are carried out by separate persons in differing management structures, each with their own verification processes playing a very important role in preventing both trading errors and intentional delinquency. Compliance with this is ensured by the internal audit function. It is the intention that these principles will be complied with in the same manner and with the same emphasis across the Public Finance Bank group after the split. The internal audit function will report directly to the audit committee of the board of DEPFA BANK company in which the non-executives will be in the majority.

Clearly, among all the revised proposals by the Basel Committee on banking supervision, this area has the least well-defined requirements. As DEPFA BANK intends to adopt the internal ratings based – foundation approach to capital allocation for its credit exposures, the corresponding approach it has to adopt is the standardised approach to operational risk. This involves the clear identification of business lines. The regulators then determine the Exposure Indicators (EIs) for each of these business lines which are required to be measured. The EI measurements will then have be carried out by the bank. On examining the measurements, the regulators have to allocate Beta factors with which the measured EIs will have to be multiplied for the determination of operational risk capital.

Steps taken to make this broad approach possible are currently being taken. The clear identification of business lines in DEPFA BANK is largely complete. The recruitment process for a head of operational risk, initially partly reporting to the Chief Operating Officer (COO) and partly to the Chief Risk Officer (CRO) has been started. In order to understand the likely inputs (on EI measurements) and betas which are likely to be required by the regulators, DEPFA BANK plc is taking part in a special operational risk committee at the level of the Irish Banking Federation, which liaises with the bank's future Irish head-regulator.

The longer term intention is to move to an internal measurement approach allowing for the operational risk capital to be determined by internal calculations of Exposure Indicators, probability of event and loss given events, and by so-called Gamma factors to be provided by the regulators.

2.4. Liquidity risk

Liquidity risk is defined as the risk of being unable to fulfil current or future payment obligations in full and/or at the due date.

It is the task of liquidity management to control the cash flow in such a manner to ensure that efficient processes are maintained and earnings are optimised. To this end, the DePfa Group carries out Group-wide liquidity management, integrating all relevant units. The refinancing structure of the Group is based on several fundamental pillars: the issue of Pfandbriefe (asset-covered bonds), unsecured bearer bonds, certificates of indebtedness (Schuldscheine) and commercial papers (CPs), repurchase agreements (repos) as well as participation in open-market transactions of central banks and money market transactions. In addition, comprehensive liquid and high credit quality securities holdings are available for ensuring liquidity. Liquidity balance sheets and cash flow forecasts are used to ensure the Group's and its units' liquidity at all times and to control future liquidity risks.

Principle II – relevant for liquidity management – has been complied with at all times.

3. Preparation for Basel II

3.1. Aareal Bank

The Basel Banking Supervisory Committee is currently drafting a revision of the Basel capital adequacy agreements (Basel II) to ensure that loans are treated in line with risk-adequacy requirements. Preparation of a third Basel consultative paper are under way; these will be followed by a further consultation phase which will result in the publication of the final Basel II Accord.

The revised Basel capital adequacy agreement is made up of three mutually complementing pillars: the minimum capital requirements (1st pillar), the Supervisory Review Process (2nd pillar) and the reinforcement of market discipline (3rd pillar) via increased disclosure requirements of the banks.

Aareal Bank intends to use the advanced approach, based on internal ratings, for determining the capital required for regulatory purposes. This process will enable us to use parameters based on in-house estimates for all risk components.

The Bank is currently modifying its existing rating processes to comply with the strict requirements for using internal concepts. The separate rating of credit worthiness, property and completion risks will be maintained as part of the internal rating process for the commercial property lending business. Adjustments will be carried out to increase objectivity and transparency of the process, while also taking specific market features into account. We are currently establishing the relevant units to ensure the monitoring of all new business ratings in accordance with the principle of dual control.

The internal rating process for Treasury business with banks and financial institutions will also be revised by the end of 2002. In addition, we are currently developing a new rating process modelled on the methodologies used by external rating agencies. Using discriminatory analyses, the rating of external agencies is replicated and then validated by way of independent sampling. It is planned to classify banks and financial institutions over ten rating levels.

A data warehouse is currently being set up for both property lending and Treasury business. To comply with the comprehensive supervisory data requirements of Basel II, all relevant historic information is stored in the data warehouse.

The second Basel consultative paper requires that, as with credit risks, in the future operational risks must also be backed with capital. This necessitates the establishment of a dedicated loss database. A decision as to which model will be used for the calculation of operational risks has yet to be made. We do not consider the methods recommended by Basel II thus far as risk-adequate. The further explanations given in the final consultative paper will be the decisive factor as to whether Aareal Bank will implement a model recommended by the banking supervisory authorities or a system developed in-house.

Aareal Bank is currently in the process of revising its risk control processes. Two credit risk models have been developed in addition to the existing market risk management process: CreditRisk+ for the property lending business and CreditMetrics for Treasury business. The market-oriented model of CreditMetrics is based on the recognition of losses resulting from rating changes, whereas CreditRisik+ focuses solely on counterparty default. Both models permit the adequate calculation of losses which, according to a preset level of probability, will not be exceeded within these two business segments.

We are already gathering and publishing a wide range of information whose disclosure is required by Basel II to reinforce market discipline.

3.2. DEPFA BANK

Judging by the as-yet not finalised proposals there should not be a noticeable change to capital adequacy requirements in DEPFA BANK. The two areas of uncertainty in this regard relate to the infrastructure finance business (only 0.5% of current portfolio) and to the operational risk charge (which should be limited given the low total of 16,000 transactions at any time on the books of this large-asset-base bank).

As mentioned elsewhere in this risk report, DEPFA BANK has now moved to a unitary scoring system for its main credit risk pools. The ratings are designed to satisfy the second set of draft proposals of the Basel Committee on Banking Supervision, with the credit grades being more likely to relate to specific probabilities of default in each risk pool.

The credit approval process (also described elsewhere) has also been designed to comply with the Pillar II (supervisory review) proposals.

4. Capital

A central feature of DePfa Group's overall bank management is the consistent integration of risk and reward aspects. To this end, existing and prospective new business is reviewed for profitability on a risk-adjusted return-on-equity basis.

The amount of capital allocated to the individual businesses, profit centres and segments is primarily based on the regulatory provisions (Principle I). Moreover, additional rules exceeding the legislative parameters are applied. This is the case, for example, for those public finance activities that are not subject to regulatory capital backing requirements, but for which we nonetheless allocate an internal 5% weighting of risk assets. For the market risk associated with the non-trading portfolio, capital is allocated on the basis of the value-at-risk (VaR) limit.

Since the commencement of 2001, we have been using a proprietary credit risk model for the property lending business to determine the level of economic capital required for covering the credit risk. Using these mathematical-statistical processes, we determine the risk contained in selected portfolios on the basis of suitable input parameters. Apart from general credit data such as lending volume, type of property, region/country, etc, the main determinants in this process are the default probabilities and charge-off rates ascertained by means of internal rating as well as macro-economic data. The results derived on the basis of our credit risk model are then used in the active management of our property loan portfolio, as this instrument enables us, among other things, to determine the optimum portfolio structure for securitisation purposes.

It is our intention for the future to make the results from credit risk modelling an integral part of the overall bank management of Aareal Bank AG. The standard risk costs and cost of equity ascertained during this process are then included in the calculation base for individual transactions and credit pricing, rendering this method – from a commercial and business perspective – superior to the processes traditionally used by banks, as this method also takes into account any correlation effects.

In the future, equity allocation will be based on the results of the credit risk model (we are currently using different models for property lending customers and bank counterparties), the market risk model and the operational risk measurement processes currently under development. This means that the current regulatory perspective will be replaced by a perspective that is more in line with economic requirements. In this way, Aareal Bank is establishing a consistent process for the allocation of economic capital during which all major risk types are measured in an identical fashion using the value-at-risk approach.

The new platform for VaR measurement and capture has partly been selected for the calculation of stress-test VaR for market risks in DEPFA BANK. IT and a number of alternatives are also being examined as a platform for the calculation of credit VaR, a new area in risk management. The stress test VaR figures will be used in the determination of economic capital, for the Public Finance Group and for its Profit Centres.

While economic capital allocation techniques are being developed which take note of the convergence between regulatory and economic capital in the revised Basel Committee proposals, DEPFA BANK will ensure that very high capital adequacy ratios will be maintained under the existing Basel I and market risk capital adequacy rules. The transition from German to Irish based rules for the interpretation of existing Basel accords is expected to have a minimal impact.

(H) Officers

Executive bodies of DePfa Deutsche Pfandbriefbank AG, giving details of membership of Supervisory Boards and other supervisory bodies in accordance with section 285 no. 10 of the HGB

Management Board

Gerhard Bruckermann (Speaker of the Management Board)

Offices held within the DePfa Group

– DePfa-Bank Europe plc	Chairman of the Board of Directors
– DePfa Capital Japan K.K.	Member of the Board of Directors
– DePfa Investment Bank Ltd.	Member of the Board of Directors
– DePfa USA Inc.	Chairman of the Board of Directors

Other offices held

– DePfa Holding plc	Member of the Board of Directors
– Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH	Member of the Advisory Board

Karl-Heinz Glauner (Speaker of the Management Board)

Offices held within the DePfa Group

– DePfa Bank-France S.A.	Président du Conseil d'Administration et Président Directeur Général
– DePfa Financial Service spol s r.o.	Chairman of the Supervisory Board
– DePfa Financial Service Polska Sp. z o. o.	Member of the Supervisory Board
– DePfa Financial Services USA Inc.	Chairman of the Board of Directors
– DePfa Hypotheken-Management GmbH	Chairman of the Supervisory Board
– DePfa IT Services AG	Member of the Supervisory Board (from 1 January 2002: Chairman)
– DePfa Partecipazioni S.p.A.	President
– DePfa Property Services B.V.	Member of the Supervisory Board
– Hypotheken-Discount Vermittlungs GmbH	Chairman of the Supervisory Board

Other offices held

– DePfa Holding plc	Member of the Board of Directors
– Deutsche Interhotel Holding GmbH & Co. KG	Chairman of the Advisory Board (from 1 January 2002: Deputy Chairman)
– Entenial S.A.	Member of the Conseil d'Administration

Dr. Reinhard Grzesik (from 1 December 2001)

Offices held within the DePfa Group

– DePfa-Bank Europe plc	Member of the Board of Directors

Jürgen Karcher (from 1 June 2001)

Offices held within the DePfa Group

– DePfa-Bank Europe plc	Member of the Board of Directors

Other offices held

– Cytonet GmbH	Member of the Supervisory Board

Dr. Thomas M. Kolbeck

Offices held within the DePfa Group

– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa Capital Japan K.K.	Member of the Board of Directors
– DePfa Investment Bank Ltd.	Chairman of the Board of Directors
– DePfa IT Services AG	Chairman of the Supervisory Board (until 31 December 2001)
– DePfa USA Inc.	Member of the Board of Directors
– Deutsche Structured Finance GmbH	Member of the Advisory Board

Michael A. Kremer

Offices held within the DePfa Group

– DePfa Bau-, Verwaltungs- und Controlling GmbH	Chairman of the Advisory Board
– DePfa Financial Services USA Inc.	Member of the Board of Directors
– DePfa Immobilien Management AG	Chairman of the Supervisory Board
– DePfa IT Services AG	Member of the Supervisory Board
– DePfa Property Services B.V.	Chairman of the Supervisory Board
– Deutsche Bau- und Grundstücks-Aktiengesellschaft	Member of the Supervisory Board (from 1 January 2002: Chairman)
– Deutsche Structured Finance GmbH	Chairman of the Advisory Board
– IBS Innovative Banking Solutions AG	Member of the Supervisory Board
– Terrain-Aktiengesellschaft Herzogpark	Member of the Supervisory Board

Other offices held

– AVECO Holding GmbH	Member of the Supervisory Board
– Deutsche Operating Leasing AG	Chairman of the Supervisory Board
– Eurofactor AG	Member of the Supervisory Board
– Pfersee Kolbermoor GmbH & Co. KG	Member of the Supervisory Board

Dr. Peter Lammerskitten (until 20 June 2001)

Offices held within the DePfa Group

– Aareal Bank AG*	Member of the Supervisory Board (from 20 June 2001)
– DePfa IT Services AG	Deputy Chairman of the Supervisory Board
– Deutsche Bau- und Grundstücks-Aktiengesellschaft	Chairman of the Supervisory Board (until 31 December 2001)

Other offices held

– burgbad AG	Chairman of the Supervisory Board
– GWE Gesellschaft für Wohnen im Eigentum AG	Member of the Supervisory Board

Supervisory Board

Dr. Jürgen Westphal (Chairman)

Government minister (ret'd.), barrister and solicitor, Judge at the Hamburg Constitutional Court

– Aareal Bank AG*	Chairman of the Supervisory Board
– Bankhaus Joh. Berenberg, Gossler & Co.	Member of the Administrative Board
– Treugarant AG, Wirtschaftsprüfungsgesellschaft	Chairman of the Supervisory Board

Christian Graf von Bassewitz (Deputy Chairman)

General Partner of Bankhaus Lampe KG and Spokesman of the Management Board

– Aareal Bank AG*	Deputy Chairman of the Supervisory Board
– Condor/Optima-Versicherungen	Chairman of the Supervisory Boards
– DePfa Holding Verwaltungsgesellschaft mbH	Deputy Chairman of the Supervisory Board
– Deutscher Ring Krankenversicherungsverein a.G.	Member of the Supervisory Board
– Lampebank International S.A.	Member of the Administrative Board
– Universal-Investment-Gesellschaft mbH	Member of the Supervisory Board

York-Detlef Bülow (Deputy Chairman; from 20 June 2001)

DePfa Deutsche Pfandbriefbank AG

– Aareal Bank AG*	Deputy Chairman of the Supervisory Board

Reiner Wahl

DePfa Deutsche Pfandbriefbank AG

– Aareal Bank AG*	Member of the Supervisory Board

Prof. Dr. Dr. Ann Kristin Achleitner (until 20 June 2001)

Chairman of the Management Board, Institute for Financial Management, European Business School e.V.

– Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft AG	Member of the Supervisory Board
– GermanIncubator – GI Ventures AG	Chairman of the Supervisory Board

---

* Formerly DePfa Bank AG

Dr. Richard Brantner

– Aareal Bank AG*	Member of the Supervisory Board
– DePfa-Bank Europe plc	Vice Chairman of the Board of Directors

Wolfgang Fauter

Chairman of the Management Boards of Deutsche Ring Versicherungen

– Aareal Bank AG*	Member of the Supervisory Board
– Atlantic Union Insurance S.A.	Deputy Chairman of the Administrative Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Deutscher Ring Bausparkasse AG	Chairman of the Supervisory Board
– Roland Rechtsschutz-Versicherungs-AG	Member of the Supervisory Board
– ZEUS Service AG	Deputy Chairman of the Supervisory Board
– ZEUS Vermittlungsgesellschaft mbH	Deputy Chairman of the Supervisory Board

Erwin Flieger

Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G. and of BBV Holding AG

– Aareal Bank AG*	Member of the Supervisory Board
– Bayerische Beamten Versicherung AG	Chairman of the Supervisory Board
– BBV Krankenversicherung AG	Chairman of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Neue Bayerische Beamten Lebensversicherung AG	Chairman of the Supervisory Board

Lutz Freitag (from 20 June 2001)

President of GdW Bundesverband deutscher Wohnungsunternehmen e.V.

– Aareal Bank AG*	Member of the Supervisory Board

Dr. Friedrich Adolf Jahn

President of Zentralverband der Deutschen Haus-, Wohnungs- und Grundeigentümer e.V.

– Aareal Bank AG*	Member of the Supervisory Board

Siegfried Just

DePfa Deutsche Pfandbriefbank AG

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* Formerly DePfa Bank AG

Dieter Kirsch (from 20 June 2001)
Aareal Bank AG*

Dr. Thilo Köpfler

– Aachener Siedlungs- und Wohnungsgesellschaft mbH	Chairman of the Supervisory Board
– Aareal Bank AG*	Member of the Supervisory Board
– TLG Treuhand Liegenschaftsgesellschaft mbH	Member of the Supervisory Board

Dr. Peter Lammerskitten (from 20 June 2001)

– Aareal Bank AG*	Member of the Supervisory Board
– burgbad AG	Chairman of the Supervisory Board
– DePfa IT Services AG	Deputy Chairman of the Supervisory Board
– Deutsche Bau- und Grundstücks-Aktiengesellschaft	Chairman of the Supervisory Board (until 31 December 2001)
– GWE Gesellschaft für Wohnen im Eigentum AG	Member of the Supervisory Board

Jacques Lebhar
Président du Conseil d'Administration and Président-Directeur Général of Entenial S.A.

– Aareal Bank AG*	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– ESL & Network SA	Member of the Conseil de Surveillance
– ESL & Network (France) SAS	Member of the Conseil d'Administration
– La Mondiale Partenaire	Administrateur
– Vauban Mobilisations Garanties	Member of the Conseil de Surveillance

Klaus Novatius (until 20 June 2001)
DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch
DePfa Deutsche Pfandbriefbank AG

– CP-Medienwerbung AG	Member of the Supervisory Board

* Formerly DePfa Bank AG

Hans W. Reich (from 20 June 2001)

Spokesman of the Management Board of Kreditanstalt für Wiederaufbau

– ALSTOM GmbH	Member of the Supervisory Board
– Deutsche Energie-Agentur GmbH	Member of the Supervisory Board
– Deutsche Telecom AG	Member of the Supervisory Board
– Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschland a.G.	Member of the Supervisory Board
– HUK-COBURG-Allgemeine-Versicherungs-Aktiengesellschaft	Member of the Supervisory Board (from 1 January 2002: Member of the Advisory Board)
– HUK-COBURG Holding GmbH	Member of the Supervisory Board
– IKB Deutsche Industriebank AG	Member of the Supervisory Board
– Krankenversicherungs-Aktiengesellschaft der HUK-COBURG (HUK-COBURG-Krankenversicherung)	Member of the Supervisory Board
– Lebensversicherungs-Aktiengesellschaft der HUK-COBURG	Member of the Supervisory Board
– RAG Aktiengesellschaft	Member of the Supervisory Board
– Thyssen Krupp Steel AG	Member of the Supervisory Board

Rudi Ditmar Runkel

DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid

President of the Federal and Länder Government-Service Supplementary Pension Agency (Versorgungsanstalt des Bundes und der Länder); (ret'd since 1 April 2002)

– Aareal Bank AG*	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board

Jürgen Steinert (until 28 February 2001)

Jürgen Strauß

Managing Director (Germany) of Schweizerische Lebensversicherungs- und Rentenanstalt (Swiss Life)

– Aareal Bank AG*	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Chairman of the Supervisory Board
– Swiss Life Asset Management Kapitalanlagegesellschaft mbH	Member of the Supervisory Board
– Swiss Life Grundstücksmanagement-GmbH	Managing Director
– Swiss Life Partner Aktiengesellschaft Vermittlung von Versicherungen und Finanzdienstleistungen	Chairman of the Supervisory Board

* Formerly DePfa Bank AG

Prof. Dr. Dr. h. c. mult. Hans Tietmeyer

– Aareal Bank AG	Member of the Supervisory Board
– Bank for International Settlements (BIS)	Member of the Board of Directors
– BDO Deutsche Warentreuhand AG	Member of the Supervisory Board
– DWS Investment GmbH	Member of the Supervisory Board
– Hauck & Aufhäuser Privatbankiers KGaA	Member of the Supervisory Board
– ING Groep N.V.	Member of the Supervisory Board

Rainer Ulm

DePfa Deutsche Pfandbriefbank AG

Dr. Georg Freiherr von Waldenfels (until 20 June 2001)

Member of the Management Board of VIAG TELECOM AG

– Debrunner Koenig Holding AG	Member of the Administrative Board
– DTB Holding GmbH	Chairman of the Supervisory Board
– Gerling-Konzern Lebensversicherungs AG	Member of the Supervisory Board
– Klöckner & Co. AG	Member of the Supervisory Board
– Kühne und Nagel International AG	Member of the Administrative Board
– MESSE MÜNCHEN GmbH	Member of the Supervisory Board

---

* Formerly DePfa Bank AG

The Board of Management

Bruckermann	Glauner
Dr. Grzesik	Karcher
Dr. Kolbeck	Kremer

(I) Schedule of Shareholdings

of DePfa Deutsche Pfandbriefbank AG
at 31 December 2001 in accordance with Section 131 para. 2 of the German Commercial Code

This information has been compiled on the basis of the individual accounts of the companies and has not been adjusted for reporting under US GAAP. The companies listed in section II and III are not consolidated or reported at equity, as DePfa Deutsche Pfandbriefbank AG has either no or only a temporary of controlling these companies, or the companies are of secondary importance.

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
1	DePfa Deutsche Pfandbriefbank AG	Wiesbaden				
	I. Consolidated subsidiaries					
2	Aufbaugesellschaft Prager Straße mbH	Dresden	100.0	34	1.2	1.1[3]
3	Bau- und Bodenverwaltungsgesellschaft GbR	Wiesbaden	100.0	17, 4	1.9	–1.4[3]
4	BauBo Bau- und Bodenverwertungs- und -verwaltungsgesellschaft mbH Berlin	Berlin	100.0	17	50.4	0.0[3, 6]
5	BauConsult DV- und Unternehmensberatung Bayern GmbH	München	50.0	37	0.7	0.2
6	BauConsult DV- und Unternehmensberatung Hannover GmbH	Hannover	51.0	37	1.6	0.2
7	BauConsult DV- und Unternehmensberatung Mainz GmbH	Mainz	51.0	37	2.0	–0.1
8	BauConsult DV- und Unternehmensberatung Stuttgart GmbH	Stuttgart	74.0	37	0.6	0.1
9	BauContact Immobilien GmbH	Wiesbaden	100.0	17	22.0	–0.2[3]
10	BauSecura Versicherungsmakler GmbH	Hamburg	51.0	37	1.4	1.3
11	BGB-Gesellschaft Friedrichshain Block-A-Nord	Berlin	100.0	34, 32	–0.8	–0.3[3]
12	BGB-Gesellschaft Friedrichshain Block-A-Süd	Berlin	100.0	34, 32	–7.1	–1.2[3]
13	BGB-Gesellschaft Spindlers Hof Berlin	Berlin	100.0	4, 32, 34	–18.5	–10.4[3]
14	BHG Gesellschaft zur Betreuung von Haus- und Grundbesitz mbH	Bonn	100.0	49	0.0	0.0[6]
15	Conti Bau Gesellschaft mit beschränkter Haftung	Bonn	100.0	49	0.0	0.0[6]
16	DBE Property Holdings Limited	Dublin	100.0	47	0.0	0.0[3]
17	DePfa Bank AG	Berlin	100.0	1	887.4	10.2[3]
18	DePfa Bank Capital Funding LLC	Wilmington	100.0	17	k.A.	k.A.
19	DePfa Bank Capital Funding Trust	Wilmington	100.0	17	k.A.	k.A.
20	DePfa Bau-,Verwaltungs- und Controlling GmbH	Hamburg	100.0	17	1.7	–0.3
21	DePfa Capital Japan K.K.	Tokio	100.0	17, 47	JPY 470.9 m	JPY 339.7 m[3]

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
22	DePfa Finance N.V.	Amsterdam	100.0	1	6.8	5.7[3]
23	DePfa Financial Service Polska Sp.z o.o.	Warschau	100.0	17	PLN 1.8 m	PLN 0.2 m[3]
24	DePfa Financial Service spol sr.o.	Prag	100.0	17	CZK 9.9 m	CZK 8.1 m
25	DePfa Financial Services USA, Inc.	Wilmington	100.0	17	k.A.	k.A.
26	DePfa Funding LLC	Wilmington	100.0	1	220.0	8.2[3]
27	DePfa Funding Trust	Wilmington	100.0	1	0.0	8.2[3]
28	DePfa Holland Funds I Holding I B.V.	Amsterdam	100.0	41	k.A.	k.A.
29	DePfa Hypotheken-Management GmbH	Mannheim	100.0	17	0.6	−5.8
30	DePfa Immobilien Anlagen GmbH	Wiesbaden	100.0	34	0.0	0.0[5]
31	DePfa Immobilien Beteiligungs GmbH	Wiesbaden	100.0	34	0.0	0.0[3]
32	DePfa Immobilien Fonds GmbH	Wiesbaden	60.0	34	0.2	−0.2[3]
33	DePfa Immobilien Fonds GmbH & Co. Dresden-Klotzsche Baufeld C/D KG	Berlin	93.2	17, 32, 34	22.1	−20.0[3]
34	DePfa Immobilien Management AG	Wiesbaden	100.0	17	15.4	0.3[3]
35	DePfa Immobilien Projektentwicklungs GmbH	Wiesbaden	50.0	34	0.0	0.0[3]
36	DePfa Investment Bank Ltd.	Nikosia	60.0	47	240.6	39.4
37	DePfa IT Services AG	Mainz	100.0	17	34.6	21.1
38	DePfa IT Services Italia S.r.l.	Rom	100.0	37, 44	0.9	−0.3
39	DePfa IT Services Polska Sp.z. o.o.	Posen	100.0	37	0.9	−0.3
40	DePfa IT Services UK Ltd.	Coventry	100.0	37	2.0	−0.3
41	DePfa Property Services B.V.	Amsterdam	100.0	1	35.3	−0.3[3]
42	DePfa Property Services Germany B.V.	Amsterdam	70.0	43	0.2	0.1[3]
43	DePfa Property Services International B.V.	Amsterdam	100.0	41	0.0	0.0[3]
44	DePfa Systems GmbH	Mainz	100.0	37	26.5	0.0[6]
45	DePfa UK Ltd.	London	100.0	46	GBP 0.3 m	GBP 0.1 m
46	DePfa USA Inc.	Wilmington	100.0	17	USD 3.0 m	USD 0.1 m[9]
47	DePfa-Bank Europe plc	Dublin	100.0	1	593.4	46.0
48	DePfa-Bank France S.A.	Paris	100.0	17	44.5	5.3
49	Deutsche Bau- und Grundstücks-Aktiengesellschaft	Berlin	94.9	17	9.4	1.5
50	Deutsche Structured Finance GmbH	Frankfurt	100.0	17	9.4	4.2[3]
51	Dresden-Klotzsche Baufeld B GbR	Berlin	99.0	17, 32, 34	−12.1	−9.9[3]
52	Dresden-Klotzsche Baufeld F GbR	Berlin	99.0	17, 32, 34	−7.7	−6.5[3]
53	DSF Beteiligungsgesellschaft mbH	Frankfurt	100.0	50	0.1	0.1[3]
54	Edilbox S.r.l.	Rom	60.0	38	−0.4	−0.5
55	Europark Invest B.V.	Amsterdam	99.8	41	−0.4	−0.5[3]
56	Fijnhaven B.V.	Rotterdam	97.5	41	−3.2	−0.2[3]

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
57	GbR Melchendorfer Straße	Wiesbaden	75.0	30, 35	–1.5	–0.1[3]
58	GbR STADTEINGANG ESCHBORN SÜDOST	Wiesbaden	65.0	34	k.A.	k.A.
59	GEV GmbH	Wiesbaden	100.0	1	80.0	0.0[2, 6]
60	GEV Nr. 1 Grundstückserwerbs- und Verwertungs-Objekt Prager Straße-GmbH	Wiesbaden	100.0	59	–0.2	0.0[2]
61	GEV Nr. 2 Grundstückserwerbs- und Verwertungs-Objekt Richterstraße-GmbH	Wiesbaden	100.0	59	–1.1	0.0[2]
62	GEV Nr. 3 Objekt Augustusplatz-GmbH & Co. KG	Wiesbaden	100.0	59, 34	–27.3	–16.1[2]
63	GEV Nr. 4 Grundstückserwerbs- und Verwertungs-Objekt 4-GmbH	Wiesbaden	100.0	59	–7.5	–2.4[2]
64	Grundstücksgesellschaft Berliner Allee Freiburg mbH	Freiburg	100.0	1	1.0	0.0[3]
65	HATRIUM Grundstücks GmbH & Co. KG	München	100.0	1	0.3	0.0[3, 7]
66	Hotel Schwarzer Bock Wiesbaden Grundstücks-GmbH	Wiesbaden	100.0	59	1.0	0.5
67	Hypotheken-Discount Vermittlungs GmbH	Mannheim	92.9	17	–0.4	–3.5
68	IMMO Consulting S.p.A.	Rom	70.0	17	0.2	0.0
69	L. Street London B.V.	Amsterdam	100.0	41	k.A.	k.A.
70	Mareon AG	Mainz	100.0	37	–2.2	–4.2
71	Objektgesellschaft FFA-Wohnungen Freiburg GbR	Wiesbaden	100.0	34, 32	–1.0	1.5[3]
72	Parkhotel Altenburg GbR	Stuttgart	100.0	17, 4	–3.2	–0.9[3]
73	PREM S.A.S	Orléans	70.0	37	1.0	0.7
74	Real Zweite Grundstücksgesellschaft mbH	Wiesbaden	100.0	17	–0.2	–0.3[2]
75	Rehabilitationsklinik Barby Besitzgesellschaft mbH	Barby	100.0	59	–2.2	0.0[2]
76	Rehabilitationsklinik Buckow Besitzgesellschaft mbH	Buckow	100.0	59	1.9	0.3[2]
77	Rehabilitationsklinik Templin Besitzgesellschaft mbH	Templin	100.0	59	–3.1	0.2[2]
78	Rimo Consulting AG	Bulach	100.0	37	–0.8	–0.2
79	Suhl I GbR	Wiesbaden	100.0	17, 4	–0.3	–0.3[3]
80	Terrain Herzogpark und Partner Erschließungs-GmbH	München	100.0	1, 81	0.8	0.0
81	Terrain-Aktiengesellschaft Herzogpark	München	99.8	4	1.6	0.6
82	Terrain-Verwaltungs-GmbH Herzogpark	München	100.0	81	0.1	0.0[6]
83	ZMP Zentral Messepalast Entwicklungs GbR	Leipzig	100.0	17, 4	–37.9	–18.9[3]

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
	II. Non consolidated subsidiaries					
84	ABG Allgemeine Beteiligungsgesellschaft für Gewerbeimmobilien mbH & Co. Objekt BBW KG	Mainz	90.0	1, 59	4.7	11.7[3]
85	ABG Allgemeine Beteiligungsgesellschaft für Gewerbeimmobilien mbH & Co. Objekt Millerntor KG	Hamburg	75.0	59	27.0	−10.2[3]
86	ASPARA EOOD	Sofia	100.0	36	k.A.	k.A.
87	Barnimer Grundstücksgesellschaft mbH	Frankfurt	100.0	4	0.0	0.0
88	Barnimer Grundstücksgesellschaft mbH & Co. Erste KG	München	100.0	4, 82	0.0	−0.1
89	Barnimer Grundstücksgesellschaft mbH & Co. Zweite KG	München	100.0	4, 82	0.0	−0.3
90	BauBo-Immobilien Projekt GmbH	Frankfurt	100.0	4	0.0	0.0
91	BGB-Gesellschaft Friedrichshain Block-B-Nord	Berlin	100.0	34, 32	2.3	0.0[3]
92	BGB-Gesellschaft Friedrichshain Block-B-Süd	Berlin	100.0	34, 32	2.0	0.0[3]
93	BGB-Gesellschaft Friedrichshain Block-E-Nord	Berlin	100.0	34, 32	1.8	−0.1[3]
94	BGB-Gesellschaft Friedrichshain Block-E-Süd	Berlin	100.0	34, 32	2.9	−0.1[3]
95	BGB-Gesellschaft Friedrichshain Block-G-Nord	Berlin	100.0	34, 32	−1.1	2.5[3]
96	BGB-Gesellschaft Friedrichshain Block-G-Süd (1)	Berlin	100.0	34, 32	−0.8	0.1[3]
97	BGB-Gesellschaft Friedrichshain Block-G-Süd (2)	Berlin	100.0	34, 32	0.6	0.0[3]
98	Centimanen Vastgoed B.V.	Rotterdam	100.0	4	k.A.	k.A.
99	Chariton Vastgoed B.V.	Velp	100.0	4	−0.6	0.0[2]
100	Delphi Vastgoed B.V.	Velp	100.0	4	−0.9	−0.6[2]
101	Delphi Vastgoed B.V.-Meteora Vastgoed B.V. GbR	Frankfurt	100.0	100, 148	1.6	−0.7[2]
102	DePfa Asset Management Romania S.A.	Bukarest	87.5	36	ROL 74.2 m	ROL −83.8 m
103	DePfa Banking IT-Systems GmbH & Co. KG	Wiesbaden	100.0	1	0.1	0.0
104	DePfa Europa Fonds Zweite Verwaltungs GmbH	Wiesbaden	100.0	41	k.A.	k.A.
105	DePfa Partecipazioni S.p.A.	Rom	100.0	17, 1	6.6	0.1[3]
106	DePfa Participations France S.A.R.L.	Paris	100.0	1	1.7	0.1[3]
107	DePfa PR Consulting GmbH	Wiesbaden	100.0	1	0.1	0.0
108	DePfa Property Services GmbH	Wiesbaden	100.0	41	k.A.	k.A.
109	DePfa Property Services S.r.l.	Mailand	100.0	41, 43	k.A.	k.A.
110	DePfa Securities Romania S.A.	Bukarest	87.8	36	ROL 1,223.9 m	ROL 314.4 m
111	Deutsche Aircraft Leasing GmbH	Frankfurt	100.0	50	0.0	0.0[3]
112	Deutsche Structured Finance GmbH & Co. Ataier KG	Frankfurt	100.0	50	0.8	0.8[3]

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
113	Deutsche Structured Finance GmbH & Co. Denebola KG	Frankfurt	100.0	50	0.0	0.0
114	Deutsche Structured Finance GmbH & Co. Io KG	Frankfurt	100.0	115	k.A.	k.A.
115	Deutsche Structured Finance GmbH & Co. Phönix KG	Frankfurt	100.0	50	–1.6	–1.6[2]
116	Deutsche Structured Finance GmbH & Co. Skorpion KG	Frankfurt	100.0	50	0.8	0.8[3]
117	Deutsche Structured Finance GmbH & Co. Titan KG	Frankfurt	100.0	50	k.A.	k.A.
118	Deutsche Wohnstätten-Hypothekenbank Aktiengesellschaft	Berlin-Wiesbaden	100.0	1	0.0	0.0[3]
119	DP Consult S.A.	Buenos Aires	100.0	46	k.A.	k.A.
120	DSF Immobilienverwaltung GmbH	Frankfurt	100.0	50	k.A.	k.A.
121	DSF Verwaltungsgesellschaft mbH	Frankfurt	100.0	50	0.0	0.0[3]
122	DSF Zweite Verwaltungsgesellschaft mbH	Frankfurt	100.0	50	k.A.	k.A.
123	Fachklinik Lenggries für Neurologie und Physikalisch-rehabilitative Medizin GmbH	Lenggries	100.0	17	–1.3	0.1[3]
124	GbR Wienerplatz MK 4 Dresden	Wiesbaden	100.0	34, 31	0.0	0.0[3]
125	GbR Wienerplatz MK 5 Dresden	Wiesbaden	100.0	34, 31	k.A.	k.A.
126	GbR Wienerplatz MK 6 W 1 Dresden	Wiesbaden	100.0	34, 31	k.A.	k.A.
127	GbR Wienerplatz MK 6 W 2 Dresden	Wiesbaden	100.0	34, 31	k.A.	k.A.
128	GbR Wienerplatz MK 6 W 3 Dresden	Wiesbaden	100.0	34, 31	k.A.	k.A.
129	GbR Wienerplatz MK 6 W 4 Dresden	Wiesbaden	100.0	34, 31	k.A.	k.A.
130	GbR Wienerplatz MK 6 W 5 Dresden	Wiesbaden	100.0	34, 31	k.A.	k.A.
131	GEV Nr. 5 Grundstückserwerbs- und Verwertungs-Objekt 5-GmbH	Wiesbaden	100.0	59	0.0	0.0
132	Hamburg Invest B.V.	Amsterdam	99.8	41	–1.7	–0.2[2]
133	Hamburg Invest I B.V.	Amsterdam	99.8	41	–2.4	–0.6[2]
134	HATRIUM Grundstücks-Beteiligungs GmbH	München	100.0	1	0.0	0.0[3]
135	HM DePfa-Service GmbH	Wiesbaden	100.0	29	k.A.	k.A.
136	Hotel Schwarzer Bock Wiesbaden Betriebs-GmbH	Wiesbaden	100.0	59	–7.1	0.0[3]
137	Immobiliare Emor Office S.r.l.	Rom	100.0	41, 109	k.A.	k.A.
138	Immobiliare Emor Shopping S.r.l.	Rom	100.0	41, 109	k.A.	k.A.
139	Immobiliare Nalim Office S.r.l.	Rom	100.0	41, 109	k.A.	k.A.
140	Immobiliare Nalim Shopping S.r.l.	Rom	100.0	41, 109	k.A.	k.A.
141	InfraLease Leasinggesellschaft für Infrastruktureinrichtungen mbH	Wiesbaden	100.0	17	5.2	0.2[3]
142	IV Beteiligungsgesellschaft für Immobilieninvestitionen mbH	Frankfurt	100.0	41	0.0	0.0

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
143	IV Gesellschaft für Immobilieninvestitionen GmbH & Co. KG	Wiesbaden	100.0	41	0.1	0.0
144	IVC Immobilienverwaltungs- und Controlling GmbH	Hamburg	100.0	20	0.0	0.0[6)]
145	Klinik am Park Bad Bertrich GmbH[1)]	Bad Bertrich	10.0	1	-2.5	-0.8[3)]
146	Lucascribe Participations SARL	Paris	100.0	48	-0.2	0.0
147	Monceau Belgique S.A.	Brüssel	100.0	41, 43	k.A.	k.A.
148	Meteora Vastgoed B.V.	Velp	100.0	4	-0.3	-0.1[2)]
149	PAGON Beteiligungsgesellschaft mbH	Wiesbaden	75.0	59	0.0	0.0[3)]
150	Participation Fünfte Beteiligungs AG	Wiesbaden	100.0	17	0.0	0.0
151	Participation Sechste Beteiligungs AG	Wiesbaden	100.0	17	0.0	0.0
152	Participation Siebte Beteiligungs AG	Wiesbaden	100.0	17	0.0	0.0
153	Participation Vierte Beteiligungs AG	Wiesbaden	100.0	17	0.0	0.0
154	Real Achte Grundstücksgesellschaft mbH	Wiesbaden	100.0	1	0.0	0.0
155	Real Erste Grundstücksgesellschaft mbH	Frankfurt	100.0	17	0.0	0.0
156	Real Fünfte Grundstücksgesellschaft mbH	Wiesbaden	100.0	17	0.0	0.0
157	Real Neunte Grundstücksgesellschaft mbH	Wiesbaden	100.0	17	0.0	0.0
158	Real Siebte Grundstücksgesellschaft mbH	Wiesbaden	100.0	17	0.0	0.0
159	Regenerative Energien Verwaltungsgesellschaft Nummer Eins mbH	Frankfurt	100.0	50	k.A.	k.A.
160	Regenerative Energien Verwaltungsgesellschaft Nummer Drei mbH	Frankfurt	100.0	50	k.A.	k.A.
161	Rehabilitationsklinik Elbe-Saale GmbH	Barby	100.0	1	-3.1	-0.7[3)]
162	Rehabilitationsklinik Märkische Schweiz GmbH	Buckow	100.0	1	-2.5	-0.3[3)]
163	Rehabilitationsklinik Uckermark GmbH	Templin	100.0	1	-4.4	-1.1[3)]
164	Sarah-Monceau S.A.S.	Paris	100.0	41	1.1	-0.3[3)]
165	Svea Property (Nederland) VI B.V.	Amsterdam	99.8	41	-0.5	-0.2[2)]
166	TAUTON Beteiligungsgesellschaft mbH	Wiesbaden	90.0	59	0.0	0.0[3)]
167	Tower Plaza Limited	London	100.0	48, 41	GBP 0.0 m	GBP 0.0 m[3)]
168	Verwaltung DePfa Euro-Immobilienfonds 1 GmbH	Hamburg	100.0	17	0.0	0.0
169	WP Wohnpark Immobilien GmbH	Wiesbaden	100.0	17	k.A.	k.A.

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
	III. Associates					
	III. 1 Associated valued "at equity"					
170	Bürozentrum Parkstadt München-Schwabing KG	München	33.3	17	12.7	−0.1[3)]
171	Friedrich-Ebert-Allee Bonn GbR	Bochum	25.0	34	96.6	12.7
172	Immobilien Scout GmbH	Berlin	30.2	9	0.5	−6.4[2)]
173	Westhafen-Gelände Frankfurt am Main GbR	Frankfurt	25.0	34	4.0	0.1[3)]
	III.2 Associates					
174	ABFKO Beteiligungsgesellschaft mbH	Frankfurt	38.0	1, 17	0.1	0.0[3)]
175	B & P / DSF Windpark GbR	Frankfurt	50.0	50	5.8	3.2
176	BGB-Gesellschaft Wohnpark Stralau VI	Berlin	42.4	30	0.1	0.1[3)]
177	BioTechPark Charlottenburg GmbH & Co. KG	Berlin	50.0	113	k.A.	k.A.
178	BioTechPark Charlottenburg Management GmbH	Berlin	25.0	120	k.A.	k.A.
179	BioTechPark Charlottenburg Verwaltung GmbH	Berlin	50.0	121	k.A.	k.A.
180	BOUYGUES Immobilien – DEPFA Bank Objekt Main Triangel GmbH	Frankfurt	50.0	17	8.8	−0.7
181	DePfa Europa Fonds Zweite GmbH & Co. KG	Wiesbaden	50.0	108, 104	k.A.	k.A.
182	Deutsche Interhotel Holding GmbH & Co. KG	Berlin	36.9	4, 59	91.2	−52.8[3)]
183	Deutsche Interhotel Verwaltungs GmbH	Berlin	36.8	4, 59	0.0	0.0[3)]
184	EUROPA-Forum II Gesellschaft für Immobilienentwicklung mbH	Grünwald	33.3	9	0.4	0.0[3)]
185	Grundstücksgesellschaft Heidenkampsweg 74–76 GmbH & Co. KG	Hamburg	49.0	17	k.A.	k.A.
186	GWE Gesellschaft für Wohnen im Eigentum AG	Stuttgart	30.0	17	0.0	−1.5
187	Innovative Banking Solutions AG	Wiesbaden	49.0	17	1.5	−0.1[6)]
188	RusBauTec	Moskau	80.0	44	RUR 0.0 m	RUR −0.1 m[4)]
189	RusKomBauConsult GmbH	Moskau	50.0	37	RUR −10.8 m	RUR −5.9 m[4)]
190	SCI rue de Genéve	Bobigny	50.0	146	0.0	0.0
191	SEMU Beteiligungsgesellschaft mbH	Frankfurt	33.0	4	3.9	0.3[3)]
192	Stadtentwicklungsgesellschaft Weimar mbH	Weimar	50.0	49	0.1	0.0
193	Treu Verwaltungsgesellschaft mbH	Bad Salzungen	49.0	17	0.0	0.0
194	Treu Verwaltungsgesellschaft mbH Heimstatt & Co.KG	Bad Salzungen	49.0	17	0.0	0.0

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
195	Westhafen Haus GmbH & Co. Projektentwicklungs KG	Frankfurt	25.0	34	0.7	1.0
196	Windpark Ahlerstedt Verwaltungs-gesellschaft mbH	Frankfurt	20.0	50	0.0	0.0
197	Windpark Borsum Verwaltungs-gesellschaft mbH	Frankfurt	20.0	50	0.0	0.0
198	Windpark Rhede Verwaltungs-gesellschaft mbH	Frankfurt	20.0	50	k.A.	k.A.

[1] Affiliated company in accordance with § 290 para. 2 no. 1 German Commercial Code

[2] Preliminary results for 2001

[3] 2000 results

[4] 1999 results

[5] 1998 results

[6] Profit transfer agreement

[7] Loss-sharing agreement

[8] Result under 31.03.2001

[9] Result under US-GAAP

N.D. – No details

(J) Auditors' Report

Following the final result of our audit we provided the consolidated financial statements releasing the group companies from presenting individual financial statements and the Group Management Report of DePfa Deutsche Pfandbriefbank AG with the following unqualified audit opinion pursuant to section 292a German Commercial Code (HGB) for the financial year starting on 1 January 2001 to 31 December 2001:

"Auditors' Report

We have audited the Group accounts of DePfa Deutsche Pfandbriefbank AG, Wiesbaden, comprising the balance sheet, profit and loss account, statement of changes in shareholders' equity, cash flow statement and Notes to the accounts for the financial year from 1 January to 31 December 2001. The content and preparation of the consolidated financial statements are the responsibility of the company's Management Board. Our responsibility is to express an opinion on whether the Group accounts comply with the United States Generally Accepted Accounting Principles (US-GAAP) based on our audit.

We conducted our audit of the Group accounts in accordance with the German accounting standards and in accordance with the principles of proper auditing stipulated by the German Institute of Accountants (IDW) as well as in accordance with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The audit planning takes account of knowledge of the Group's business activity as well as its economic and legal environment and the anticipated margin of error. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the annual accounts of the companies included in the Group accounts, the scope of consolidation, the accounting principles used and significant estimates made by the Management Board as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

With due regard to US-GAAP, in our opinion, the consolidated financial statements give a true and fair view of the Group's assets, liabilities, financial position and profit or loss and of the cash flows in the financial year.

No objections were to be raised as a result of our audit, which also extended to the Group's Management Report for the financial year from January 1 to December 31, 2001. In our opinion, the Group's Management Report as a whole provides an accurate picture of the position of the Group and accurately conveys the risks inherent in future development. Furthermore, we confirm that the consolidated financial statements and the Group's Management Report for the financial year from January 1 to December 31, 2001 meet the requirements to release the Company from presenting consolidated financial statements and a Group Management Report in accordance with German law. We reviewed the question whether Group accounting complies with the 7th EU Directive and the Bank Accounting Directive, and thus releases the company from presenting consolidated financial statements in accordance with the provisions of the German Commercial Code, on the basis of the interpretation of the Directive as per DRS 1 of the German Accounting Standards Committee."

Frankfurt/Main, 12 April 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rausch	ppa. Hinz
Wirtschaftsprüfer (German Chartered Accountant)	Wirtschaftsprüfer (German Chartered Accountant)

Report of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG Wiesbaden

During the year under review, the Supervisory Board continually monitored the management of the bank. The Supervisory Board was kept informed by the Management Board, both orally and in writing, regarding the company's business development and its overall situation, as well as on the business policies contemplated by the Management Board, on corporate planning issues as well as on significant transactions. The Supervisory Board also dealt with issues that required its approval, pursuant to applicable statutes or the company's Articles of Association.

Over the past year, the Supervisory Board and its committees thoroughly reviewed the concept of splitting DePfa Group's Public Finance and Property activities in particular. The Supervisory Board discussed in detail the realignment of the future independent banks as a prerequisite for the further optimisation of growth opportunities in both business segments with the Management Board. The Extraordinary General Meeting held on 15 October 2001 approved, with a large majority, the proposal submitted by the Management Board and the Supervisory Board to split the Group.

A total of 33 meetings of the Supervisory Board, the Committees set up from among its members, the Executive Committee *(Präsidialausschuss)*, the Accounts and Audit Committee *(Bilanz- und Prüfungsausschuss)*, the Human Resources Committee *(Personalausschuss)*, the Credit and Market Risk Committee *(Ausschuss für Kredit- und Marktrisiken)*, the Emergency Committee *(Eilausschuss)* and the Capital Adjustment Committee *(Kapitalmaßnahmenausschuss)* took place. Discussions held during the course of five Supervisory Board meetings also dealt with business policy and corporate planning issues. The Executive Committee advises the Supervisory Board and prepares its resolutions. Furthermore, the Executive Committee assesses the internal condition of the Group with regard to its operative strength, efficiency and potential to reach its set objectives, regularly reviews corporate governance principles, and receives the Management Board's report on the results obtained during audits. During its eight sessions, the Executive Committee particularly discussed fundamental personnel policy issues within the DePfa Group, and the strategy and planning submitted by the Supervisory Board for the DePfa Group and its business segments. The Accounts and Audit Committee convened five times; in addition to accounting issues, it discussed the preparation and execution of the audit to be conducted for the company and the Group. In particular, this Committee is charged with the analysis of the audit reports submitted by external auditors and is required to report its findings on these audit reports with regard to the future development of the Group to the Supervisory Board. The Committee analysed these reports in detail, and discussed the reasonability of valuations (in particular with respect to provisions) with the external auditors. The Human Resources Committee, which among other things prepares the Supervisory Board's staff decisions and decides on the approval for the granting of loans to members of the company's executive bodies and other transactions between members of the company's executive bodies and the company or its Group subsidiaries, held a total of eight meetings. The Credit and Market Risk Committee convened five times and dealt with the granting of loans requiring approval. The Committee also noted any loans subject to reporting requirements and any other issues requiring the Supervisory Board's approval pursuant to applicable statutes or the company's Articles of Association, such as the acquisition of shareholdings. The Emergency Committee met once and, in urgent cases, also dealt in writing with loans requiring approval. The Capital Adjustment Committee, which deliberates on the implementation of capital adjustments, also met once. If and when required, these Committees also made decisions in writing.

The bank's Financial Statements as at 31 December 2001, together with the accounting records and the Management Report, as well as the Consolidated Financial Statements and the Group Management Report, have been examined and certified without qualification by PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, the external auditors appointed by the Supervisory Board. The corresponding reports prepared by the auditors were made available to all members of the Supervisory Board. The results of the audit were fully endorsed by the Supervisory Board.

The Supervisory Board has examined the Financial Statements, the Management Report, the proposal of the Management Board for the appropriation of net profit, as well as the Consolidated Financial Statements and the Group Management Report, and discussed these in the presence of the auditor. Having completed the examination, no objections were raised by the Supervisory Board. The Supervisory Board reviewed the options exercised in connection with the Financial Statements and identified in the Notes. Within the scope of its duties of monitoring the management of the company, the Supervisory Board has not become aware of any risks that have not been appropriately accounted for in the Financial Statements. The Supervisory Board has endorsed the assessments made by the Management Board in preparing the Management Report. The Supervisory Board has approved the Financial Statements, which are thus confirmed, and has endorsed the proposal for the appropriation of net profit as submitted by the Management Board. The Supervisory Board duly noted and approved the Consolidated Financial Statements.

Dr. Peter Lammerskitten retired from his office as member of the Management Board at the close of the Annual General Meeting held on 20 June 2001 and was elected as a member of the Supervisory Board. The Supervisory Board would like to thank Dr. Lammerskitten for his commitment and services to the bank, and the trusting cooperation within the Management Board.

Mr Jürgen Karcher was appointed a member of the bank's Management Board with effect from 1 June 2001. Dr. Reinhard Grzesik was appointed a member of the Management Board with effect from 1 December 2001.

Mr Jürgen Steinert retired from his office as President of GDW Bundesverband deutscher Wohnungsunternehmen e.V. and therefore vacated his seat as member of the Supervisory Board, effective 28 February 2001. The Supervisory Board has expressed its thanks and appreciation to Mr Steinert for the many years of trusting cooperation.

The term of office of all other members of the Supervisory Board ended at the close of the Annual General Meeting on 20 June 2001. The Annual General Meeting re-elected Messrs Christian Graf von Bassewitz, Dr. Richard Brantner, Wolfgang Fauter, Erwin Flieger, Dr. Friedrich-Adolf Jahn, Dr. Thilo Köpfler, Jacques Lebhar, Dr. Rolf Schmid, Jürgen Strauß, Professor Dr. Dr. h.c.mult. Hans Tietmeyer and Dr. Jürgen Westphal, and elected Messrs Dr. Peter Lammerskitten and Hans W. Reich as a new members representing the shareholders on the Supervisory Board.

Messrs York-Detlef Bülow, Siegfried Just, Dieter Kirsch, Hans-Georg Poetsch, Rudi Ditmar Runkel, Rainer Ulm and Reiner Wahl were elected as employee representatives.

In its inaugural meeting following the Annual General Meeting, the Supervisory Board elected Dr. Jürgen Westphal as its Chairman. Messrs Graf von Bassewitz and York-Detlef Bülow were appointed Deputy Chairmen.

The Supervisory Board thanks those members who retired from the Supervisory Board for the many years of trusting cooperation.

Wiesbaden, May 2002

The Supervisory Board

Dr. Jürgen Westphal
(Chairman)

Glossary

Asset pool
Properties or participations in special purpose companies which are intended to be sold in the short term were included in a separate portfolio.

Capital lease
If all the risks and rewards which arise from ownership of an asset are transferred to the lessee, the lease is a capital lease.

Equity method
This valuation method is used for equity interests in companies where significant influence can be exerted on its business policy (associates). Under the equity method, the pro rata net income or loss for the year of the company is included in the book value of the equity interest. Distributions reduce the book value by the pro rata amount.

Fair value
The fair value of a financial instrument is the amount for which the instrument could be exchanged between different market players in a liquid market. The fair value as a general rule corresponds to the market value or quoted price. If such value is not available, it shall be determined on the basis of suitable mathematical valuation methods.

Foreclosed assets
A foreclosed asset is an asset acquired to collateralise a loan and which is intended to be sold in the short term. Foreclosed assets within Depfa Group generally consist of land or buildings.

General loan loss provision
The general loan loss provision (general charges) is used to provide for losses inherent in the current loan portfolio, which have not yet been identified and for which no specific charge has been set up.

Goodwill, badwill
Goodwill or badwill results from the positive or negative difference between the costs of acquiring the company in whole or in part and the fair value of receivables and assets attributable to the purchaser on the date of acquisition.

Hedge accounting
In the event that exposures to interest rate, credit, currency or other risks from transactions are neutralised through the allocation of suitable hedge transactions (hedge), US-GAAP provides for simplified accounting and valuation methods under certain circumstances so that the hedge relationship will be reflected in the balance sheet as a single valuation unit.

Within the scope of hedge accounting fair value hedges (hedge of market values) are distinguished from cash flow hedges (hedge of future uncertain cash flows).

Hybrid capital
Hybrid capital comprises capital components which, although from an economic and regulatory view can be viewed as shareholders' equity, are not reported as shareholders' equity in the balance sheet.

Operating lease

Transactions regarding assets, where all material risks and rewards remain with the lessor.

Other comprehensive income

Other comprehensive income is a component of shareholders' equity in which valuation changes not affecting net income are recorded.

Projected unit credit method

This is the only method permitted under US-GAAP for valuing pension commitments. For benefit-related commitments, the system is based on the projected benefit obligation (PBO), i.e. the net present value of the committed pension benefits to all current and future beneficiaries as at the balance sheet date. If the future development of salaries has an influence on pension benefits this will be factored in. Further components in the determination are service cost, settlement rate and other influencing factors.

Purchase accounting

Purchase accounting, the acquisition method of capital consolidation, can lead to goodwill being capitalised or badwill being carried as a liability when companies are acquired.

Securities available for sale

Equities and debt securities, which are neither to be held to maturity nor used in the trading portfolio, are classified as available for sale. They are carried at fair value without affecting net income.

Securities held to maturity

Securities which the reporting company is able and intends to hold in its portfolio until final maturity are classified as held to maturity securities.

Temporary concept

Under US-GAAP, deferred taxes must be set aside for all temporary differences resulting from the difference between tax value and book value of an asset or liability, which could in future lead to a reduction of or increase in taxable profit.

Trading assets/liabilities

Assets and liabilities which under US-GAAP are reported and valued as trading portfolio. With regard to derivatives, these reflect all transactions which are not eligible for hedge accounting, irrespective of their risk reducing effect. Negative market values for derivatives are to be reported on the liabilities side.

DePfa Group

DePfa Deutsche Pfandbriefbank AG
Paulinenstraße 15 · D-65189 Wiesbaden
www.depfa.com

Aareal Bank

Aareal Bank AG
Paulinenstraße 15 · D-65189 Wiesbaden
Phone +49 611 348-3009 · Fax +49 611 348-2548
aareal@aareal-bank.com · www.aareal-bank.com

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5 · D-60322 Frankfurt
Phone +49 69 50 06-0 · Fax +49 69 50 06-1331
info@depfa.com · www.depfa.com

DEPFA BANK

DePfa Deutsche Pfandbriefbank AG

German Securities ID No. (WKN) 804 700

Notice to Shareholders

Dear Shareholders,
to invitation to our

Annual General Meeting
to be held on Wednesday, 19 June 2002, at 10:30 a.m.,
at the "Kurhaus", Kurhausplatz, 65189 Wiesbaden,

was published in the Bundesanzeiger (Federal Gazette) No. 84 on 7 May 2002.
Notice of the meeting and the following explanatory notes are hereby given again.

AGENDA

1. **Presentation of the approved annual financial statements and the consolidated financial statements, the Company's management report and the Group management report as well as report of the Supervisory Board for the 2001 financial year.**

2. **Appropriation of net profit**
   Both the Management Board and the Supervisory Board propose that the net profit of the 2001 financial year in the amount € 720 million be used to pay a dividend of € 20.00 per unit share.
   This dividend includes a special distribution in the amount of € 711 million (= € 19.75 per unit share).

3. **Formal approval of the Management Board for the 2001 financial year**
   The Management and Supervisory Boards propose that formal approval be granted for the members of the Management Board for the 2001 financial year.

4. **Formal approval of the Supervisory Board for the 2001 financial year**
   The Management and Supervisory Boards propose that formal approval be granted for the members of the Supervisory Board for the 2001 financial year.

5. **Appointment of external auditors**
   The Supervisory Board proposes that auditors PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, be appointed as the auditors for financial year 2002.

6. **Authorisation of the Management Board to issue profit-participation certificates**
   The Supervisory and Management Boards propose the following resolutions:
   The Management Board be authorised to issue by 18 June 2007, on one or more occasions, profit-participation certificates (with a lifetime not exceeding 25 years), up to a maximum nominal value of € 500 million or the corresponding equivalent in another currency that is legal tender. The profit-participation certificates shall be of such a nature as to comply with the requirements of the German Banking Act ("Kreditwesengesetz"), which permit the capital paid-in for the purpose of granting profit-participation certificates to be included under liable capital.

   The Management Board be authorised to exclude any fractional amounts (resulting from the specific subscription ratio) from shareholders' pre-emptive rights.

Furthermore, the Management Board be authorised to entirely exclude all shareholders' pre-emptive rights. However, this authorisation may only be exercised where the profit-participation certificates have the characteristics of a debenture, i.e. if they do not constitute any membership rights nor any subscription or conversion rights to the bank's shares, do not grant any entitlement to the liquidation proceeds and if the amount of the distribution is not based on the amount of the net income, net profit or dividend. Moreover, in this case, both the amount distributed and the issue price of the profit-participation certificates must reflect the prevailing market conditions for comparable borrowings at the time of issuance.
The Management Board be authorised to determine any further specifications with regard to the issue and its features, i.e. in particular regarding time of issuance, dividend rights, issue price and lifetime.

7. **Resolution on the authorisation of the Management Board to increase the share capital pursuant to sections 202 et seq. of the German Stock Corporation Act (Aktiengesetz, "AktG") (authorised capital) and to amend the Memorandum and Articles of Association**
In accordance with the resolutions adopted by the General Meeting on 25 June 1997, the Management Board was authorised (subject to approval by the Supervisory Board)
- to increase the share capital, on one or more occasions, by a nominal value of DM 25,000,000 (€ 12,782,297.03) (authorised capital I);
- to increase the Company's share capital, on one or more occasions, by issuing new bearer shares for a contribution in cash for a total amount not exceeding a nominal value of DM 25,000,000 (€ 12,782,297.03) (authorised capital II) and to decide in this context on the exclusion of shareholders' pre-emptive rights under certain specified conditions; and
- to increase the Company's share capital, on one or more occasions, by way of a contribution in cash or in kind by a total nominal value of DM 40,000,000 (€ 20,451,675.25), if necessary excluding shareholders' statutory pre-emptive rights.

All of these provisions on all authorised capital be revoked, and a new uniform body of capital be created.
The Supervisory and Management Boards therefore propose the following resolutions:

a) The authorisations of the Management Board contained in Article 4 paragraphs 4, 5 and 6 of the Memorandum and Articles of Association to increase, on one or more occasions, the share capital by up to a total amount of € 46,016,269.31 by issuance of new bearer shares, subject to the approval by the Supervisory Board, be revoked.
b) The Management Board be authorised to increase, on one or more occasions, the Company's share capital by up to a maximum total amount of € 54 million (authorised capital) by issuance of new bearer shares subject to the approval of the Supervisory Board. This authority will expire on 18 June 2007.
Subject to approval by the Supervisory Board, the Management Board may determine the rights associated with such shares and all other details regarding said capital increase and its execution.
c) The existing paragraphs 4, 5 and 6 of Article 4 of the Memorandum and Articles of Association be revoked and the following paragraph be inserted in their stead:
"The Management Board shall be authorised to increase, on one or more occasions, the Company's share capital by up to a maximum total amount of € 54 million (authorised capital) by issuance of new bearer shares for contribution in cash, subject to the approval of the Supervisory Board. This authority will expire on 18 June 2007."

8. **Variable remuneration of the Supervisory Board for the 2001 financial year**
Pursuant to Article 13 of the Memorandum and Articles of Association, the variable remuneration of the Supervisory Board members is € 511.29 per € 0.05 dividend per share, provided that said dividends exceed € 0.15 per unit share.
Due to the special circumstances of the restructuring, this year the bank carries out a special distribution. It should therefore be understood that this special distribution is not included in the basis of the Supervisory Board's remuneration. As the Supervisory Board fulfilled the function of a governing body of a group parent company during 2001, it is appropriate to use the distribution made by the Group parent company DEPFA Bank plc, Dublin, in the amount of € 1.20 per share, as the basis for the Supervisory Board's variable remuneration.
The Supervisory and Management Boards therefore propose the following resolution:

In 2002, the variable remuneration of the Supervisory Board members for the 2001 financial year be calculated on the basis of a dividend of € 1.20 per unit share.

9. **Relocation of the Company's registered office**

The mortgage credit bank (Pfandbriefbank) will relocate its registered office to Frankfurt/Main.

The Supervisory and Management Boards propose the following resolutions:

a) The Company's registered office be relocated to Frankfurt/Main.

b) Article 1 sentence 2 of the Memorandum and Articles of Association be amended to read as follows:
"Its registered office is in Frankfurt/Main."

c) The Management Board be instructed to submit the registration of said relocation, and the associated amendments of the Memorandum and Articles of Association, with the Commercial Register (Handelsregister) only once the other resolutions for amendment of the Memorandum and Articles of Association made by the present Annual General Meeting, as per agenda items 7 and 10, have been registered with the Commercial Register.

10. **Further amendments of the Memorandum and Articles of Association**

In future, the actual name component of the Company name (which was until now "DePfa") shall be spelled in capital letters. Moreover, size and remuneration of the Supervisory Board shall be adapted to correspond with the new role of the Company.

The Supervisory and Management Boards propose the following resolutions:

a) The name of the Company be changed to DEPFA Deutsche Pfandbriefbank AG.
Article 1 sentence 1 of the Memorandum and Articles of Association be amended to read as follows:
The Company shall use the name
„DEPFA Deutsche Pfandbriefbank AG".

b) The number of Supervisory Board members be reduced from the current number of 21 to only 6.
Article 8 of the Memorandum and Articles of Association be amended to read as follows:
"The Supervisory Board shall consist of six members."

c) The provisions stipulating the remuneration of the Supervisory Board be amended.
Article 13 of the Memorandum and Articles of Association be amended to read as follows:
"The members of the Supervisory Board shall receive remuneration in the amount of € 500 p.a. in addition to the reimbursement of their expenses."

d) The deposit period pursuant to Article 15 paragraph 2 of the Memorandum and Articles of Association be amended to correspond with applicable company law.
Article 15 paragraph 2 be amended to read as follows:
"Only those shareholders, who have deposited their shares no later than by the seventh day prior to the date of the Annual General Meeting either with the Company, a notary public, a securities depository, or with another agency specified in the invitation, until the close of the Annual General Meeting, shall be entitled to participate in the Annual General Meeting, and to exercise their voting rights. Where the seventh day prior to the date of the Annual General Meeting falls on a Sunday, a public holiday or a Saturday at the place of the Company's registered office, the calculation of the seven-day period will include the following working day."

11. **Elections to the Supervisory Board**

a) Messrs Dr. Westphal, Graf von Bassewitz, Dr. Brantner, Fauter, Flieger, Freitag, Dr. Jahn, Dr. Köpfler, Dr. Lammerskitten, Lebhar, Reich, Dr. Schmid, Strauß and Prof. Dr. Dr. h.c. Tietmeyer retired from their office as members of the Supervisory Board, effective from the close of the Annual General Meeting.
It is intended to primarily appoint DePfa Group staff as shareholder representatives to the Supervisory Board. As it has not yet been decided precisely when the reduction in the Supervisory Board's size proposed under 10.b) will, in fact, be implemented, 14 shareholder representatives shall once again be appointed for now.
The Supervisory Board proposes the election of Messrs

1. **Dr. Matthias Achilles, Wiesbaden/Dublin**
DEPFA Group, Group Strategy
2. **Gerhard Bruckermann, London**
Currently Speaker of the Management Board of DEPFA Deutsche Pfandbriefbank AG
3. **Dermot Cahillane, Dublin**
Member of the Board of Directors of DEPFA Bank plc
4. **Fulvio Dobrich, New York**
Designated Member of the Board of Directors of DEPFA Bank plc
5. **Dr. Reinhard Grzesik, Eschborn/Dublin**
Currently Member of the Management Board of DEPFA Deutsche Pfandbriefbank AG
6. **Willie Holohan, Dublin**
DEPFA Group, International Tax Department

7. **James Hyde, London/Dublin**
   Designated Member of the Board of Directors of DEPFA Bank plc
8. **Jürgen Karcher, Oberursel**
   Currently Member of the Management Board of DEPFA Deutsche Pfandbriefbank AG
9. **Noel Kavanagh, Dublin**
   Company Secretary of DePfa-Bank Europe plc
10. **Dr. Thomas M. Kolbeck, Wiesbaden**
    Currently Member of the Management Board of DEPFA Deutsche Pfandbriefbank AG
11. **Paul Leatherdale, Dublin**
    DEPFA Group, Special Finance Unit
12. **Nicholas Pheifer, Dublin**
    DEPFA Group, Legal Department
13. **Volker Rapp, Wiesbaden/Dublin**
    DEPFA Group, Group Strategy
14. **Noel Reynolds, Dublin**
    DEPFA Group, Financial Control Department

to the Supervisory Board for a period until the close of the next Annual General Meeting that resolves on the formal approval for the 2005 financial year.
In accordance with sections 96 (1), 101 (1) of the AktG, section 76 of the German Works Council Constitution Act of 1952 (Betriebsverfassungsgesetz 1952, "BetrVG") and Article 8 of the Memorandum and Articles of Association, the Supervisory Board shall consist of 14 members to be elected by the Annual General Meeting and seven members to be elected by staff. The Annual General Meeting is not bound by nominations.

b) For the proper implementation of the reduction of the Company's Supervisory Board, proceedings for the determination of the Supervisory Board's composition shall be initiated following the registration of the amendment to Article 8 of the Memorandum and Articles of Association resulting in a reduction of the Supervisory Board. Where, following the announcement of the Supervisory Board's composition pursuant to section 97 (1) of the AktG, no application is filed with the competent court in accordance with section 97 (2) sentence 1 of the AktG within a period of one month, the appointment of the existing Supervisory Board members shall lapse at the latest upon expiry of six months, provided that no Annual General Meeting takes place within this six-month period, re-electing the Supervisory Board. Where an application is filed with the court in accordance with section 98 (1) of the AktG within the one-month period pursuant to section 97 (2) sentence 1 of the AktG, the appointment of the existing Supervisory Board members shall lapse in accordance with section 98 (4) sentence 2 in conjunction with section 97 (2) of the AktG upon expiry of the six-month period commencing on the date the court's decision becomes final and unappealable.

In the event that the appointment of the current Supervisory Board members automatically lapses upon expiry of the six-month period, either

a) pursuant to section 97 (2) of the AktG; or
b) pursuant to section 98 (4) sentence 2 in conjunction with section 97 (2) of the AktG,

the Supervisory Board proposes that the following persons be elected as members to the Supervisory Board, subject to the condition precedent, for a period until the close of the Annual General Meeting that resolves on the formal approval for the 2005 financial year.

1. **Gerhard Bruckermann, London**
   Currently Speaker of the Management Board of DEPFA Deutsche Pfandbriefbank AG
2. **Dr. Reinhard Grzesik, Eschborn/Dublin**
   Currently Member of the Management Board of DEPFA Deutsche Pfandbriefbank AG
3. **Jürgen Karcher, Oberursel**
   Currently Member of the Management Board of DEPFA Deutsche Pfandbriefbank AG
4. **Dr. Thomas M. Kolbeck, Wiesbaden**
   Currently Member of the Management Board of DEPFA Deutsche Pfandbriefbank AG

Following completion of the proceedings for the determination of the Supervisory Board's composition, in accordance with sections 96 (1), 101 (1) of the AktG, section 76 of the BetrVG and Article 8 of the Memorandum and Articles of Association, the Supervisory Board will consist of four members to be elected by the Annual General Meeting and two members to be elected by staff. The Annual General Meeting is not bound by nominations. The Annual General Meeting following the appointment of these new Supervisory Board members will confirm their election.

12. **Resolution on authorisation to acquire own shares in accordance with § 71 para. 1 No. 7 AktG**

Under agenda item 7, the Annual General Meeting held on 20 June 2001 authorised the Company to acquire, up until 19 December 2002, treasury shares in accordance with section 71 (1) No. 7 of the AktG. So far this authority has not yet been used. Therefore it is intended to revoke said authorisation and to resolve on a new authorisation for the acquisition of treasury shares in accordance with section 71 (1) No. 7 of the AktG.

The Supervisory and Management Boards propose the following resolutions:

The resolution made by the Annual General Meeting on 20 June 2001 regarding agenda item 7, which authorised the Company to acquire treasury shares in accordance with section 71 (1) No. 7 of the AktG up until 19 December 2002, be revoked.

The Company be authorised, up to 18 December 2003, to acquire and sell treasury shares for the purposes of securities trading. The portfolio of shares to be acquired for this purpose may not exceed two per cent (2%) of the share capital of DEPFA Deutsche Pfandbriefbank AG at the end of any given day. The lowest price at which a share may be acquired is determined by the closing price of the shares in Xetra (or a comparable successor system) on the trading day prior to such purchase less 10%. The highest price shall not exceed such average closing price plus 10%.

13. **Resolution on authorisation to acquire own shares in accordance with § 71 para. 1 No. 8 AktG**

Under agenda item 8, the Annual General Meeting held on 20 June 2001 authorised the Company to acquire treasury shares in accordance with section 71 (1) No. 8 of the AktG. It is intended to revoke this authorisation and to resolve on a new authorisation.

The Supervisory and Management Boards propose the following resolutions:

The resolution made by the Annual General Meeting held on 20 June 2001 regarding agenda item 8, which authorised the Company to acquire treasury shares in accordance with section 71 (1) No. 8 of the AktG, be revoked.

The Company be authorised, up until 18 December 2003, to acquire treasury shares up to a ceiling of two per cent (2%) of the current share capital for purposes other than securities trading. Said acquisition may take place via the stock exchange or by means of a public offer to buy, directed at all shareholders. In the event that shares are bought via the stock exchange, the acquisition price (without ancillary acquisition costs) or, in the event that the shares are acquired via a public offer, the offer price (without ancillary acquisition costs) must not be more than ten per cent (10%) above or below the average closing price of the Company's shares in Xetra trading (or a comparable successor system) on the three days on which the stock exchange is open for trading prior to the acquisition or the obligation to acquire the shares.

The Management be authorised to effect the sale of any treasury shares acquired in accordance with this authorisation, subject to the Supervisory Board's approval, via channels other than the stock exchange or offer to all shareholders, provided that the sale is carried out at a cash price that is not significantly lower than the stock exchange price of the Company's shares at the time of sale. In this case, the number of the shares to be sold together with the new shares, which were issued on the basis of an authorisation to increase the capital while excluding shareholders' pre-emptive rights in accordance with section 186 (3) sentence 4 of the AktG or on the basis of contingent capital in accordance with sections 221 (4), 186 (3) sentence 4 of the AktG, must not exceed the ceiling of ten per cent (10%) of the share capital.

Subject to approval by the Supervisory Board, the shares purchased may also be sold outside the stock exchange for payment in kind without having to offer them to all shareholders in proportion to their holdings in the Company if this is done for the purpose of acquiring companies or shareholdings in companies.

The shares acquired may also, subject to approval by the Supervisory Board, be given to the holders of conversion or option rights in lieu of new shares from a contingent capital increase.

Furthermore, the Management Board be authorised (subject to approval by the Supervisory Board) to call in any of the treasury shares acquired due to this authorisation, without any further resolutions by the Annual General Meeting being necessary.

Report of the Management Board to the Annual General Meeting in accordance with sections 221 (3) and (4); 186 (4) sentence 2 of the AktG regarding agenda item 6

The rationale of the proposed authorisation of the Management Board to issue profit-participation certificates is to enable the bank to flexibly adapt its capital base to business requirements, thereby ensuring its future development. While the bank has currently adequate shareholders' equity to meet the requirements of the German Banking Act, it must also have sufficient scope for action to be able to raise own funds at any time and in line with the prevailing market conditions. In accordance with the requirements of section 10 (5) of the German Banking Act, namely subordination, loss sharing and a minimum term of five years, profit-participation certificates are included under the liable own funds.

The authorisation to exclude pre-emptive rights enables the Management Board to take advantage of favourable market opportunities, such as low interest rates or high demand, whenever they arise, thus benefiting the Company. This is not ensured in the case of issues associated with pre-emptive rights, as there is a standard waiting period of about four weeks between the fixing of the terms and the expiry of the subscription period. Where the market interest rates rise or fall within this period, the Bank will run the risk of not being able to place its issue in full or in part, bear additional costs and price losses, and ultimately pay an excessive interest rate. In view of the increasing interest rate volatility in the market over recent years, these considerations are of particular commercial significance. By excluding pre-emptive rights, the Company may avoid any such risks and procure own funds more cost-effectively.

In order to minimise any impairment of shareholders' interests, the exclusion of pre-emptive rights is subject to certain requirements. With the exception of the criteria "loss sharing" and "subordination", the profit-participation certificates must have the same features as simple debt securities. This means that the profit-participation certificates must not confer any membership rights, such as option or conversion rights to shares of DEPFA Deutsche Pfandbriefbank AG, and must not entitle to a share in the profits or in liquidation proceeds. In accordance with the requirements of the German Banking Act, an entitlement to distributions exists only insofar as the payment of interest would necessarily require a net profit to be made by the Company. Due to the debenture-like features of profit-participation certificates, the membership of our shareholders will remain unaffected; neither their voting right nor their entitlement to pro-rata dividend payments or their share in the corporate assets would be altered by the issue of profit-participation certificates exclusive of pre-emptive rights.

Our shareholders' financial interests could only be affected inasmuch as the issue of profit-participation certificates – depending on the prevailing market situation – would have to be associated with slightly higher interest payments than non-subordinated borrowings by the Bank in order to compensate for subordination and loss sharing. On the other hand, the Bank will benefit from the fact that profit-participation certificates are included in the Bank's liable capital. In addition, both the issue price and the entitlement to distribution associated with such profit-participation certificates must reflect the prevailing capital market conditions for comparable subordinated liabilities at the time of issuance. This means that the amounts distributed on profit-participation certificates may exceed the yield (at the time of issuance) of non-subordinated debt securities having the same term (and issued by the Bank) only in so far as a yield mark-up is necessary for the placement to compensate for subordination and loss sharing of the profit-participation certificates. This is ensured by obtaining the relevant offers from market participants immediately prior to placement. Due to these prices being in line with market conditions, no pre-emptive rights would arise at the time of issuance, leaving shareholders unaffected by any pecuniary prejudice.

Where the Management Board does not utilise the above authorisation to exclude shareholders' pre-emptive rights, shareholders – as a rule – have a pre-emptive right. In this case, only a partial exclusion of the pre-emptive right with regard to fractional amounts would be possible.

Report of the Management Board to the Annual General Meeting regarding the exclusion of pre-emptive rights proposed under agenda item 13 in accordance with sections 71 (1) No. 8 sentence 5; 186 (4) sentence 2 of the AktG

With regard to agenda item 13, the Management Board has submitted the following report on the rationale for the planned authorisation to exclude shareholders' pre-emptive

rights. The German version of the report of the Management Board will be available for shareholders at the company's offices (Paulinenstraße 15, 65189 Wiesbaden and An der Welle 5, 60322 Frankfurt/Main) from the day on which the Annual General Meeting is called. The report will also be available at the Annual General Meeting. Upon request, said report will be sent to every shareholder, without delay, free of charge. This report contains the following:
The purpose of the proposed authorisation is to enable the Company to acquire treasury shares in accordance with section 71 (1) No. 8 of the AktG, as was the case last year. The Company would therefore be able to acquire, up until 18 December 2003, treasury shares of up to two per cent (2%) of the share capital for purposes other than securities trading. The number of shares the Company is permitted to own is restricted by law to ten per cent (10%) of the share capital, including the authorisation proposed under agenda item 7 (section 71 (2) of the AktG). The acquisition may take place via the stock exchange or via a public offer to purchase at the prices stipulated in the authorisation and based on the prevailing market price. This approach safeguards shareholders' rights and preserves equality of treatment.

The authorisation proposed under agenda item 13 also provides for authorisation of the Management Board, subject to approval by the Supervisory Board, to exclude shareholders' pre-emptive rights up to the statutory ceiling of ten per cent (10%) in accordance with section 186 (3) sentence 4 of the AktG whenever treasury shares are sold other than via the stock exchange or by offering them to all shareholders. Therefore, together with the conditional capital used (excluding shareholders' pre-emptive rights (previously section 4 (7) of the Memorandum and Articles of Association)), treasury shares sold other than via the stock exchange or by offering them to all shareholders within the limits of the authorisation as per section 186 (3) sentence 4 of the AktG may not exceed ten per cent (10%) of the share capital. The Company should also have the option of using treasury shares as consideration for acquiring shareholdings or to service conversion and option rights

The shares acquired can either be called in, resulting in a reduction of share capital, or sold by public offer or via the stock exchange. These possibilities would also preserve shareholders' rights.

In addition, the Management Board is requesting authorisation to sell shares in other ways, while at the same time excluding shareholders' pre-emptive rights, provided that the price is not significantly below the prevailing market price, and the number of the shares to be sold together with any other shares issued on the basis of contingent capital in total does not exceed the ceiling of ten per cent (10%) of the share capital. Any dilution of the value of shareholders' holdings will be avoided due to the close link to the prevailing market price. The restriction to ten per cent (10%) of the total number of shares without shareholders' pre-emptive rights from re-sales and contingent capital reflects shareholders' interest in maintaining their pro-rata voting rights.

This will provide the Company with an opportunity to offer shares to both domestic and international investors and to expand the shareholder base, thereby stabilising the value of the shares. The Company will therefore have flexibility in adjusting its equity to commercial requirements and responding to favourable opportunities on the stock exchange.

The Company should also have the option of using repurchased treasury shares as consideration for acquiring shareholdings. This procedure, which is based on the legislative intent of section 71 (1) No. 8 of the AktG and is increasingly becoming standard practice internationally, may result in a more cost-efficient acquisition of investments.

It is also requested that the company be allowed to use any treasury shares it has acquired to satisfy the rights of holders of convertible bonds and/or bonds cum warrants. This may result in a reduction of any capital increase from contingent capital, if required, minimising possible dilution effects.

The Management Board will report – in each case at the following Annual General Meeting – on its utilisation of the above authorisations for sale by means other than via the stock exchange or by an offering to all shareholders.

In accordance with Article 15 paragraph 2 of the Memorandum and Articles of Association, shareholders wishing to attend the Annual General Meeting and exercise their voting rights must deposit their shares no later than 12 June 2002, until the close of the Annual General Meeting, with

- DEPFA Deutsche Pfandbriefbank AG;
- a German notary public; or
- a securities depository.

The deposit shall also be deemed proper if, with the approval of the depository agents, the shares are blocked on your behalf by another bank until the end of the Annual General Meeting. In the event of the shares being deposited with a notary public or securities depository, certification of the deposit must be submitted to DEPFA Deutsche Pfandbriefbank AG in the original, or as a certified copy, no later than 13 June 2002.

We would advise shareholders that they can exercise their vote through an authorised proxy, a financial institution or a shareholders' association.

Yours sincerely

DEPFA Deutsche Pfandbriefbank AG
The Management Board

Wiesbaden, May 2002

Annex to agenda item 11

The following Supervisory Board members nominated for election under agenda items 11 a) and 11 b) are members of a statutory supervisory board, or a similar governing body within Germany or abroad, of the companies listed below.

Gerhard Bruckermann
- DePfa-Bank Europe plc
  Chairman of the Board of Directors
- DePfa Capital Japan K. K.
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Member of the Board of Directors
- DePfa USA Inc.
  Chairman of the Board of Directors
- Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH
  Member of the Advisory Board

Dermot Cahillane
- DBE Property Holdings Ltd.
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Member of the Board of Directors
- DEPFA ACS plc
  Member of the Board of Directors

Fulvio Dobrich
- DePfa-Bank Europe plc
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Member of the Board of Directors
- Depfa UK Ltd.
  Chairman of the Board of Directors
- Depfa Funding Trust
  Member of the Board of Directors
- DePfa Funding LLC
  Member of the Board of Directors
- DLF Inc.
  Member of the Board of Directors
- Malibart Ltd.
  Member of the Board of Directors
- Segundo Ltd.
  Member of the Board of Directors

Dr Reinhard Grzesik
- DePfa-Bank Europe plc
  Member of the Board of Directors

Jürgen Karcher
- DePfa-Bank Europe plc
  Member of the Board of Directors
- Cytonet GmbH
  Member of the Supervisory Board

Noel Kavanagh
- Yeaton & Associates Ltd.
  Member of the Board of Directors

Dr. Thomas M. Kolbeck
- DePfa-Bank Europe plc
  Member of the Board of Directors
- DePfa Capital Japan K. K.
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Chairman of the Board of Directors
- DePfa USA Inc.
  Member of the Board of Directors

DEPFA BANK

DePfa Deutsche Pfandbriefbank AG

German Securities ID No. (WKN) 804 700

Notice to Shareholders

Dear Shareholders,
to invitation to our

Annual General Meeting
to be held on Wednesday, 19 June 2002, at 10:30 a.m.,
at the "Kurhaus", Kurhausplatz, 65189 Wiesbaden,

was published in the Bundesanzeiger (Federal Gazette) No. 84 on 7 May 2002.
Notice of the meeting and the following explanatory notes are hereby given again.

AGENDA

1. **Presentation of the approved annual financial statements and the consolidated financial statements, the Company's management report and the Group management report as well as report of the Supervisory Board for the 2001 financial year.**

2. **Appropriation of net profit**
   Both the Management Board and the Supervisory Board propose that the net profit of the 2001 financial year in the amount € 720 million be used to pay a dividend of € 20.00 per unit share.
   This dividend includes a special distribution in the amount of € 711 million (= € 19.75 per unit share).

3. **Formal approval of the Management Board for the 2001 financial year**
   The Management and Supervisory Boards propose that formal approval be granted for the members of the Management Board for the 2001 financial year.

4. **Formal approval of the Supervisory Board for the 2001 financial year**
   The Management and Supervisory Boards propose that formal approval be granted for the members of the Supervisory Board for the 2001 financial year.

5. **Appointment of external auditors**
   The Supervisory Board proposes that auditors PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, be appointed as the auditors for financial year 2002.

6. **Authorisation of the Management Board to issue profit-participation certificates**
   The Supervisory and Management Boards propose the following resolutions:
   The Management Board be authorised to issue by 18 June 2007, on one or more occasions, profit-participation certificates (with a lifetime not exceeding 25 years), up to a maximum nominal value of € 500 million or the corresponding equivalent in another currency that is legal tender. The profit-participation certificates shall be of such a nature as to comply with the requirements of the German Banking Act ("Kreditwesengesetz"), which permit the capital paid-in for the purpose of granting profit-participation certificates to be included under liable capital.

   The Management Board be authorised to exclude any fractional amounts (resulting from the specific subscription ratio) from shareholders' pre-emptive rights.

In accordance with Article 15 paragraph 2 of the Memorandum and Articles of Association, shareholders wishing to attend the Annual General Meeting and exercise their voting rights must deposit their shares no later than 12 June 2002, until the close of the Annual General Meeting, with

- DEPFA Deutsche Pfandbriefbank AG;
- a German notary public; or
- a securities depository.

The deposit shall also be deemed proper if, with the approval of the depository agents, the shares are blocked on your behalf by another bank until the end of the Annual General Meeting. In the event of the shares being deposited with a notary public or securities depository, certification of the deposit must be submitted to DEPFA Deutsche Pfandbriefbank AG in the original, or as a certified copy, no later than 13 June 2002.

We would advise shareholders that they can exercise their vote through an authorised proxy, a financial institution or a shareholders' association.

Yours sincerely

DEPFA Deutsche Pfandbriefbank AG
The Management Board

Wiesbaden, May 2002

Annex to agenda item 11

The following Supervisory Board members nominated for election under agenda items 11 a) and 11 b) are members of a statutory supervisory board, or a similar governing body within Germany or abroad, of the companies listed below.

Gerhard Bruckermann
- DePfa-Bank Europe plc
  Chairman of the Board of Directors
- DePfa Capital Japan K. K.
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Member of the Board of Directors
- DePfa USA Inc.
  Chairman of the Board of Directors
- Karlsruher Rendite Beratungsgesell-schaft für Vermögensanlagen GmbH
  Member of the Advisory Board

Dermot Cahillane
- DBE Property Holdings Ltd.
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Member of the Board of Directors
- DEPFA ACS plc
  Member of the Board of Directors

Fulvio Dobrich
- DePfa-Bank Europe plc
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Member of the Board of Directors
- Depfa UK Ltd.
  Chairman of the Board of Directors
- Depfa Funding Trust
  Member of the Board of Directors
- DePfa Funding LLC
  Member of the Board of Directors
- DLF Inc.
  Member of the Board of Directors
- Malibart Ltd.
  Member of the Board of Directors
- Segundo Ltd.
  Member of the Board of Directors

Dr Reinhard Grzesik
- DePfa-Bank Europe plc
  Member of the Board of Directors

Jürgen Karcher
- DePfa-Bank Europe plc
  Member of the Board of Directors
- Cytonet GmbH
  Member of the Supervisory Board

Noel Kavanagh
- Yeaton & Associates Ltd.
  Member of the Board of Directors

Dr. Thomas M. Kolbeck
- DePfa-Bank Europe plc
  Member of the Board of Directors
- DePfa Capital Japan K. K.
  Member of the Board of Directors
- DePfa Investment Bank Ltd.
  Chairman of the Board of Directors
- DePfa USA Inc.
  Member of the Board of Directors



Pro

Aareal Bank

[redacted]

THE INTERNATIONAL PROPERTY SPECIALIST
COMPANY PROFILE

Aareal Bank

COMPANY PROFILE



COMPANY PROFILE

Aareal Bank AG is a leading international specialist property bank. Our core businesses are: Property Asset Management, Consulting / Services and Property Lending / Structured Finance. Our clients include major international commercial property investors, top-quality national and regional clients, residential property developers, the housing sector and private customers. Since the 1990's we have been successfully extending our network in the property business: today, we are present in 17 countries.

Our Business Units in Detail:

(1) Our cross-border know-how in **Property Asset Management** is unrivalled. Thanks to a sound basis of € 3.9 billion in assets under management, we are ideally placed to respond to the strong demand by institutional investors for international property.

Our fund concepts and investment decisions reflect the substantial experience and local expertise of our teams.

(2) **Consulting & Services:**
We are one of the leading providers of IT solutions for the property sector and integrated financial services in Germany. This includes advising the German commercial housing sector with respect to structuring or privatising real property assets.

(3) **Property Lending & Structured Finance:**
We are steadily expanding our international lending activities and striding ahead in restructuring our German financing activities. We will focus on profitable segments and optimising risk management.

Aareal Bank is a new generation property bank. Being a commercial bank – as opposed to a pure mortgage bank – allows Aareal Bank to position itself as an international property specialist without being subject to the tight limitations of the German Mortgage Banking Act ("Hypothekenbankgesetz").

THE NEW GENERATION PROPERTY BANK



THE NEW GENERATION PROPERTY BANK

Once the split of the DePfa Group into a Property Bank and a Public Finance Bank has been implemented, Aareal Bank Group will be responsible for all Property Activities previously conducted by DePfa Group.

We will further capitalize on our position in Germany as one of the prime partners for institutional property investors. From our prominent position in the European core market, we intend to expand our North American business.

Our Mission Statement and Strategic Approach

Aareal Bank sees and positions itself as a property bank of the new generation. We are an international property specialist rather than a traditional lender. Our strong focus on long-term client relationships sets us apart from pure investment banks. Property Asset Management as well as Consulting / Services are segments equal in importance to the lending business. Securitization and syndication are key elements in Aareal Bank's strategy. Our approach is to "Buy and Sell" rather than "Buy and Hold", with a view to fully exploiting our abilities to generate new business.

Our target groups include international investors and developers, but without excluding first league regional customers. Typical clients are property companies listed on a stock exchanged or privately owned, and property funds. In addition, the German housing sector is one of our most important client groups.

Refinancing includes a wide range of activities supported by the customary international instruments. These include MTN and CP programmes, as well as other unsecured issues. During the course of the year Aareal Bank will establish a mortgage bank to be known as Aareal Hyp AG: this will considerably expand our scope of funding tools. The issue of covered mortgage bonds (Pfandbriefe) by the new Aareal Hyp will provide additional options in refinancing.

Key Elements of our Strategic Orientation:

(1) Expedite our "Buy and Sell" strategy to replace the traditional "Buy and Hold" approach: securitization and syndication will not only assist us in optimizing our portfolio in terms of risks and returns, but also contribute to our having sufficient equity at our disposal such that we can exploit business opportunities as appropriate.

(2) Expand our international Property Lending / Structured Finance businesses: Aareal Bank is an international property



specialist which focuses on Europe and North America. We plan to achieve our mid-term corporate profit objectives in each regional market. We will exploit growth opportunities to the full so that we attain the optimum commercially viable business size. We will also diversify our property portfolio in both regional and product terms; individual regions will be reflected in the portfolios in accordance with their economic potential. Securitization and syndication are fundamental elements in this strategy.

(3) Consistently pursue the new focus in German property lending: in Germany, Aareal Bank will continue to concentrate on a small number of clearly defined and highly profitable segments. We will apply our internationallly tried and tested strategies to our business in Germany. We intend to withdraw from the private customer business in the traditional sense.

(4) Expand and extend Property Asset Management and other service fields: We intend to offer a complete package of property services to institutional investors and other clients in the property arena. In doing so, we will strongly focus on profit opportunities and growth potential.

(5) Expand in Europe, and target new client groups in the field of IT Services: IT Services AG, which will also be re-incorporated in the near future, will grow its business in a variety of European countries (including Switzerland, Great Britain and France) and step up marketing efforts for its range of services. It also plans to offer its services to new client groups, particularly managers of commercial properties, and also to market its systems to new clients using mass payments. The new sales and development partnership with SAP will be especially important in this context.

We also plan to even better exploit joint opportunities between Aareal Bank's financial advisory skills and the services provided by IT Services AG.


BANK

Our Corporate History

Today's Aareal Bank AG traces its history in developments the DePfa Group underwent and indeed back into the history of Deutsche Bau- and Bodenbank.

Aareal Bank's origins date back to the year 1922, when its predecessor, "Preußische Landespfandbriefanstalt", was founded by the Prussian government in Berlin. Its original brief was to support state housing construction, particularly by means of long-term subordinated loans. For this purpose, it was given the status of a non-profit making mortgage bank with the right to issue asset-covered bonds ("Pfandbriefe"). The bank retained this right following the Second World War.

In 1923, "Deutsche Wohnstättenbank Aktiengesellschaft" was founded. Depression, inflation and housing shortages on an unprecedented scale dominated the years following the First World War. Construction of new housing had virtually collapsed. War and inflation had decimated private wealth almost across the board, at the same time capping the sources of finance for private housing construction. When Deutsche Wohnstättenbank AG was founded, the non-profit housing sector and the public sector both intended to embark upon a new era for financing housing construction. In 1926, the bank was renamed "Deutsche Bau- and Bodenbank AG".

The birth of Deutsche Wohnstättenbank AG – a genuine predecessor of Aareal Bank AG – shows that there were close ties to DePfa from the outset: the founding shareholders included Preußische Landespfandbriefanstalt, one of DePfa's forerunners.

In 1945, Preußische Landespfandbriefanstalt was put under the control of the US military authorities and it resumed business in Wiesbaden in 1950. In 1954, the bank, under the name of "Deutsche Pfandbriefanstalt", became a federal corporation under public law, focusing on providing long-term finance for housing construction. In the mid 1970s, business activities were expanded to include commercial property loans and long-term funding for the public sector.

As a result of the Second World War, Berlin-based Deutsche Bau- and Bodenbank AG was a dormant institution that did not generate any new business. In 1949, it succeeded in transferring its headquarters to the Federal Republic of Germany and resumed business operations.

During the 1950's, it expanded into providing bridging loans for mortgages under home loan savings schemes, and in the 1960's developed a new system for start-up financing required by larger construction projects, as well as a solution for the prefinancing of homeowners' equity funded by subsequent savings.

In early 1979, Deutsche Pfandbriefanstalt acquired a majority holding in Deutsche Bau- und Bodenbank AG.

At the end of 1989 / beginning of 1990, Deutsche Pfandbriefanstalt was converted into a joint stock corporation under German law ("Aktiengesellschaft"), and its name was changed to "Deutsche Pfandbrief- und Hypothekenbank Aktiengesellschaft". While the bank's public-law right to issue Pfandbriefe lapsed as a consequence, it was now entitled to issue Pfandbriefe by virtue of its new mortgage bank status. In March 1991, the company was listed on the Frankfurt Stock Exchange.

In the year 1998/1999, Deutsche Pfandbrief- and Hypothekenbank AG changed its name once again, to "DePfa Deutsche Pfandbriefbank AG". As part of Group restructuring at that time, the entire operational property activities were transferred to Deutsche Bau- and Bodenbank AG which later became "DePfa Bank AG" (and today, "Aareal Bank AG").

Since its privatisation, DePfa Deutsche Pfandbriefbank AG has developed into one of the largest Pfandbrief issuers. The activities in property and public sector financing were expanded steadily, and have increasingly grown into independent business units within the DePfa Group.

At the Extraordinary Shareholders' Meeting in October 2001, DePfa Deutsche Pfandbriefbank AG shareholders voted, by a majority of 99,95 % of the issued share capital represented at the Meeting, in favour of the proposed split of the DePfa Group into two independent listed banks, which would specialize in public sector finance and property activities, respectively. In order to implement the split in terms of the legal corporate structure, "DEPFA BANK plc" was incorporated in Dublin, Ireland, on 9 October 2001. In January 2002, DEPFA BANK plc offered its shares to all DePfa Deutsche Pfandbriefbank AG shareholders in exchange for their shares, at a ratio of 1:1. This Share Exchange was an outstanding success: an exchange ratio of 98.1 % reflected a strong vote in favour of the planned split.



Once the split has been implemented, DEPFA BANK plc will be responsible for the Public Finance business, while DePfa Bank AG (which was renamed "Aareal Bank AG" in January 2002) will manage the Property business.

On 20 March, 2002 DEPFA BANK plc was listed on the Frankfurt Stock Exchange. The listing of Aareal Bank AG on the Frankfurt Stock Exchange will be completed in July 2002 at the latest. Aareal Bank AG aims for inclusion into the MDAX index during the current year.

Our Group Structure


AAREAL BANK GROUP
Asset Management
Aareal Property Services B.V.
Deutsche Structured Finance GmbH
Aareal Immobilien Management AG
Consulting / Services
IT Services AG
M&A Unit Inv. Banking Unit
Hypotheken-Discount Vermittlungs GmbH
Hypotheken Management GmbH
Property Lending / Structured Finance
Aareal Bank France S.A.
Aareal Financial Services USA, Inc.
Aareal Financial Service spol. S r.o.
Aareal Financial Service Polska Sp. z o.o.
Property Finance branches
Refinancing
Aareal Hyp AG
Dublin branch (Deposit-taking)
Jersey branch (Deposit-taking)
Aareal Bank Capital Funding LLC

We have bundled the businesses described above in the following major units.

Where separate legal entities are appropriate for Group funding purposes, these are shown under "Refinancing".
Please refer to page 29 for more details on our refinancing strategy.

THE BUSINESS UNITS OF AAREAL BANK



THE BUSINESS UNITS OF AAREAL BANK


AAREAL BANK
Property Asset Management
Consulting / Services
Property Lending / Structured Finance

Property Asset Management

This field promises considerable growth potential for Aareal Bank in the years to come. The reality of a single currency, coupled with liberalized investment regulations and ever higher performance expectations, means that insurance companies, mutual funds and other institutional investors are increasingly focusing on direct or indirect investments in assets outside their traditional market segments. More and more often, this includes property in international locations. As a market leader, Aareal Bank Group is monitoring these developments very closely indeed, and will capitalize on its existing expertise to promote this line of business.

Aareal Bank has set up a dedicated property asset management company, Amsterdam-based Aareal Property Services B.V., whose team of experts will primarily approach institutional investors. Our European network is particularly attractive to investors for whom managing their own pan-European investment infrastructure is not viable.

The remit of Aareal Property Services is to identify and acquire properties which offer attractive initial returns and appreciation in value through active asset management. Thanks to the close interaction with the bank's international network, we achieve synergies and gain a competitive edge in the search for attractive investment projects.

1999 saw the launch of our first European property fund, the Europe Fund No. 1, with a volume of € 500 million. This fund focuses on various types of retail properties in Southern European countries such as Italy, France and Spain. It was placed with German institutional investors.

A second fund, the Europe Fund No. 2, which will invest € 500 to 600 million in Italian office buildings and shopping centres, is currently in the placement and investment phase. Due to its high degree of specialization on a market that is known as both



attractive and challenging, the Europe Fund No. 2 was popular with a number of international investors. What's more, the fund once again demonstrated the viability of our new generation property bank concept. Quite obviously, several years of experience as a provider of sophisticated property financing solutions in the Italian market were a tremendous advantage in structuring and assembling the fund. The success of Europe Fund No. 2 demonstrates how Aareal Bank can exploit synergy effects between its various business units.

Further funds, with a different regional investment focus, are currently being planned. We intend to offer a tranche of a further fund, which will most likely focus on retail properties in Great Britain, to high net worth private investors.

To further enhance its expertise in structuring and placement, in November 2000 Aareal Bank acquired Deutsche Structured Finance GmbH, a specialist institution for initiating, arranging and structuring tax-optimized asset and project financing solutions. It also develops creative opportunities for entrepreneurial investment in capital assets. At present, its activities focus on special purpose property offering above-average potential returns, but also on regenerative energy projects and the financing of aircraft. In November 2000, we launched our first mutual fund investing in the field of regenerative energy and set new standards in structuring, documenting and marketing investments in wind energy.

The primary objective of aircraft funds initiated by Deutsche Structured Finance is to offer investors a stake in the entrepreneurial potential. Although tax-optimized structures are used to enhance the returns, the clear focus is on the income generated through the aircraft. In 1996, Deutsche Structured Finance was the first issuer to offer investments based on operating leases. The cyclical nature of the aircraft market is reflected by the conservative structure of investments made.

Overall in 2001, the team at Deutsche Structured Finance managed a portfolio of approx. € 924 million and looked after more than 5,000 investors.

Another key subsidiary of Aareal Bank in the asset management business is Aareal Immobilien Management AG, a project development advisor and manager of closed-end property funds in Germany.

The following Examples illustrate the Spectrum of the Range of Services:

- Karl-Marx-Allee in Berlin is a two-kilometre long showpiece in the city centre and bears witness to the socialist architecture which is now under preservation order. Private investors can be involved in an historic residential complex via the preservation funds which we designed.



- An equally noteworthy project is the West harbour ("Westhafen") in Frankfurt. This modern residential and business centre with a maritime and almost Mediterranean flair is being realized through a private-public partnership with the City of Frankfurt.

We intend to unite the Aareal Bank Group companies active in the asset management business under a joint strategic concept that will be implemented within the scope of the Group's realignment.

Consulting / Services

In addition to Aareal Bank's IT activities, which form the major part of this business unit, Consulting / Services also includes Investment Banking / M&A as well as services to private customers.

IT Services for the Property Sector

IT Services and Consulting
A key element in this segment is the Group subsidiary IT Services AG. IT Services AG is Germany's leading IT system house for managing residential and commercial properties. Its services range from all major commercial and technical applications in this sector: software, integrated banking and e-business solutions, as well as outsourcing and consulting services.

We recognized that there was a need to keep the risks involved in developing comprehensive software solutions in check, while driving simultaneously ahead with international business. Consequently, at the beginning of 2002, IT Services and SAP entered into a long-term partnership to develop and market a software solution for the property management sector. At the heart of the new software will be the mySAP.com platform and mySAP Financials Real Estate, which IT Services will enhance with numerous special components peculiar to property management. Under the "Blue Eagle powered by SAP" banner, we will provide comprehensive sector-specific solutions to the industry. IT Services will be responsible for the marketing and launch support for this new joint software.

1,500 corporate clients, with almost 50,000 users, across Europe use IT Services' software solutions to administer some 6.5 million homes and commercial premises. The IT Services Group has numerous local offices in Germany and in Europe and employs 1,000 personnel, 20 % of whom work outside Germany. The company has its headquarters in Mainz. Revenues generated in 2001 stood at € 174 million.

Integrated Banking Services
It was in 1958 that we commenced our services in the area of integrated payment transactions, with the creation of the first software program by Aareal Bank designed to facilitate the calculation and management of profit levies on housing company mortgages. Since then, we have continuously expanded our range of IT services for housing and property management.



Aareal Bank can offer housing companies a fully integrated spectrum of banking services with its accounts and payments software. In addition, IT Services AG continuously develops its ERP software for the property management sector to ensure that it remains competitive in the housing and property management market.

The fact that our software is capable of processing some 6.5 million transactions per day provides some impression of the efficiency of this Integrated Banking System. The increased processing efficiency derived from using our software means that payments are credited quicker to the accounts of housing companies than is possible when using conventional methods. Our clients thus reap the benefits of considerable time and cost savings.

Aareal Bank's key clients for its Integrated Banking Service are independent municipal or private housing companies who construct and manage housing estates. There are also property management companies managing properties on behalf of their owners, as well as housing construction cooperatives ("Wohnungsbaugenossenschaften").

Investment Banking / M & A

The significance of specialized advisory services for the property management keeps growing – this is particularly true of the commercial housing sector. In this respect the Aareal Bank Group is responding to three trends. The strained financial position in which public authorities find themselves leads to a higher level of willingness to privatize public sector property assets. In addition, as more and more industrial companies focus on their core businesses, they will increasingly dispose of their property assets. Furthermore, commercial housing operators cannot escape the increasing performance pressure and as a result must reposition themselves.

By combining our vast sector expertise with investment banking skills, we offer our clients excellent opportunities to be able to refocus strategically, given the changed environment.

Our leading position as trusted experts in this business was highlighted by the important advisory mandate which BEV, the body administrating Federal German Railway assets ("Bundeseisenbahnvermögen"), awarded to us for the privatisation of housing companies for railway workers.



As a result of this project, the Bank put together a team of specialists devoted to advising the German commercial housing sector on the valuation, sale, restructuring and privatisation of residential property portfolios.

The most important Mandates in 2001 included:

(1) Advising a municipal housing enterprise in the 'Ruhr' region in North Rhine Westphalia on developing its portfolio strategy;

(2) managing the process of selecting purchasers for several tranches of housing comprising a total of 420 homes on behalf of a municipal housing company, also in the 'Ruhr' region;

(3) advising an exchange-listed holding company on the financing issues involved in acquiring a housing company with 4,400 homes; as well as

(4) setting up a joint venture with a municipal housing enterprise in Thuringia, involving the restoration of old buildings comprising 250 homes.

In the year 2000, Aareal Bank extended these services also to the Italian market by setting up "IMMO Consulting S.p.A.", a consultancy company.

Private Customer Services

Two subsidiaries demonstrate the Property Bank's power to innovate conduct private customer activities on behalf of Aareal Bank. Hypotheken-Discount Vermittlungs GmbH is Germany's largest discount broker in the retail mortgage segment and systematically places pre-checked loans with a series of banks and insurance companies.

Their state-of-the-art IT infrastructure and the customer care centre dovetail cost efficiency and quality of advice. Other banks and insurance companies are increasingly sub-contracting their mortgage advisory services to Hypotheken-Discount Vermittlungs GmbH.

The company uses a highly-developed processing platform covering the entire processing chain for mortgages to private individuals. The service it offers to Aareal Bank and indeed to institutions outside the Group, spans the entire process from automated lending approval through to the administration of the loan.

From 2002 onwards, Hypotheken Management GmbH will fully take over the administration of Aareal Bank's remaining retail portfolio.

Furthermore, we hold a 28.4 % stake in Immobilien Scout GmbH which, via its Internet platform "ImmobilienScout24", advertizes flat and house rentals and sales, offers a market place for the purchase and sale of property at much reduced cost, as well as offering value-added services to its business partners. Its full-service offer for moving house and buying a home has been online since 1999.

"ImmobilienScout24" is the best known Internet platform of this type in Germany; it is familiar to two-thirds of German Internet users and to a majority of the German population.



Property Lending / Structured Finance

This segment brings together all Aareal Bank's domestic and international property financing activities. The product portfolio comprises structured commercial property and portfolio financing, enhanced by advisory services.

In Germany, we have continued our reorganisation as well as the concentration on a small number of clearly defined and highly profitable segments. The tried and tested strategies which have brought successes in Aareal Bank's international activities are also being applied to the commercial housing sector, commercial property business and residential property development. Aareal Bank will withdraw from the private customer business in its traditional form. The objective in splitting the DePfa Group into a Property Bank and a Public Finance Bank was to unite all the Property activities under the umbrella of Aareal Bank and its subsidiaries (either 'physically' or in economic terms) or to place them onto the market.

At the reporting date, a substantial portion of DePfa Group's property lending portfolio were reported in the books of DePfa Deutsche Pfandbriefbank AG. As at 31 December 2001, this comprised some € 12 billion, € 8 billion of which originated in Germany, and € 4 billion was related to international business. During the period under review, approximately € 1 billion of the original portfolio was securitized.

In the first six months of 2002, loans totalling between € 4 and 4.5 billion will be transferred to the Aareal Bank Group. This amount is divided roughly equally between the German and international business. Aareal Bank's mortgage bank subsidiary, Aareal Hyp AG – which is in the process of incorporation – will play a key role in refinancing these loans.

Complications of either a legal or business nature which arise in completing the transfers of the remaining portfolio will be handled by way of securitization. The appropriate transactions have already been initiated. Property loans that have not been transferred at the date of the split will be collateralized on a temporary basis by Aareal Bank and / or third parties until the transfer has been completed. These deferred transfers will be conducted in accordance with a framework agreement drawn up between DEPFA BANK plc and Aareal Bank. The agreement clarifies, for instance, the frequency for future transfers in line with capital adequacy requirements laid down by the supervisory authorities.


AL BANK

Our Philosophy: an Industry-Specific Approach

Whether in Germany or on an international level, property lending is characterized by a significant degree of complexity.

The cooperation between regional and sector specialists enables us to offer the optimal financing solution to each client and for each property. Aareal Bank has its own in-house special purpose teams of respected sector experts, who are dedicated to arranging finance for shopping complexes, hotels and special properties in the logistics business.

The "International Retail Financing" team concentrates on the specific needs of shopping complex owners and developers across Europe. This group of clients is provided with tailored financing for developing and investing in shopping centres, retail chains and similar properties.

The "International Hotel Financing" team has arranged the financing for some of the most prestigious hotels in the world and advises investors on all aspects of hotel investment. Depending on the location of the hotel in question, our financing experts join forces with country teams so that we can cluster our product and country know-how to best effect, offering customized structured financing solutions.

In response to the increasing complexity of transport logistics, Aareal Bank has created an "International Logistics Financing" team to develop individual financing solutions for clients in this business. Comprising property finance and logistics experts, this team makes it possible for all three parties – investors, developers and the logistics companies – to flexibly combine the potential individual finance structures and financing models available for logistics properties, creating the optimal package for our client.

In practice, our concept of combining our regional and sector expertise means that a retail, hotel or logistics expert is readily available to support our regional bankers. We have been very successful in deploying this concept which has been one of the drivers of our strong international business performance.


Aareal Bank

International Lending

For several years, we have successfully met the challenges of complex property financing packages and advisory mandates by combining the skills and experience of sector and regional experts. Our range of products includes traditional property lending, structured transactions such as equity-linked and acquisition financing, financing structures with performance-related components and short-term loans (senior, subordinated and mezzanine financing).

Our network has been an invaluable asset in expanding our international loan portfolio and in consistently raising the proportion of international lending. With a sustained return on equity before taxes ranging between 30 and 35 %, the international lending business has proven extraordinarily profitable for us. The fact that to date, we have not had to report any loan losses in this segment demonstrates the strength of our concept to unite financing skills with sector-specific expertise.

We foresee excellent growth potential in the international property business and believe that our financial strength, expertise and international network make Aareal Bank an ideal partner for institutional property investors throughout Europe.

In 1999, we launched our lending business in the USA by targeting the hotel sector. Almost all of the hotel financing projects that we acquired there were securitized via


Host Marriott Corporation
$96,600,000
Secured Credit Facility
Canadian Hotel Financing
WELLS FARGO

the large-sized "Global Hotel One" transaction which was completed in June 2001.

In August 2001, the Board of Governors of the US Federal Reserve System approved Aareal Bank's application to open a representative office in New York, from where it will serve its North American client base.

Lending in Germany

In Germany, we focus on lending to investors in the commercial property arena, to the German commercial housing sector and for residential property development. Aareal Bank will withdraw from the private customer business in its traditional form.

In our German lending business, we plan to implement those strategies which have proved so successful in our international business.

Of course, our strategy of combining sector and regional experts is not restricted to international lending: our expert teams in the retail, hotel and logistics sectors also focus on the German market.

We have carefully reviewed our target groups and organizational structures and have refocused on new products, higher transaction sizes and stricter risk parameters. As a result, we will completely withdraw from certain fields of business and scale back or sell our lending portfolio. This applies especially to the small to medium commercial lending bracket and to the retail business. This process will result in adjustments to staff levels over a period of two years.

Investors in Commercial Property

Once we have completed the realignment of our organizational structure, a significantly lower number of units will conduct our business with the commercial property sector. In future, seven regional branch offices will be responsible for business development, while the risks will be managed by four processing centres.

The head office will also assume more responsibility, especially for larger structured finance transactions, portfolio financing, development financing and long-term financing. Target clients will be limited to institutional investors and international and regional property companies of the highest quality.

The German Commercial Housing Sector

We have a leading position in the institutional housing sector in Germany where we frequently act as principal bankers for our clients. This means that we serve as a single point of contact for all financing needs, as well as for taking deposits. There are also good cross-selling opportunities for the products of IT Services AG. In recent years, Aareal Bank has also grown its investment banking and advisory services in this field.



Our traditional client groups in the commercial housing sector, many of whom were previously non-profit organizations, perceive that they are increasingly under pressure to show performance. Their need for high quality advice, coupled with the comprehensive experience and long-standing relationships which we can offer in this field, provides an excellent base for additional growth. We will expand our market position with the German commercial housing sector, improving efficiency through more centralized management and by bringing local presence in line with business requirements.

Residential Property Development in Germany

Financing residential property development is the traditional core business of our German offices. Over the years, we have amassed substantial know-how coupled with special IT support for monitoring both construction and marketing.

Our strategy in this line of business focuses on expansion in selected areas – but with consistent minimization of risk.

The business model being developed includes three measures designed to keep risks at an acceptable level:

- Concentrating our resources on reputable and large developers;
- the application of a minimum loan size of € 2.5 million for each individual exposure; and
- the use of qualitative and organizational measures for risk prevention and management.



Retail Business

In the last few years, the business with private individuals across the board showed little volume growth. A lack of both critical mass and cross-selling opportunities, coupled with high production costs for sales through the branch network, led to low profitability in this customer segment. In addition, there has been a sharp deterioration in market conditions, particularly reflected in margins for standardized products. Aareal Bank will therefore pull out of private customer business in its traditional form.

The existing portfolio totalling approx. € 5.8 billion will be sold on, by way of synthetic securitization, and the equity capital released will be committed to other core businesses. The administration of the existing retail portfolio will be transferred in its entirety to Hypotheken Management GmbH by mid-2002.

Syndication and Securitization

The "Buy and Sell" strategy marks a departure from the traditional concept of retaining the majority of property loans on the bank's balance sheet until maturity.

We pursue a diversified refinancing strategy by accessing a variety of segments in domestic and foreign capital and money markets – this includes syndication and securitization techniques.

At the same time, we increasingly employ loan sales and securitization, including structures where we use credit derivatives, to gain maximum utilization of our equity while boosting the proportion of commission income to total revenues.

Using a special purpose entity, in June 2001 we arranged a synthetic mortgage-backed securities offering and credit default swaps having a total volume of € 1.1 billion to securitize a loan portfolio covering 36 hotels located in seven European countries and the United States.

Known as "Global Hotel One", this securitization was the very first time that loans from different continents were securitized in a single portfolio. The transaction was awarded "European Mortgage-Backed Deal of the Year" by the respected magazine "International Securitisation Report".

Also in 2001, we launched a € 5 billion programme for the securitization of private customer loans with Kreditanstalt für Wiederaufbau (KfW).

In addition, we are planning to securitize a substantial proportion of our existing low-margin retail lending portfolio on the capital markets in order to release equity which we can then employ better in lines of business offering higher margins.

Securitization allows Aareal Bank to use the capital previously tied up to cover securitized assets for other lines of business where margins are frequently more attractive. This will allow us to gradually boost return on equity.



Closing Date	Originator Name	Issuer Name	Arranger	Lead Manager	Size (€ m)	Type	
15 Jun 2001	Aareal Bank / DePfa Deutsche Pfandbriefbank	Global Hotel One	Deutsche Bank	Deutsche Bank	€ 1,124	CMBS	
06 Dec 2001	Aareal Bank / DePfa Deutsche Pfandbriefbank	PROVIDE HOME	Commerzbank / Aareal Bank	Commerzbank	€ 1,520	RMBS Prime	
19 Dec 2001	Aareal Bank / DePfa Deutsche Pfandbriefbank	MedHome	Aareal Bank	Aareal Bank	€ 550	RMBS Prime	**€ 3,194**
02 Mar 2001	Nürnberger Hyp	Nürnberghyp 2001-1	HVB	WestLB	€ 443	RMBS Prime	
18 Oct 2001	HVB Real Estate	HVB Real Estate 2001-1	HVB	Commerzbank	€ 1,311	RMBS Prime	
29 Oct 2001	HVB	PROVIDE-A	HVB	HVB	€ 1,000	RMBS Prime	**€ 2,754**
11 Apr 2001	RheinHyp	Europa Two	Commerzbank	Commerzbank	€ 1,531	CMBS	
29 Aug 2001	Eurohypo	EuroHypo 2001-1	Deutsche Bank	Deutsche Bank	€ 1,182	CMBS	**€ 2,713**
19 Jun 2001	West LB	Power 2001-1	WestLB	West LB	€ 1,474	RMBS Prime	**€ 1,474**
12 Dec 2001	Westfälische Hypo	Dutch Dream 2001-1	HVB	West LB	€ 862	CMBS	**€ 862**
31 Aug 2001	Wuertthyp	Wuertthyp 2001-1	Württhyp / HVB	West LB	€ 1,000	CMBS	**€ 1,000**

Aareal Bank is the Number One Issuer of MBS Securitization Products in Germany

REFINANCING



REFINANCING

Aareal Bank's focus as an international property specialist requires the consistent expansion of refinancing options in the capital markets. For this purpose, we need to expand our investor base – both nationally and internationally, ensure that we are flexible and client-focused in our issuance and offer a diversified range of products. Aareal Bank already attracted the attention of a broad range of investors during the first quarter of 2002, establishing its new name by placing four public issues offering a variety of risk structures, return types, maturities and currencies. This successful debut to the capital markets was prepared by selected sales force presentations and investor roadshows in London and Frankfurt, and backed by an intensive public relations campaign.

From the second half of this year onwards, Aareal Hyp, our German mortgage bank which is in the process of incorporation, will enable the Aareal Bank Group to refinance a part of its portfolio using Pfandbrief issues at attractive terms. The recognized quality of Pfandbriefe will enhance the product offer of Aareal Bank for investors.

Our range of funding options will be broadened from May 2002 with the launch of an MTN programme and a CP programme.

We have already taken initial steps to broaden our investor base and to increase its international diversification:

- Aareal Bank's first major public issue, a € 500 million floater, achieved a relatively broad geographical distribution with more than half of the issue having been placed outside Germany. Scandinavian investors took 12 % of the issue size, while 5 % were placed in Asia.
- With our debut in the Polish zloty market, we have opened up yet another investor segment and reinforced our image as a varied and flexible issuer.
- We issued a € 150 million bearer profit-participation certificate under our new name after having placed our successful Tier I capital issue in November 2001. The profit-participation certificate was placed with asset managers, investment funds, banks and retail investors in Germany.

Private placements accounted for the largest share of Aareal Bank's refinancing volume during the first quarter of 2002. Our new MTN programme will add further momentum to this type of long-term funding. Using structured issues and foreign currency bonds, Aareal Bank will be in an even better position to tailor its issuance to the specific needs of different investor groups with added flexibility and competitive edge.
The € 10 billion MTN programme is backed by ten renowned international investment banks acting as dealers.

To enhance its short-term funding options, Aareal Bank will launch a € 5 billion commercial paper programme. This access to the Euro CP market will allow the bank to raise additional liquidity and to diversify its short-term investor base.

PROSPECTS



PROSPECTS

Given the overwhelmingly positive response to the Exchange Offer, the road is now clear for Aareal Bank to launch itself as an independent, new generation property bank. The bank is one of the most respected international property specialists and will continue to enhance its position as the first port of call for institutional investors. Since the overall framework has now changed, Aareal Bank can capitalize on business opportunities more effectively which in turn makes it easier to grow. These opportunities include exploiting new lines of business and developing strategic options. The excellent position we have already achieved in our home European market will be consolidated further in the years to come. We will also concentrate our efforts on actively growing our business in North America.

During the current financial year, the Bank expects its concentration on target clients to have a positive impact on earnings. Continued growth in more profitable international business, concentrating on top class clients, the realignment of our German business and more frequent deployment of securitization instruments are the key drivers for our projection of higher operating income.

Administrative expenses will also increase during this financial year, although at a slightly lower level than total revenues. Aareal Bank is an expanding enterprise that will continue to invest in promising markets.

We anticipate a continued easing in terms of risk provisioning.

The feedback we received during the preparatory meetings held with the financial community, where we discussed our capital market debut under the new name, was a clear confirmation that Aareal Bank's business model is convincing. The initial placement successes in 2002 also showed that the bank's new name has been fully accepted by the capital market, while at the same time allowing us to draw on DePfa Group's earlier successes.

The new structure, which is tailored consistently to property clients, offers shareholders substantial added value.

GLOSSARY



Commercial Paper

'Commercial Paper' (CP) issues are short-term, uncollateralized bearer debentures. A CP programme is a framework agreement entered into between an issuer and a bank, where the issuer is authorized to issue debentures up to an agreed maximum level. The notes are issued in tranches. The banks involved usually place them directly with interested investors. CP is issued in the form of discounted notes, with terms between seven days and two years. Investment funds, insurance companies and large enterprises are typical CP investors. Commercial paper issues are predominantly used by commercial enterprises to raise medium-term funds.

Equity Financing

Providing equity capital to finance an enterprise may be in the form of an injection of fresh (external) capital, or by attributing the company's own funds accordingly.

External financing can take place via a public equity offer, where shares are placed with the investing public via a stock exchange listing, or by raising Private Equity: the provision of equity by one or several institutional investors purchasing a stake in the business. Private Equity is particularly important for start-up companies. The reinvestment of a company's profits also raises the level of equity – but this would be referred to as internal equity financing.

Investment Banking

In contrast to traditional commercial banking, investment banking is characterized by a focus on the provision of services rather than taking risks or providing finance via the bank's own balance sheet. Major sectors of investment banking are: Mergers & Acquisitions; Structured Finance; Sales & Trading (the execution of securities transactions on behalf of institutional clients); Asset Management / Private Banking (managing clients' investments on their behalf); Capital Markets (the structuring, execution and placement, either on a stock exchange or by way of private placement with institutional clients); Corporate Finance (the provision of comprehensive financial advisory services regarding a company's finances).

Medium-Term Notes

Medium-term notes (MTNs) are bearer debentures used to securitize (mostly senior) liabilities. Within the framework of an MTN programme, issuers may tailor their issuance to their financing needs, using tap issues or



individual tranches, with maturities ranging between nine months and 30 years. After the issue, MTNs are frequently listed on an exchange; either in Official Trading, on the Regulated Market (Second Segment) or in OTC Trading (Third Segment). MTNs are redeemed at par. Interest is generally paid annually.

Mergers and Acquisitions

In the Mergers & Acquisitions ("M & A") business, an investment bank is normally awarded the mandate to advise and represent either of the parties in a merger, or an acquisition. In the case of mergers, the investment bank may also be entrusted by both parties to execute the deal. The range of services provided includes the search for appropriate targets for merger or acquisition; the definition and submission of an offer; execution of the transaction; and possibly the integration following completion of the deal (also known as "post-merger integration"). An acquisition – or takeover – may be "friendly" or "hostile": while a friendly takeover is supported by the management of the takeover target, allowing the acquisition to be planned and implemented in a cooperative manner, hostile takeovers are executed against the target's will. With the latter, it is of course more difficult to gain information for the determination of the price to be offered. Also, it is also generally more difficult to convince shareholders to sell their shares.

Mezzanine Financing

Mezzanine financing represents a mixture of borrowing and equity financing.
This form of financing is characterized by the fact that the corresponding liabilities are subordinated and may be terminated (however, any termination rights are generally subject to the prior redemption of senior liabilities). These funds may thus be used as collateral for additional borrowing (which is why they are also referred to as an "insolvency cushion"). To make them more attractive from a lender's perspective, mezzanine structures frequently comprise an "equity kicker": the return on the funds includes a performance-related component.

Mezzanine financing is used where financing needs are significant in proportion to equity capital, and an injection of fresh equity is unavailable or not desirable. Typical examples for such scenarios are start-up companies, or the acquisition of enterprises by smaller companies (leveraged buyout – "LBO") or by the management (management buyout – "MBO").

Mortgage-Backed Securities

The issue of mortgage-backed securities (MBS) involves the grouping of individual property loans to form a collateral pool, which is transferred to a separate legal entity referred to as a special-purpose vehicle (SPV).

The SPV issues MBS with a fixed coupon payment that is serviced by incoming interest payments made by the loan debtors. Given that debtors usually have the option to redeem their loan at any time, in full or in part, MBS issuers reserve the right to pass on scheduled and unscheduled redemptions on the mortgages contained in the pool to MBS investors, reducing their claims accordingly.

Pfandbriefe (Asset-Covered Bonds)

Pfandbriefe and public sector mortgage bonds (Kommunalschuldverschreibungen) are asset-covered, fixed-income securities issued either by private mortgage banks (under the German Mortgage Bank Act), or by property credit institutions (Realkredit-institute), or central savings banks (Landes-banken / Girozentralen) (under the German Act on Pfandbriefe and Similar Debentures Issued by Public-Sector Credit Institutions). The total amount of the nominal value of mortgage bonds in circulation must at all times be covered by real mortgages or other charges on real property of at least the same value and with at least the same interest rate (ordinary cover). Pfandbriefe and public sector mortgage bonds are used to raise long-term funds to finance mortgage and other real property loans.

Securitization

'Securitization' in a capital markets context means vesting the rights on assets in securities. As a result, the mutual claims resulting from a contractual relationship are no longer directly linked to the original parties, but may be sold on the capital market. Although in principle this may involve equity rights vested in shares as well as borrowing, securitisation mostly refers to the latter. This is particularly true in the context of property, where largely similar assets or liabilities are grouped into a pool, and the rights to the cash flows generated by these assets or liabilities are then securitized. The purpose of this pooling is to ensure fungibility as well as an appropriate transaction size. In contrast to individual loans, where the investor's rights are protected by way of reservation of title on the financed assets, investors taking part in a securitization have a proportional right on the pool of assets.

Structured Finance

This segment comprises three major business areas: Asset-Backed Securities (which are similar to Mortgage-Backed Securities), Project Finance and Leasing.

Project Finance comprises advising on, and structuring the financial components of individual projects. Due to their complexity and the risks involved, such projects frequently require a customized risk structure, taking into account legal and tax implications as well as the financial framework and applicable restrictions.

Leasing is a combination of elements inherent to renting or purchasing assets. From the lessee's point of view, this alternative financing structure may hold various benefits.

Syndication

Even large banks often find themselves incapable of shouldering the financing volumes for large-sized, long-term investment projects on their own. To nevertheless be able to provide financing for these projects, such loans are often distributed ("syndicated") among a number of banks. In this context, the Lead Bank accepts the instruction to provide the loan, and is then responsible for the placement of individual tranches with other banks. The advantage for the borrower is that administrative contacts are limited to a single point of contact, avoiding the necessity to repeat time-consuming and costly multiple credit checks. The banks, in turn, avoid taking on excessive risks involved in single loans.



OUR ADDRESSES

Aareal Bank AG
Paulinenstraße 15 · D-65189 Wiesbaden
Phone: +49 611 3480
Fax: +49 611 3483500

Amsterdam
Kantoorgebouw Byzantium
Stadhouderskade 14-E
NL-1054 ES Amsterdam
Phone: +31 20 5898660
Fax: +31 20 5898666

Berlin
Kurfürstendamm 33 · D-10719 Berlin
Phone: +49 30 880990
Fax: +49 30 88099470

Brussels
7 rue Guimard · B-1040 Brussels
Phone: +32 2 5144090
Fax: +32 2 5144092

Copenhagen
Frederiksgade 7 · DK-1265 Copenhagen
Phone: +45 70 109090
Fax: +45 70 109091

Dublin
3, Harbourmaster Place · IRL-Dublin 1
Phone: +353 1 6369220
Fax: +353 1 6702785

Essen
Huyssenallee 48 · D-45128 Essen
Phone: +49 201 810080
Fax: +49 201 81008565

Flensburg
Große Straße 65 a · D-24937 Flensburg
Phone: +49 461 144610
Fax: +49 461 1446144

Frankfurt
Taunusanlage 8 · D-60329 Frankfurt a. M.
Phone: +49 69 271120
Fax: +49 69 27112206

Hamburg
Pelzerstraße 7 · D-20095 Hamburg
Phone: +49 40 333160
Fax: +49 40 33316399

Jersey
Grenville Street
St. Helier · Channel Islands
GB-Jersey JE4 8WT
Phone: +44 1534 629119
Fax: +44 1534 629118

Leipzig
Neumarkt 2 · D-04109 Leipzig
Phone: +49 341 22720
Fax: +49 341 2272101

London
38 Lombard Street
GB-London EC3V 9BS
Phone: +44 20 74569200
Fax: +44 20 79295055

Madrid
Calle Barbara de Braganza 2, 2. E.
E-28004 Madrid
Phone: +34 91 7000850
Fax: +34 91 3100791

Milan
Via Andreani, 6 · I-20122 Milan
Phone: +39 02 76419001
Fax: +39 02 764190211

Munich
Richard-Strauss-Straße 24
D-81677 München
Phone: +49 89 51270
Fax: +49 89 5127211

New York
Aareal Financial Services USA, Inc.
410 Park Avenue
New York, NY 10022 · U.S.A.
Phone: +1 212 5084080
Fax: +1 917 3220285



Paris
Aareal Bank France S.A.
5, rue Scribe · F-75009 Paris
Phone: +33 1 44516630
Fax: +33 1 42669794

Prague
Aareal Financial Service spol. s r.o.
Václavské námestí 47
CZ-11000 Prague 1
Phone: +42 02 21625586
Fax: +42 02 21625580

Rome
Via Mercadante 12/14 · I-00198 Rome
Phone: +39 06 83004100
Fax: +39 06 83004150

Stockholm
Hamngatan 11 · S-11147 Stockholm
Phone: +46 8 54642000
Fax: +46 8 54642001

Stuttgart
Kriegerstraße 3 · D-70191 Stuttgart
Phone: +49 711 22360
Fax: +49 711 2236160

Warsaw
Aareal Financial Service Polska Sp. z o.o.
ul. Emilii Plater 53 · PL-00-113 Warsaw
Phone: +48 22 5206090
Fax: +48 22 5206099

Aareal Bau-, Verwaltungs- und Controlling GmbH
Poppenbütteler Bogen 17
D-22399 Hamburg
Phone: +49 40 606860
Fax: +49 40 60686299

Aareal-Finance N.V.
Stadhouderskade 14 E
NL-1054 ES Amsterdam
Phone: + 31 20 5898648
Fax: + 31 20 5898649

Aareal Immobilien Management AG
Paulinenstraße 15 · D-65189 Wiesbaden
Phone: +49 611 3482211
Fax: +49 611 3482313

Aareal Property Services B.V.
Kantoorgebouw Officia I
De Boelelaan 7 · NL-1083 HJ Amsterdam
Phone: +31 20 3016560
Fax: +31 20 3016561

Deutsche Bau- und Grundstücks-Aktiengesellschaft
Chlodwigplatz 1 · D-53119 Bonn
Phone: +49 228 5181
Fax: +49 228 518298

Hypotheken-Discount Vermittlungs GmbH
Janderstraße 8 · D-68199 Mannheim
Phone: +49 621 129920
Fax: +49 621 1299299

Hypotheken Management GmbH
Janderstraße 7-8 · D-68199 Mannheim
Phone: +49 621 875570
Fax: +49 621 87557111

IT Services AG
Im Münchfeld 1-5 · D-55122 Mainz
Phone: +49 6131 3010
Fax: +49 6131 301419

photos:
Erika Koch Fotostudio, D-Düsseldorf
Mathias Neubauer, Studio kim, D-Seligenstadt (p 22/23)

New perspectives:
The illustrations show our Wiesbaden headquarters, seen from unusual perspectives.

layout:
s/company, D-Fulda-Künzell

production:
Brönners Druckerei, D-Frankfurt/Main

THE INTERNATIONAL PROPERTY SPECIALIST
COMPANY PROFILE

Aareal Bank


New York
Stockholm
Dublin
Copenhagen
Flensburg
London
Amsterdam
Hamburg
Essen
Berlin
Warsaw
Jersey
Brussels
Wiesbaden
Leipzig
Frankfurt
Prague
Paris
Stuttgart
Munich
Milan
Madrid
Rome



Aareal Bank

Aareal Bank AG · Corporate Communications
Paulinenstrasse 15 · D-65189 Wiesbaden
Phone: +49 611 348 3009 · Fax: +49 611 348 2548
E-Mail: aareal@aareal-bank.com
www.aareal-bank.com



+ Performance in Finance +

+ Performance in Finance +

+ Performance in Finance +

business profile

DEPFA BANK

THE PUBLIC FINANCE AGENCY

Contents

DEPFA

specialisation:

BANK

the key in

plc

tomorrow's markets



Key figures

Segment reporting Public Finance

in € m	2001	2000	Change in %
Total net interest income	251	214	17.3
Net commission income	-3	5	
Trading result	42	43	-2.3
of which trading result DePfa Investment Bank Ltd.	30	25	20.0
of which valuation derivatives / SFAS 133	20	5	
of which interest	-8	13	
Gains from sale of securities available-for-sale	67	31	116.1
Other income and expenditure	1	-27	
Administrative expenditure	92	76	21.1
Provision for loan losses	0	-1	
Income before income taxes	**266**	**191**	**39.3**
of which income from treasury activities	38	-6	
Income taxes	46	29	58.6
Group net income	**220**	**162**	**35.8**
Allocated equity	**1,038**	**789**	**31.6**
Financing portfolio	120,802	112,373	7.5
Cost/income ratio	31.9 %	29.1 %	
RoE before tax	**25.5 %**	**24.2 %**	
RoE after tax	**21.1 %**	**20.5 %**	

DEPFA BANK plc – Success Through Specialisation

The last twelve months were a watershed in the corporate history of DePfa Group. While the international financial markets continue creating corporate structures of ever greater size via mergers or joint ventures, DePfa is now – 80 years after its foundation as Preußische Landespfandbriefanstalt – taking exactly the opposite course of action: specialising through division.

The Management and Supervisory Boards, as well as the shareholders (with an overwhelming 98.1% majority), have paved the way for a successful future by forming an independent specialist institution for Public Finance (separated from the Property Bank): DEPFA BANK plc

DEPFA BANK

This was a crucial step in positioning the public finance business for the next phase in its development. The new structure offers the best framework to further improve the results already achieved in the Public Finance division during the 2001 financial year.

With a return on equity after taxes of 20.3%, a cost/income ratio of 31.9% and a net income for the year of € 220 million, this division of DePfa has already played a leading role in an attractive market characterised by a small number of successful players. The new structure will give added momentum in DEPFA's progress to becoming a leading provider of financial services to public authorities worldwide.

In the next few years, we envisage a continuation of significant net income growth, combined with a 20% return on equity after taxes. For this reason, and counter to the general trend in the ratings of European financial services providers, the rating agencies Fitch and Moody's already upgraded the ratings of the Public Finance Bank during the early phases of our strategic realignment.

Strengthening of the business model – rating upgrade against prevailing trend

Ratings per 31.12.2001

Fitch, London	AA– [1]
Moody's Investors Service, New York	Aa3 [2]

[1] upgrade to positive outlook in November 2001

[2] upgrade to stable outlook in January 2001

the public finance agency

the strategic reorganisation of DEPFA BANK plc


30 20 10 0 10 20 30 40 50 60 70
NW
N
NE

The Public Finance Agency

The parent company for Public Finance activities is Dublin-based DEPFA BANK plc, a public company limited by shares under Irish law. Following the completion of the strategic realignment, all Public Finance activities will be managed by the Irish parent company. The former DePfa-Bank Europe plc, and its entire business, will be folded into DEPFA BANK plc. The principal subsidiaries will be DEPFA Deutsche Pfandbriefbank AG, the Irish Pfandbrief Bank and DEPFA Investment Bank.

DEPFA has been managing its international Public Finance business from Dublin for nearly ten years. The new Group structure, comprising a parent company licensed for operation as a universal bank and subsidiaries which, as specialist banks, are in a position to make use of the right to issue Pfandbriefe (mortgage-backed bonds) in their national jurisdictions, offers significant advantages for the future. In addition, Ireland provides a favourable regulatory environment for the expansion of our international Public Finance business.

With a wide range of products, DEPFA BANK plc caters to the public sector world-wide. As a leading financial services provider with an international focus, DEPFA companies concentrate exclusively on this target group. DEPFA's range of products and services encompasses budget financing through infrastructure financing to investment banking activities, such as the placement of public sector assets and the provision of advisory services to the public sector.

The new DEPFA business model combines the advantages of a global funding strategy with favourable financing conditions for public authority budgets. A solid capital base, excellent asset quality and favourable credit ratings are all essential parts of this approach.

More flexible Group structure

DEPFA's earlier successes were based on strong product know-how and excellent client relationships. The break with the property business, and the fact that DEPFA is no longer subject to the restrictions imposed by the German Mortgage Banking Act (Hypothekenbankgesetz), will be a spur for DEPFA to expand its product range and optimise its client services. A further advantage of the new strategic realignment is increased opportunities for staff to participate in the bank's equity, which would have been otherwise more difficult to implement in a property-based Group.

DEPFA BANK plc
Head Office: Dublin, Listing: Frankfurt Stock Exchange

DEPFA Investment Bank Ltd.	DEPFA Deutsche Pfandbriefbank AG
DEPFA USA Inc.	Irish Pfandbrief Bank
DEPFA Capital Japan K.K.	Branches / Representative offices

The new bank will enjoy a much more focused profile in the employment market and job opportunities will become considerably more attractive. The new bank will be guided by many aspects common to investment banking, while also maintaining a considerable level of on-balance sheet business as a direct consequence of budget financing.

DEPFA BANK plc operates primarily in the following three business segments:

Budget Financing
In BUDGET FINANCING, DEPFA's activities centre predominantly on large-volume business with public authorities from the first and second state levels. The German market accounts for approximately 40% of budget financing activities; the other 60% relates to other markets, most notably Italy, Spain, France, Canada and Japan.

Investment Banking
In INVESTMENT BANKING, DEPFA focuses on advisory services and placement business of public sector assets in both Central and Eastern Europe. Preparations are underway for expansion into other European markets.

Infrastructure Financing
In INFRASTRUCTURE FINANCING, DEPFA specialises in the financing of transportation infrastructure, environmental projects, and other state or state-sponsored projects.

World-wide bond issuer with agency profile

With an exclusive focus on public finance DEPFA BANK plc will fully exploit its greater freedom of action and growth potential in both Europe and Japan as well as continuing its push into regional markets. DEPFA BANK plc's more clearly-defined business model will enable the bank to strengthen its position as an international issuing house.

In today's markets, achieving the best possible refinancing costs is not only crucial in successfully penetrating new markets but also in maintaining long-term client relationships.

DEPFA BANK plc seeks to continually improve its rating; this will in turn further bolster its funding operations, allowing the company to position itself as a major issuing house on an equal footing with agency borrowers.

Today's agency borrowers are characterised by three main features: outstanding asset quality (provided by sovereign guarantees), liquidity and particular trading characteristics (in the way issues are correlated to the swap curve). While DEPFA already fulfils these last two criteria with its large Global Pfandbrief issues, its asset quality will be greatly enhanced as a result of its break with and subsequent independence from the property business.

The key advantage of the new Public Finance Bank is the tangible improvement in refinancing costs, which will be beneficial to the quality of the product range as well as to client relationships.

DEPFA BANK enjoys a leading position as one of Europe's largest private issuing houses, particularly in the Pfandbrief market. The new funding strategy provides for at least two issues per annum, with a minimum issue size of € 3 billion each. Issuing volumes and maturities are geared to investors' requirements, though maturities tend to be mostly in the benchmark range of five and ten years. DEPFA Globals are already traded in the agency section of the EuroMTS system.

In future, DEPFA BANK plc will have a further attractive funding tool at its disposal: in late 2001 the Irish Parliament adopted the Irish Asset Covered Securities Act, which will enter into force in the course of 2002 and marks a clear improvement compared with legislation governing covered bond issuance in other European countries. This Act permits the inclusion, in the cover assets pool, of public sector assets from the entire European Economic Area without restriction, and of public sector assets from any other G7 country up to a maximum of 15% of the cover asset pool.

This year DEPFA BANK plc will therefore be able to issue asset-covered bonds through its new Irish Pfandbrief bank.

The bank clearly intends to issue asset-covered bonds in both the German and the Irish jurisdictions; there are no plans to discontinue the issuance of German Pfandbriefe.

New opportunities offer significant prospects for growth

Maturity structure of outstanding Jumbos / Globals as of 31 December 2001 (in € m)



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
G#1
G#3
G#8
G#4
G#5
G#6
G#7
Nov 02
Feb 03
Mar 03
Jun 04
Oct 04
Feb 05
Jun 06
Jul 07
Feb 08
Jul 08
Jan 09
Mar 09
Jan 10
Jan 10
Jul 11
Jan 13
Jan 14
Globals
Jumbos

Remarks: Global # 2 matured in Feb 2001

Budget Financing

DEPFA Group's budget financing activities centre on large-volume business with public authorities from the first and second state levels. As at year-end 2001, the overall budget financing exposure amounted to over € 120 billion, more than double the level of 1996. The focus of DEPFA's international budget financing activities, which today account for approximately 60% of the entire financing volume, is on member states of the EEA and Japan.

More than doubling of financing volumes

In selected markets, DEPFA Group's advisory business is rapidly gaining in importance, particularly in Italy and Spain where DEPFA advises individual public sector borrowers on international capital market transactions or in the preparation of credit rating processes.

It should be noted that DEPFA BANK plc is already amongst the cost leaders in the budget financing business world-wide. Based on its funding strategy and its approach to issuing large-sized Jumbo and Global Pfandbriefe in particular, DEPFA has succeeded in significantly reducing its interest costs relative to EURIBOR and the swap yield curve.

Direct customer contact in the money markets has yielded further advantages for some years now. By way of deposit-taking, DEPFA is in constant daily contact with global fixed-income investors.

Public Financing volumes as of 31 Dec 2001 (€ bn)


France 8.8
Italy 19.9
Germany 47.8
Others 0.8
Japan 11.8
Denmark 1.2
Belgium/Luxembourg 2.0
Spain 10.5
Sweden 2.0
Ireland 0.3
Portugal 0.9
Poland 0.04
Austria 4.1
UK 1.7
The Netherlands 1.3
Finland 1.8
Greece 2.7
Switzerland 0.5
Canada 2.5

A wide range of DEPFA's activities is supported by the Treasury department of DEPFA Deutsche Pfandbriefbank, which fulfils three key functions:

- Firstly, within Germany, it acquires assets by granting public sector loans or loans based on promissory notes (Schuldscheine) in order to create a pool of German assets as cover for its Pfandbrief issues. DEPFA Deutsche Pfandbriefbank acquires these assets through its direct contacts with central governments, federal states, cities and municipalities, or via intermediaries which place the assets on behalf of public sector bodies.

- Secondly, the Treasury department manages the overall long-term funding of the Group, issues Pfandbriefe and organises other forms of funding.

- Thirdly, the Treasury department is responsible for asset/liability management and ensures compliance with regulatory capital adequacy requirements.

DePfa Bank Europe plc uses other instruments to fund its Public Finance activities. Its funding operations include Medium Term Notes, Commercial Paper programmes, deposit-taking business and repo and money market activities.

Total portfolio in €bn



140
120
100
80
60
40
20
0
74.4
24.5
49.9
86.2
36.7
49.5
107.4
57.5
49.9
112.3
64.5
47.8
120.8
73.0
47.8
1997
1998
1999
2000
2001
Germany
Others

Infrastructure Financing

Transactions with a total value in excess of € 1 billion

Early on, the DEPFA Group established a Special Finance Unit in Dublin responsible for infrastructure project financing. Infrastructure financing is a funding vehicle that is suitable for a wide variety of large-scale public infrastructure projects. Within this field the unit specialises in the financing of transportation infrastructure (such as roads, bridges, tunnels, railways and airports), and of environmental projects (such as water supply, waste water treatment and refuse disposal).

Under these financing arrangements, the risk is borne by the public authorities. This means that the major risk factors in such projects are backed by public sector indemnities, or other forms of risk cover. Over the past three years, some 45 transactions have been executed in this sector, with an overall volume exceeding € 1 billion.

Special Finance Unit – strategy and business focus

Strategy

Step up involvement in innovative new financing arrangements between the public and private sector
(PFI: Private Finance Initiative,
PPP: Public Private Partnerships)

Develop from a syndicate bank to more lead roles in transactions as arranger

Increase geographic coverage in EU, fast track EU accession countries from Central and Eastern Europe (typically with the involvement of multilateral development banks such as the EIB and EBRD), Japan, USA and Canada

Conservative risk approach:
project risk mitigated by state involvement, moderate financing commitments

Main sectors

Financing of core public infrastructure in:

- Transport (roads, railways, trams, bridges and tunnels)
- Environment (water supply and waste water treatment)
- Public facilities (schools, prisons, etc)

Products

Arrangement and underwriting of Senior Debt
Syndicated loans
Advisory mandates

Track record

45 transactions since 1999 with a volume of over € 1 bn

April 2001 – Key Transactions

3rd Glasgow Schools PFI, UK

Co-arranger, £ 300 million

Arranger and participant (GBP 35 m) in a 25 yr loan to finance the refurbishment of the entire secondary school estate in Glasgow under a 30 yr PFI concession awarded to private construction contractors. The EIB were also co-financing.

Geographically, the focus for infrastructure financing solutions is on projects in Western, Central and Eastern Europe. In particular, the need for infrastructure investment and financing will increase significantly among EU applicant countries.

August 2001 – Key Transactions

Norscut Concession PFI, Portugal

Arranger, € 664 million

Arranger and participant (€ 34 m) in 24 yr loan for new motorway in a PFI arrangement between the Government and several Portuguese construction companies under a 30 yr concession. Repayment of the loan by the Government in the form of a "shadow toll" according to number of road users.

The North American and Japanese markets hold additional potential for growth. Recently, DEPFA BANK plc participated in the first Private Finance Initiative in Japan for the financing of a university hospital in Kanagawa prefecture. DEPFA is the only non-Japanese bank involved in this transaction.

September 2001 – Key Transactions

Kanagawa Health College PFI, Japan

Lead Manager, 11.1 billion yen

Participation in the first PFI financing (30-year term) in Japan for the construction of a new university hospital in Kanagawa prefecture.

Investment Banking

DEPFA BANK plc's investment banking activities centre on specialised areas, with particular focus on public sector clients in EU accession candidate countries and emerging markets.

On account of its investment banking activities, the Public Finance Group enjoys an outstanding market position in Central and Eastern Europe.

Excellent position in Central and Eastern Europe

DEPFA Investment Bank, based in Nicosia, Cyprus, is primarily involved in advisory services and origination of public-sector assets in these countries.

In addition, DEPFA Investment Bank arranges capital market transactions for central governments and conducts secondary market investments, as well as trading activities.

This expertise will also be used to build up investment banking product range in Western Europe.

DEPFA plans to expand its origination, underwriting and placement capability in the whole of Europe. To this end, a new London branch of DEPFA Investment Bank has been opened.

February 2001 – Key Transactions

Cyprus Development Bank, Cyprus

Co-arranger, € 50 million

Joint arranger for a five year credit facility. The loan was syndicated to a significant extent with DEPFA Investment Bank's final participation amount sold down to zero in the secondary market shortly after the first drawing. This transaction highlights both DEPFA Investment Bank's origination strength in the Southern European primary market and its placement power. Due to DEPFA Investment Bank's comprehensive distribution coverage, this facility was several times oversubscribed and was subsequently increased from € 30 million to € 50 million.

August 2001 – Key Transactions

Lietuvos Dujos, Lithuania

Arranger, € 30 million

Sole mandate for the syndication and placement of an FRN bond issued by the state-owned gas supply company Lietuvos Dujos. This innovative facility was divided into two tranches, the first of which was syndicated primarily to German central savings banks ("Landesbanken") and was also several times oversubscribed. The second tranche was underwritten by DEPFA as the sole investor and subsequently placed in the secondary market. This was the sixth transaction in Lithuania for DEPFA Investment Bank in the last three years.

Growth fostered by Investment Banking

DEPFA Group companies have excellent contacts on both sides of the Public Finance market, namely with public sector issuers (borrowers) as well as institutional investors (lenders), especially as DEPFA Group itself is one of the largest European investors in public sector assets. Thus, DEPFA has an excellent opportunity to exploit its position as an intermediary between both sides of the market, using its placing power to occupy yet another segment of the value creation chain.

December 2001 – Key Transactions

Zeleznice Slovenkej Republiky (ZSR), Slovakia

Arranger, € 50 million

Sole arranger for a three year credit facility. A significant portion of this loan was placed directly with banks in Germany, Austria and Italy. This transaction highlights DEPFA's involvement in the upgrading of essential transport infrastructure in the region and complements other forms of infrastructure financing by the Special Finance Unit. ZSR is a wholly state-owned rail track and infrastructure operator.

New credit

risk

scoring

controlling

model


99
262
100

Risk Control and Capital Allocation System

Credit Risk

Probability of Default x Loss Given Default = expected loss Credit VaR with long holding period and >> 99% confidence level for economic capital, corresponding to asymmetric risk

Market Risk

VaR @ 99% / 10 day holding period for expected loss
VaR with long holding period
and >>99% confidence level

correlation

Planned step:
Operational Risk

Methodology pending – e.g. maximum expected loss to >>99% confidence level for buffer / economic capital

Planned step:
Liquidity Risk

Methodology pending – e.g. stress test for refinancing to be used with >>99% confidence level VaR for buffer / economic capital

Result = expected default probability rate for DEPFA BANK plc => Rating

DEPFA BANK plc calculates an expected default rate for the whole bank that is consistent with the requirements of the rating agencies. This rate corresponds to a specific rating when supported by sufficient economic capital.

Risk Controlling

DEPFA BANK plc has a unique database which maps the financial, economic and political situation of countries, sub-sovereign agencies and financial institutions (counterparties), and compares them on a global scale. This sophisticated credit rating system contains data from more than 2,100 public sector agencies in Western Europe and the G7 countries.

In co-operation with the local branches, the credit risk department peruses and evaluates local reports, news, legislative changes and other rating-relevant information. In addition, this approach has a positive effect with regard to relationships with local clients and experts.

The wealth of expertise available to DEPFA on the basis of this political and macro-economic analysis has a direct impact on the formalised country-limit system.

With this approach, the Public Finance Bank is able to implement an increasingly sophisticated credit scoring model which will form the basis for the introduction of an internal rating system in accordance with the Basel II Accord.

In addition to the counterparty risk, this system will include market, liquidity and operational risks, and correlate them with the counterparty risk using mathematical methods. In future, the theoretical default probability for the entire bank will be determined as precisely as possible using this methodology. The relevant equity is then allocated accordingly.

In close co-operation with rating agencies, the bank thus attains a more meaningful rating than the average rating of assets contained in the portfolio. Using this approach, the bank will be transformed into a "rating-enhanced conduit".

Sophisticated credit scoring model underpinned by unique database

Internal rating model conform to Basel II

performance

high

in

quality

finance

of assets


104.98
4.649
VALUE

Internal rating grades of the Public Finance Bank

Scale/Grade	Definition
AAA	Extremely strong capacity to meet financial commitments. Highest rating.
AA1	Very strong capacity to meet financial commitments.
AA2	Strong capacity to meet financial commitments.
AA3	Strong capacity to meet financial commitments, but the margin of safety is not as great as in the case of higher ratings.
A1	Strong capacity to meet financial commitments, but more subject to adverse economic conditions and change in circumstances.
A2	Good capacity to meet financial commitments on the obligation.
A3	Fair credit quality. The capacity for timely payment of financial commitments is adequate, however, near term adverse changes could result in a downgrade.
BBB	Adequate capacity to meet financial commitments, but more subject to adverse economic conditions.
BB	Less vulnerable in the near term, but faces major ongoing uncertainties and exposures to adverse business, financial and economic conditions.
B	More vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.
C	A bankruptcy petition has been filed or similar action taken, some delay but financial commitment continues to be paid.
D	Payment default on financial commitments.

Asset Quality

The new internal rating system ensures DEPFA BANK plc maintains levels of asset quality that are significantly above market norms. Just under 80% of on-balance sheet financing is already assigned a 0% risk weighting in accordance with BIS rules. This is a consequence of DEPFA BANK plc's deliberate focus on borrowers of the first and second state levels. A further 19% carries a 20% risk weighting relating predominantly to municipal bodies within OECD countries and financial institutions not backed by explicit sovereign guarantees. In this area, DEPFA BANK has concentrated on top-rated clients and partners from over 30 countries.


Risk-weighting in %
80
70
60
50
40
30
20
10
0
79.0
1.1
19.0
0.9
0
10
20
100

Above average asset quality

These high standards are also reflected in the breakdown of the portfolio mix by external rating. While some of these assets have not been rated externally, according to DEPFA BANK's internal rating model they in large part correspond to the AA level. Using a structured portfolio analysis, DEPFA assets have an average rating of AA1 to AA2 (as of 31 December 2001).


Portfolio according to internal and external ratings in %
40
35
30
25
20
15
10
5
0
35.3
21.1
5.2
28.1
3.7
2.1
3.0
0.5
0.8
0.2
AAA
AA1
AA2
AA3
A1
A2
A3
BBB
BB
B

Internal rating grades of the Public Finance Bank

Scale/Grade	Definition
AAA	Extremely strong capacity to meet financial commitments. Highest rating
AA1	Very strong capacity to meet financial commitments.
AA2	Strong capacity to meet financial commitments.
AA3	Strong capacity to meet financial commitments, but the margin of safety is not as great as in the case of higher ratings.
A1	Strong capacity to meet financial commitments, but more subject to adverse economic conditions and change in circumstances.
A2	Good capacity to meet financial commitments on the obligation.
A3	Fair credit quality. The capacity for timely payment of financial commitments is adequate, however, near term adverse changes could result in a downgrade.
BBB	Adequate capacity to meet financial commitments, but more subject to adverse economic conditions.
BB	Less vulnerable in the near term, but faces major ongoing uncertainties and exposures to adverse business, financial and economic conditions.
B	More vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.
C	A bankruptcy petition has been filed or similar action taken, some delay but financial commitment continues to be paid.
D	Payment default on financial commitments.

Asset Quality

The new internal rating system ensures DEPFA BANK plc maintains levels of asset quality that are significantly above market norms. Just under 80% of on-balance sheet financing is already assigned a 0% risk weighting in accordance with BIS rules. This is a consequence of DEPFA BANK plc's deliberate focus on borrowers of the first and second state levels. A further 19% carries a 20% risk weighting relating predominantly to municipal bodies within OECD countries and financial institutions not backed by explicit sovereign guarantees. In this area, DEPFA BANK has concentrated on top-rated clients and partners from over 30 countries.



Risk-weighting in %
79.0
1.1
19.0
0.9
0
10
20
100

Above average asset quality

These high standards are also reflected in the breakdown of the portfolio mix by external rating. While some of these assets have not been rated externally, according to DEPFA BANK's internal rating model they in large part correspond to the AA level. Using a structured portfolio analysis, DEPFA assets have an average rating of AA1 to AA2 (as of 31 December 2001).



Portfolio according to internal and external ratings in %
35.3
21.1
5.2
28.1
3.7
2.1
3.0
0.5
0.8
0.2
AAA
AA1
AA2
AA3
A1
A2
A3
BBB
BB
B

board of directors

corporate culture and global management



The Management

The Board of Directors of the Irish Parent Company comprises 14 members, consisting of seven executive and seven non-executive members. The split of the DePfa Group was of course intimately tied with a clear division between the Executive Bodies of the Property Bank and of the Public Finance Bank. Executive members of the Board of Directors of the Public Finance Bank no longer sit on the Management Board of the Property Bank.

DEPFA BANK plc's Board of Directors will be made up of the following designated Executive members:

Executive members



Gerhard Bruckermann (Chairman and CEO)

Gerhard Bruckermann has been on the Management Board of DePfa Group since 1991 and has acted as its spokesman since 2000. Gerhard Bruckermann previously held senior positions in the capital market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DePfa's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision. Furthermore, Gerhard Bruckermann has played a key role in the continued development of both the Pfandbrief market and DePfa's funding strategy.

Dr. Thomas M. Kolbeck (Vice Chairman)

Thomas Kolbeck joined DePfa Group's Management Board in 1997. Prior to this, Thomas Kolbeck held various international management positions with Westdeutsche Landesbank. At DePfa Group he has been instrumental in the international diversification of Public Finance activities and expansion of infrastructure financing and investment banking.



Dermot Cahillane

Dermot Cahillane joined DePfa-Bank Europe plc in 1993 as member of the Board of Directors and was appointed Managing Director in 1997. Prior to joining DePfa Group, Dermot Cahillane held senior positions for many years in various national and international divisions of Allied Irish Bank ("AIB"). As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for administration and human resources.

Fulvio Dobrich

Fulvio Dobrich has been CEO of DEPFA USA, Inc. since 1998, a Board member of DePfa-Bank Europe plc and a member of the Board of Directors of DEPFA Investment Bank Ltd. and DEPFA UK Ltd. Fulvio Dobrich previously held senior management positions at various US banks. As a member of the Board of Directors of DEPFA BANK plc, Fulvio Dobrich is responsible for business development and operations.

Dr. Reinhard Grzesik

Reinhard Grzesik joined DePfa Group in 1996 serving as head of the corporate planning division until 2001. He previously worked in group development at Deutsche Bank AG. In late 2001, Reinhard Grzesik was appointed to the Management Boarc of DePfa Deutsche Pfandbriefbank AG. As a member of the Board of Directors of DEPFA BANK plc, he is responsible for accounting, controlling and corporate development.



James Hyde

James Hyde has been an Executive Director of DePfa-Bank Europe plc since November 2001. He was previously a senior bank analyst and director, holding senior management positions at Fox-Pitt, Kelton and Merrill Lynch. As a member of the Board of Directors of DEPFA BANK plc, James Hyde is responsible for risk controlling.

Jürgen Karcher

Jürgen Karcher has been a member of the Management Board of DePfa Group since 2001. In 1998/99, he served the DePfa Group as director for strategic planning and company development. Prior to this, Jürgen Karcher held management positions at Salomon Brothers, Morgan Stanley, Commerzbank AG and Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, Jürgen Karcher is responsible for Group Treasury and funding.

Non-Executive members

Dr. Richard Brantner,
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h. c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

An additional non-executive member will be appointed in the course of 2002.

World-wide performance

DEPFA BANK plc / DePfa-Bank Europe plc
International House
3, Harbourmaster Place, IRL-Dublin 1
Phone +353 1 607 16 00, Fax +353 1 829 0213
www.depfa.com

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5, D-60322 Frankfurt
Phone +49 69 50 06 0, Fax +49 69 50 06 1331
info@depfa.com

DEPFA Investment Bank Ltd.
178 Athalassa Avenue, 2nd Floor
PO Box 20909, CY-1665 Nicosia
Phone +357 2 879300, Fax +357 2 318978

DEPFA UK Ltd.
4th floor
11/13 Knightsbridge , GB-London SW1X 7LY
Phone +44 20 7201 7000, Fax +44 20 7245 0598

DEPFA USA Inc.
570 Lexington Ave.
39th floor, US-New York, N.Y. 10022
Phone +1 212 682 64 74, Fax +1 212 867 78 10

DEPFA Capital Japan K. K.
Atago Green Hills Mori Tower, 41F
2-5-1, Atago, Minato-ku, Tokyo 105-624 1
Phone +81 3 3437 7620, Fax +81 3 3437 7623

Dublin Branch
3, Harbourmaster Place, IRL-Dublin 1
Phone +35 31 6 36 92 20, Fax +35 31 6 70 27 85

Nordic Representative Office
Frederiksgade 7, 1265 København K
Phone +45 33 93 75 71, Fax +45 33 93 75 79

London Branch
11/13 Knightsbridge, London SW1X 7LY
Phone +44 207 201 7000, Fax +44 207 245 0598

Madrid Representative Office
Calle Barbara de Braganza 2, E-2B 28004 Madrid
Phone +34 91 7 00 08 50, Fax +34 91 3 10 07 91

Paris Branch
5, rue Scribe, F-75009 Paris
Phone +33 1 44 94 82 70, Fax +33 1 42 66 46 98

Rome Branch
Via Mercadante 12/14, I-00198 Rom
Phone +39 06 83004200, Fax +39 06 83004250

Tokyo Branch
Atago Green Hills Mori Tower, 41F
2-5-1, Atago, Minato-ku, Tokyo 105-6241
Phone +81 3 5402 9000, Fax +81 3 5402 9010

Glossary

Agency
This is the generic term for public sector debt agencies that issue government-backed debt securities in the capital markets. Agency issuers are generally characterised by the following three features:

1. They provide investors with assets of the highest quality (AAA ratings, state-backed guarantees).

2. Very liquid bond issues.

3. Special trading characteristics of bond issues – notably a high degree of correlation to government and swap yield curves.

Asset Quality
The quality of risk assets, as expressed by ratings.

Commercial Paper (CP)
Promissory notes issued by large companies or financial institutions, with terms ranging between one and twelve months. CP issues with terms of more than 180 days are liable to withholding tax.

EuroMTS
Electronic interbank trading platform for large-sized government bond issues denominated in Euro.

Global Pfandbrief
Large-sized asset-covered bond placed in all major economic regions (US, Europe and Asia) and traded on a global scale.

Mortgage banks / German Mortgage Bank Act
Mortgage banks specialise in the granting of long-term loans secured by way of mortgages or other charges over property. Most of the loans extended by mortgage banks are long-term mortgages and communal loans; these are mostly refinanced by issuing "Pfandbriefe" (asset-covered bonds). The German Mortgage Bank Act sets tight restrictions on the scope of business activities permissible for mortgage banks.

Investment Banking
All-encompassing description for trading and placement of securities or similar instruments, and related services, as well as Mergers and Acquisitions.

Medium-Term Notes (MTNs)
Debt securities typically issued in the form of uncollateralised promissory note loans placed by way of tap issues, with maturities ranging between 9 months and 40 years. Each individual tap issue is part of an MTN programme. Medium-term notes offer maximum flexibility in terms of structure and market timing.

Origination

Origination is an investment banking activity that relates to the initiating and underwriting of securities issues.

Pfandbrief (asset-covered bond)

Collateralised debt securities issued to refinance loans secured by charges over property (mortgage bonds), or loans to public sector entities (public sector mortgage bonds). The issue of Pfandbriefe is regulated by law.

Rating

Specialist rating agencies (such as Fitch, Moody's, Standard & Poor's) assess the credit-worthiness of companies by assigning rating levels. A good rating is essential to achieve favourable funding costs in the capital markets. In addition to factors specific to the respective company or industrial sector, country risks are also taken into account. The rating agencies express the results of their assessment in specially defined rating bands.

Return on equity (RoE)

Indicator expressing the ratio of net income, or profit before taxes, to the average level of shareholders' equity.

Treasury

A bank's Treasury department is responsible for the management, control and execution of all activities that fall within the scope of asset/ liability management.

Underwriting

Underwriting describes the process in which the underwriter (usually an investment bank) acquires a bond issue (thus assuming the issuer's placement risk), and subsequently places it in the primary market.

Universal bank

In contrast to specialist banks, universal banks are active in a wide variety of banking businesses; most importantly, they combine deposit-taking and lending activities with the securities business.

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5 · D-60322 Frankfurt
Phone +49 69 50 06-0 · Fax +49 69 50 06-1331
info@depfa.com · www.depfa.com

KCM Kiefer Cross M.